UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

c/o Norton Rose Fulbright Canada, LLP,

222 Bay Street, Suite 3000,

PO Box 53, Toronto ON M5K 1E7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

As previously announced, on December 14, 2023 Aeterna Zentaris Inc. (“Aeterna Zentaris”, “we”, “our” or the “Company”) and Ceapro Inc. (“Ceapro”) entered into an Arrangement Agreement (as amended by the Amendment Agreement, dated January 16, 2024, and as may be further amended, supplemented or otherwise modified from time to time, the “Arrangement Agreement”), pursuant to which Aeterna Zentaris and Ceapro undertook a business combination transaction (the “Arrangement”). Pursuant to the Arrangement Agreement, and subject to the terms and conditions therein, Aeterna Zentaris will acquire all of the issued and outstanding common shares in the capital of Ceapro in a company-approved Plan of Arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act such that Ceapro will become a wholly-owned subsidiary of Aeterna Zentaris and Aeterna Zentaris will continue the operations of Aeterna Zentaris and Ceapro on a combined basis (the “Arrangement”).

On May 14, 2024, we filed Amendment No.2 to our Registration Statement on Form F-1 (File No. 333-277115) (as amended, the “Warrant Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) relating to the offering for no consideration (the “Warrant Offering”) of up to 633,583 common share purchase warrants (“Aeterna Zentaris New Warrants”) to all of the holders (the “Shareholders”) of common shares, no par value per share (“Common Shares”), of Aeterna, and all of the holders (the “Aeterna Warrant Holders”) of our outstanding warrants to purchase Common Shares (“Aeterna Zentaris Adjusted Warrants”).

This Report on Form 6-K (this “Report”) includes certain updated information relating to the Plan of Arrangement, Ceapro and the Combined Company set forth in the prospectus included in the Warrant Registration Statement and is being filed to incorporate by reference the information included in this Report, including the exhibits hereto, into Aeterna Zentaris’ Registration Statements on Forms S-8 (No. 333-224737, No. 333-210561 and No. 333-200834) and Form F-3 (No. 333-254680) (collectively, the “Registration Statements”) and any future Registration Statements or post-effective amendments to Registration Statements that expressly incorporate this Report by reference therein.

This Report on Form 6-K and the Exhibits included with this Report are hereby incorporated by reference into the Registration Statements and shall be deemed to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. The information contained on any websites referenced in this Report or the Exhibits included with this Report are not incorporated by reference or deemed to be a part of this Report or any of the Registration Statements.

The Plan of Arrangement

In addition to the 633,583 Aeterna Zentaris New Warrants being issued to Aeterna Shareholders and Aeterna Warrant Holders in the Plan of Arrangement, we are also issuing (i) up to 1,847,719 Common Shares (the “Aeterna Plan Shares”) to the holders of Ceapro’s outstanding common shares (“Ceapro Shares”), and (ii) replacement options (the “Replacement Options”) exercisable for up to 67,929 Common Shares in exchange for outstanding options (vested and unvested) to purchase Ceapro common shares that Ceapro issued pursuant to its employee plans (“Ceapro Options”), in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 3(a)(10) promulgated thereunder.

Each Aeterna Zentaris New Warrant will be exercisable, subject to adjustment, for one (1) Common Share at an exercise price of $0.01 per Common Share, will be exercisable at any time after the date of issuance and will expire three years from the date of issuance. The exercise price is paid on a cashless basis meaning that the number of Common Shares will be reduced by an amount equal to the aggregate exercise price of the Aeterna Zentaris New Warrants being exercised. Each Common Share (including Common Shares underlying the Aeterna Zentaris New Warrants) has associated with it one right to purchase a Common Share under our amended and restated shareholder rights plan dated as of March 26, 2019.

If consummated, on the effective date of the Plan of Arrangement (the “Effective Date”) existing Shareholders and former Ceapro Shareholders would each own approximately 50% of the outstanding Common Shares assuming the exercise of all of the Aeterna Zentaris New Warrants and based on the number of Common Shares and Ceapro Shares issued and outstanding as of market close on December 13, 2023, the day prior to the execution of the Arrangement Agreement, which established the exchange ratio for the Plan of Arrangement. For further information regarding the Combined Company, see section entitled “Information Concerning the Combined Company” below.

Aeterna Zentaris has applied to list all of its Common Shares, including its existing Common Shares and the Common Shares issued to Ceapro’s shareholders and the Common Shares issuable upon the exercise of the Aeterna Zentaris New Warrants in the Plan of Arrangement, on the Toronto Stock Exchange (the “TSX”) and has filed an initial listing application with the NASDAQ Stock Market for the continued listing of its Common Shares on the NASDAQ Capital Market (“NASDAQ”), as the exchange has determined that the Plan of Arrangement constitutes a “change of control” under its rules and regulations, and such approval is a condition to closing of the Plan of Arrangement.

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The Arrangement Agreement contains customary representations and warranties and is subject to customary conditions to closing and other restrictive covenants, including, but not limited to, the following:

●	Directors and Officers: Upon the occurrence of the Plan of Arrangement, effective as of the Effective Date, certain directors of Aeterna Zentaris will resign, the number of director seats on the Aeterna Zentaris Board will be increased and nominees of Ceapro will be appointed to fill such vacancies on the Aeterna Zentaris Board, to the extent permitted by law. Furthermore, Aeterna Zentaris will appoint a new Chief Executive Officer as of the Effective Date.

●	Non-Solicitation: Subject to certain exceptions, neither party will solicit or assist in the initiation of proposals that could result in an Acquisition Proposal by a third-party.

●	Notification of Proposals: A Party that receives an acquisition solicitation has to notify the other Party within 24 hours of its receipt of such solicitation and must provide certain information and details relating to such acquisition solicitation.

●	Superior Proposal: Notwithstanding other restrictions contained in the Plan of Arrangement, in the event a Party receives a superior proposal from a third-party, such Party may, subject to compliance with the terms of the Plan of Arrangement, enter into a definitive agreement with a party providing for an Acquisition Proposal so long as such Acquisition Proposal constitutes a Superior Proposal.

●	Termination of Arrangement Agreement: The parties may terminate the Arrangement Agreement upon the occurrence of certain conditions, and in any event, if the Effective Date has not occurred on or before June 14, 2024.

●	Termination Fees: Upon the occurrence of certain termination events pursuant to the terms of the Arrangement Agreement, Aeterna Zentaris shall be entitled to a fee of US$500,000 to be paid by Ceapro within the time(s) specified in the Arrangement Agreement in respect to each termination event.

On March 12, 2024, the shareholders of both Aeterna Zentaris and Ceapro approved the Plan of Arrangement, and on March 28, 2024, the Court of King’s Bench of Alberta issued its final order approving the Plan of Arrangement. No Ceapro Shareholders exercised their Dissent Rights in connection with the Plan of Arrangement.

In order to become effective, the Plan of Arrangement requires, among other things, regulatory approvals, including the Securities and Exchange Commission (the “SEC”) declaring the Warrant Registration Statement effective and receipt of approvals from the TSX Venture Exchange (the “TSXV”), TSX and NASDAQ, as well as the satisfaction of certain closing conditions customary to transactions of this nature.

Share Consolidation

On May 3, 2024, the previously announced 4:1 share consolidation (or reverse stock split) (the “Share Consolidation”) of Aeterna Zentaris’ Common Shares became effective on the basis of one post-Share Consolidation Common Share for every four pre-Share Consolidation Common Shares and the Common Shares commenced trading on a post-Share Consolidation basis on the TSX and NASDAQ at the opening of trading on such date.

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About this Report on Form 6-K

This Report does not constitute an offer to sell, or a solicitation of an offer to buy our securities. We have not done anything that would permit the offer of any securities or possession or distribution of this Report in any jurisdiction where action for that is required other than the United States.

References in this Report to the “Form 20-F” are to our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 27, 2024.

Except as otherwise indicated, the information concerning Ceapro contained in this Report is based solely on information provided to Aeterna Zentaris by Ceapro or is taken from, or is based upon, publicly available information. Information concerning Ceapro should be read together with, and is qualified by, the documents and information related to Ceapro incorporated by reference herein. Although we have no knowledge that would indicate that any of the information provided by Ceapro is untrue or incomplete, neither we nor any of our officers or directors assumes any responsibility for the failure by Ceapro to disclose facts or events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to us. We have no knowledge of any material information concerning Ceapro that has not been generally disclosed.

In this Report, unless otherwise indicated, references to “we”, “us”, “our”, “Aeterna Zentaris” the “Corporation” or the “Company” are to Aeterna Zentaris Inc., a Canadian corporation, and its consolidated subsidiaries, prior to consummation of the Plan of Arrangement, unless it is clear that such terms refer only to Aeterna Zentaris Inc. excluding its subsidiaries.

In this Report, unless otherwise indicated, references to “Ceapro” are to Ceapro Inc., a corporation existing under the federal laws of Canada, and its consolidated subsidiaries, prior to consummation of the Plan of Arrangement, unless it is clear that such terms refer only to Ceapro Inc. excluding its subsidiaries.

In this Report, unless otherwise indicated, references to the “Combined Company” are to Aeterna Zentaris, and its consolidated subsidiaries, after the completion of the Plan of Arrangement, unless it is clear that such terms refer only to Aeterna Zentaris, excluding its subsidiaries, after the completion of the Plan of Arrangement.

The financial statements included in or incorporated by reference into this Report have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and thus may not be comparable to financial statements of United States (“U.S.”) companies.

Certain information presented in this Report, including certain documents incorporated by reference herein, may include non-IFRS measures that are used by us as indicators of financial performance. These financial measures do not have standardized meanings prescribed under IFRS and our computation may differ from similarly-named computations as reported by other entities and, accordingly, may not be comparable. These financial measures should not be considered as an alternative to, or more meaningful than, measures of financial performance as determined in accordance with IFRS as an indicator of performance. We believe these measures may be useful supplemental information to assist investors in assessing our operational performance and our ability to generate cash through operations. The non-IFRS measures also provide investors with insight into our decision making as we use these non-IFRS measures to make financial, strategic and operating decisions.

Unless otherwise stated, currency amounts in this Report are stated in United States dollars, or “$” or “US$”. All references to “C$” are to Canadian dollars.

Aeterna Zentaris’ historical financial statements are presented in US dollars and Ceapro’s historical financial statements are presented in Canadian dollars. Unless otherwise indicated, all monetary information included or incorporated by reference in this Report related to Aeterna Zentaris is presented in US dollars and all monetary information in this Report related to Ceapro is presented in Canadian dollars.

The unaudited pro forma condensed consolidated financial information of the Combined Company included in this Report is presented in Canadian dollars. Aeterna Zentaris’ financial statements were translated from US dollars to Canadian dollars in the unaudited pro forma condensed consolidated statement of financial position of the Combined Company as at December 31, 2023 at a spot exchange rate of C$1.3495 = US$1.00. Aeterna Zentaris’ financial statements were translated from US dollars to Canadian dollars in the statement of income (loss) of the Combined Company at the average exchange rate of C$1.3495 = US$1.00 for the year ended December 31, 2023.

It has not yet been determined which currency the Combined Company’s financial statements will be presented if the Plan of Arrangement is consummated.

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Unless otherwise indicated, all references to numbers of our Common Shares, Aeterna Zentaris Adjusted Warrants and all other outstanding convertible securities in this Report have been adjusted to reflect the Share Consolidation.

Unless otherwise indicated, the number of Common Shares to be outstanding after the Plan of Arrangement in this Report is based on 1,213,969 Common Shares outstanding as of December 31, 2023, as adjusted for the Share Consolidation, and excludes:

●	114,405 Common Shares issuable upon the exercise of outstanding Aeterna Zentaris Adjusted Warrants at a weighted average exercise price of $87.04 per share;

●	13,350 Common Shares issuable upon the exercise of outstanding Aeterna Zentaris employee stock options (vested and unvested) at a weighted average exercise price of $50.05 per share;

●	218,512 Common Shares reserved for future issuance under our 2018 Long-Term Incentive Plan dated March 27, 2018;

●	67,929 Common Shares issuable upon the exercise of outstanding Replacement Options (vested and unvested) to be issued to Ceapro’s employees in the Plan of Arrangement in exchange for the Ceapro Options (vested and unvested); and

●	633,583 Common Shares issuable upon the exercise of Aeterna Zentaris New Warrants to be issued to our Shareholders and the Aeterna Warrant Holders in the Warrant Offering at an exercise price of $0.01 per share.

Unless otherwise stated, outstanding share information throughout this Report excludes such outstanding securities.

No Offer or Solicitation

This Report on Form 6-K and the exhibit attached hereto and incorporated by reference herein, and the information contained herein and therein are not, and do not, constitute an offer to sell any securities or a solicitation of an offer to buy any securities in the United States or any other state or jurisdiction, nor shall any securities of Aeterna Zentaris or the Combined Company be offered or sold in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions described herein or determined if this communication is truthful or complete. Any representation to the contrary is a criminal offense.

You should not construe the contents of this Report on Form 6-K or the exhibit attached hereto and incorporated herein by reference as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein.

Forward-Looking Statements

The information in this Report and the exhibits attached hereto and incorporated herein by reference include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could result in outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.

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Forward-looking statements include, but are not limited to, the ability of Aeterna Zentaris and Ceapro to successfully consummate the Plan of Arrangement pursuant to the Arrangement Agreement within the time expected or at all and, if completed, the anticipated benefits and synergies as well as the assets, cost structure, financial position, cash flows and growth prospects of the Combined Company.

Factors that could cause actual results or outcomes to differ materially from expectations include, among others, the following:

●	securities exchange approvals from the TSXV, NASDAQ and the TSX;
●	our ability to raise capital and obtain financing to continue our currently planned operations;
●	our ability to meet the continued listing requirements of the NASDAQ and maintain listing of our Common Shares on the NASDAQ;
●	our ability to continue as a going concern, which is dependent, in part, on our ability to transfer cash from AEZS Germany to Aeterna Zentaris and the U.S. subsidiary and to secure additional financing;
●	our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the license and assignment agreement with Novo Nordisk A/S;
●	our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect;
●	our reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin);
●	potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration;
●	uncertainties related to the regulatory process;
●	unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus;
●	our ability to efficiently commercialize or out-license Macrilen™ (macimorelin);
●	our reliance on the success of the pediatric clinical trial in the European Union (“E.U.”) and U.S. for Macrilen™ (macimorelin);
●	the degree of market acceptance of Macrilen™ (macimorelin);
●	our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product;
●	our ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for Macrilen™ (macimorelin);
●	any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits;
●	our ability to protect our intellectual property; and
●	the potential of liability arising from shareholder lawsuits and general changes in economic conditions.

Additional factors that could cause actual results to differ materially include those risks identified in the section entitled “Risk Factors” as well as in Item 3. “Key Information – Risk Factors” contained in our Form 20-F and our other filings and submissions from time to time with the SEC, which are available on the Company’s website located at www.aeterna.com. Investors should also consult the Company’s other quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties.

Many of these factors are beyond our control. We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to the Company and/or Ceapro, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless required by law to update these statements, we will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.

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RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below in this Report and the information in Item 3. “Key Information – Risk Factors” contained in the Form 20-F and our other subsequent filings and submissions to the SEC from time to time on Form 20-F and Form 6-K, including our other quarterly and annual filings filed with the Canadian securities regulatory authorities.

These risks are not the only risks we face. Additional risks not presently known to us, or that we currently view as immaterial, may also impair our business, if any of the risks described in our SEC filings or any additional risks actually occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In that case, the value of our securities could decline substantially and you could lose all or part of your investment.

Risk Factors Relating to the Plan of Arrangement

The Plan of Arrangement remains subject to satisfaction or waiver of several conditions, including receipt of the Stock Exchange Approvals and there can be no certainty that all conditions precedent to the Plan of Arrangement will be satisfied or waived. Failure to complete the Plan of Arrangement could negatively impact the market price of the Common Shares.

Completion of the Plan of Arrangement remains subject to satisfaction or waiver of several conditions, including receipt of the Stock Exchange Approvals. The completion of the Plan of Arrangement is conditional on, among other things, the receipt of the Regulatory Approvals. The completion of the Plan of Arrangement is also subject to the Consideration Shares and the Replacement Options to be issued pursuant to the Plan of Arrangement being exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws, including pursuant to the Section 3(a)(10) Exemption, and not being subject to resale restrictions, including under the U.S. Securities Act, subject to restrictions applicable to affiliates (as defined in Rule 405 of the U.S. Securities Act) of Aeterna Zentaris at the Effective Date or within 90 days of the Effective Date.

Certain of the conditions to completion of the Plan of Arrangement are outside of the control of Aeterna Zentaris. There can be no certainty, nor can Aeterna Zentaris provide any assurance, that all conditions precedent to the Plan of Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the Plan of Arrangement may not be completed. If, for any reason, the Plan of Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Common Shares may be materially adversely affected. In such events, Aeterna Zentaris’ business, financial condition or results of operations could also be subject to various material adverse consequences, including that Aeterna Zentaris would remain liable for costs relating to the Plan of Arrangement.

If the Plan of Arrangement is not completed and Aeterna Zentaris decides to seek another transaction, there can be no assurance that it will be able to find another merger on equivalent or more attractive terms than pursuant to the Plan of Arrangement. Furthermore, Ceapro may be entitled to a termination fee from Aeterna Zentaris upon the occurrence of certain events resulting in the termination of the Plan of Arrangement.

Restrictions on the Company’s business during the Interim Period.

The Arrangement Agreement imposes certain restrictions on the conduct of the Company’s business during the Interim Period, being the period between the execution of the Arrangement Agreement and the consummation of the Plan of Arrangement, which may have a negative impact on its performance. As the Plan of Arrangement is dependent upon the satisfaction of certain conditions, its completion is subject to uncertainty, and the Company’s customers and suppliers may delay or defer decisions concerning the Company which could have a negative impact on the Company’s business and operations, regardless of whether the Plan of Arrangement is ultimately completed.

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Completion of the Plan of Arrangement is uncertain. Aeterna Zentaris has dedicated significant resources to pursuing the Plan of Arrangement and is restricted from taking certain specified actions while the Plan of Arrangement is pending and failure to complete the Plan of Arrangement could negatively impact Aeterna Zentaris’ business.

Aeterna Zentaris and Ceapro are subject to certain non-solicitation provisions under the Arrangement Agreement with respect to an Acquisition Proposal. The Arrangement Agreement also restricts Aeterna Zentaris from taking certain specified actions until the Plan of Arrangement is completed, without the consent of Ceapro. These restrictions may prevent Aeterna Zentaris from pursuing attractive business opportunities that may arise prior to the completion of the Plan of Arrangement. As completion of the Plan of Arrangement is dependent upon satisfaction of certain conditions, the completion of the Plan of Arrangement is uncertain. If the Plan of Arrangement is not completed for any reason, the announcement of the Plan of Arrangement, the dedication of Aeterna Zentaris’ resources to the completion thereof and the restrictions that were imposed on Aeterna Zentaris under the Arrangement Agreement may have an adverse effect on the current or future operations, financial condition and prospects of Aeterna Zentaris as a standalone entity.

The Arrangement Agreement may be terminated by Aeterna Zentaris or Ceapro in certain circumstances, which could result in significant costs and could negatively impact the market price of the Common Shares.

In addition to termination rights relating to the failure to satisfy the conditions of closing, each of Aeterna Zentaris and Ceapro has the right, in certain circumstances, to terminate the Arrangement Agreement and the Arrangement. Accordingly, there is no certainty, nor can Aeterna Zentaris provide any assurance, that the Arrangement Agreement will not be terminated by either Aeterna Zentaris or Ceapro before the implementation of the Plan of Arrangement. Failure to complete the Plan of Arrangement could negatively impact the trading price of the Common Shares or otherwise adversely affect Aeterna Zentaris’ business.

Because the market price of the Common Shares and the Ceapro Shares will fluctuate and the Exchange Ratio is fixed, there can be no certainty with respect to the market value of the Consideration Shares that Ceapro Shareholders will receive for their Ceapro Shares under the Plan of Arrangement.

The Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of Common Shares or Ceapro Shares. The market price of the Common Shares or Ceapro Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between Aeterna Zentaris and Ceapro’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions and broad market fluctuations. The underlying cause of any such change in relative market price may constitute an Aeterna Zentaris Material Adverse Effect or Ceapro Material Adverse Effect, the occurrence of which in respect of a Party could entitle the other Party to terminate the Arrangement Agreement or otherwise entitle either Party to terminate the Arrangement Agreement. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Consideration Shares that the Ceapro Shareholders may receive on the Effective Date. There can also be no assurance that the trading price of the Common Shares will not decline following the completion of the Plan of Arrangement. Accordingly, the market value represented by the Exchange Ratio will also vary.

The issuance of a significant number of Common Shares and a resulting “market overhang” could adversely affect the market price of the Common Shares following completion of the Plan of Arrangement.

On completion of the Plan of Arrangement, a significant number of additional Common Shares will be issued and available for trading in the public market. The increase in the number of Common Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, the Common Shares.

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The issuance of the Consideration Shares and the Common Shares upon the exercise of the Aeterna Zentaris New Warrants in connection with the Plan of Arrangement could result in the dilution of ownership and voting interests of current Shareholders.

As of the Record Date, Aeterna Zentaris had 4,855,876 Common Shares issued and outstanding. Following the Share Consolidation and immediately prior to the Plan of Arrangement, it is expected that there will be 1,213,969 Common Shares issued and outstanding. It is anticipated that upon completion of the Plan of Arrangement and the Share Consolidation, there will be 3,695,271 Common Shares, 114,405 existing common share purchase warrants exercisable for 114,405 Common Shares, 13,350 Aeterna Zentaris Options (vested and unvested) exercisable for 13,350 Common Shares, 49,230 Aeterna Zentaris DSUs for 49,230 Common Shares, 633,583 Aeterna Zentaris New Warrants exercisable for 633,583 Common Shares with an exercise price of $0.01 per Common Share, and 67,929 Replacement Options (vested and unvested) exercisable for 67,929 Common Shares issued and outstanding. This increase in the number of issued and outstanding Common Shares post-Arrangement may have a depressive effect on the price of the Common Shares. In addition, as a result of the issuance of such additional Common Shares, the voting power of the existing Shareholders will be substantially diluted. Aeterna Zentaris may, in its sole discretion in accordance with its constituent documents and subject to applicable laws, including the policies of the TSX and NASDAQ, issue additional Common Shares or other securities (equity, debt or otherwise) from time to time, and the interests of the holders of Common Shares may be diluted thereby. Aeterna Zentaris’ constating documents permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. In addition, when outstanding options are exercised or when Common Shares are issued on the vesting or settlement of outstanding share units, an investor will incur additional dilution. Accordingly, holders of Common Shares may suffer dilution.

The Raymond James Fairness Opinion is based on many factors.

The Company has obtained the Raymond James Fairness Opinion from Raymond James. The Raymond James Fairness Opinion is, of necessity, based on many factors, including an analysis of past results and certain assumptions governing future results. There can be no assurance that the Raymond James Fairness Opinion will prove, in retrospect, to have been accurate.

Aeterna Zentaris and Ceapro may be the targets of legal claims, securities class actions, derivative lawsuits and other claims. Any such claims may delay or prevent the Plan of Arrangement from being completed.

Aeterna Zentaris and Ceapro may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Plan of Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Aeterna Zentaris and Ceapro seeking to restrain the Plan of Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Plan of Arrangement, then that injunction may delay or prevent the Plan of Arrangement from being completed.

In addition, political and public attitudes towards the Plan of Arrangement could result in negative press coverage and other adverse public statements affecting Aeterna Zentaris and Ceapro. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively impact the ability of Aeterna Zentaris to take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on Aeterna Zentaris’ business, financial condition and results of operations.

Aeterna Zentaris and Ceapro will incur substantial transaction fees and costs in connection with the proposed Arrangement. If the Plan of Arrangement is not completed, the costs may be significant and could have an adverse effect on Aeterna Zentaris.

Aeterna Zentaris and Ceapro have incurred and expect to incur additional material non-recurring expenses in connection with the Plan of Arrangement and completion of the transactions contemplated by the Arrangement Agreement, including costs relating to obtaining the satisfaction of the conditions to closing the Plan of Arrangement provided in the Arrangement Agreement. Additional unanticipated costs may be incurred by Aeterna Zentaris in the course of coordinating the businesses of Aeterna Zentaris and Ceapro after the completion of the Plan of Arrangement. If the Plan of Arrangement is not completed, Aeterna Zentaris will need to pay certain costs relating to the Plan of Arrangement incurred prior to the date the Plan of Arrangement was abandoned, such as legal, accounting, financial advisory and printing fees. Aeterna Zentaris is liable for its own costs incurred in connection with the Plan of Arrangement. Such costs may be significant and could have an adverse effect on Aeterna Zentaris’ future results of operations, cash flows and financial condition.

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Prior to the Effective Date, the Plan of Arrangement may divert the attention of Aeterna Zentaris’ management, and any such diversion could have an adverse effect on the business of Aeterna Zentaris.

The pending Arrangement could cause the attention of Aeterna Zentaris’ management to be diverted from the day-to-day operations of Aeterna Zentaris. These disruptions could be exacerbated by a delay in the completion of the Plan of Arrangement and could result in lost opportunities or negative impacts on performance, which could have a material and adverse effect on the business, financial condition and results of operations or prospects of Aeterna Zentaris if the Plan of Arrangement is not completed, and on the business of Aeterna Zentaris following the Effective Date.

The Aeterna Zentaris Board considered financial projections prepared by Aeterna Zentaris management in connection with the Plan of Arrangement. Actual performance of Aeterna Zentaris and Ceapro may differ materially from these projections.

The Aeterna Zentaris Board considered, among other things, certain projections, prepared by Aeterna Zentaris management, with respect to each of Ceapro (the “Ceapro Projections”) and Aeterna Zentaris (the “Aeterna Zentaris Projections”, together with the Ceapro Projections, the “Projections”). All such projections are based on assumptions and information available at the time the Projections were prepared. Aeterna Zentaris does not know whether the assumptions made will be realized. Such information can be adversely affected by known or unknown risks and uncertainties, many of which are beyond Aeterna Zentaris and Ceapro’s control. Further, financial forecasts of this type are based on estimates and assumptions that are inherently subject to risks and other factors such as counterparty performance, technical estimates, industry performance, legal and regulatory developments, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of Aeterna Zentaris and Ceapro, including the factors described in this “Risk Factors” section and under the section entitled “Forward-Looking Statements”, which factors and changes may impact such forecasts or the underlying assumptions. As a result of these contingencies, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the references to the Projections in this Report should not be regarded as an indication that Aeterna Zentaris, the Aeterna Zentaris Board, or any of its advisors or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

The Projections were prepared by Aeterna Zentaris management for internal use and to, among other things, assist Aeterna Zentaris in evaluating the Plan of Arrangement. The Projections were not prepared with a view toward public disclosure or toward compliance with IFRS, published guidelines of applicable securities regulatory authorities or the guidelines established by the Chartered Professional Accountants for preparation and presentation of prospective financial information. Neither Aeterna Zentaris’ independent registered public accounting firms, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections.

There could be unknown or undisclosed risks or liabilities of Ceapro for which Aeterna Zentaris is not permitted to terminate the Arrangement Agreement.

While Aeterna Zentaris conducted due diligence with respect to Ceapro prior to entering into the Arrangement Agreement, there are risks inherent in any transaction. Specifically, there could be unknown or undisclosed risks or liabilities of Ceapro for which Aeterna Zentaris is not permitted to terminate the Arrangement Agreement. Any such unknown or undisclosed risks or liabilities could materially and adversely affect Aeterna Zentaris’ financial performance and results of operations. Aeterna Zentaris could encounter additional transaction and enforcement-related costs and may fail to realize any or all of the potential benefits from the Arrangement Agreement. Any of the foregoing risks and uncertainties could have a material adverse effect on Aeterna Zentaris’ business, financial condition and results of operations.

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Although Aeterna Zentaris has conducted due diligence on Ceapro, it has not verified the reliability of all of the information regarding Ceapro included in, or which may have been omitted from, this Report.

Unless otherwise indicated, all historical information regarding Ceapro contained in this Report, including all Ceapro financial information and all pro forma financial information of Ceapro reflecting the pro forma effects of the acquisition of Ceapro by Aeterna Zentaris, has been derived from Ceapro’s publicly disclosed information or provided by Ceapro. Although Aeterna Zentaris conducted due diligence on Ceapro to its satisfaction in connection with the Plan of Arrangement and has no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in Ceapro’s publicly disclosed information, including the information about or relating to Ceapro contained in this Report, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect Aeterna Zentaris’ operational and development plans and Aeterna Zentaris’ business, financial condition and results of operations.

Uncertainty surrounding the Plan of Arrangement could adversely affect Aeterna Zentaris’ retention of personnel and could negatively impact future business and operations.

The Plan of Arrangement is dependent upon the satisfaction of various conditions, and as a result its completion is subject to uncertainty. In response to this uncertainty, current and prospective employees of Aeterna Zentaris may experience uncertainty about their future roles until such time as Aeterna Zentaris’ plans with respect to such employees are determined and announced. This may adversely affect Aeterna Zentaris’ ability to attract or retain key employees in the period until the Plan of Arrangement is completed or thereafter.

Risk Factors Relating to the Share Consolidation

Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares will also be affected by the Company’s financial and operational results, its financial position, including its liquidity and capital resources, the development of its reserves and resources, industry conditions, the market’s perception of the Company’s business and other factors, which are unrelated to the number of Common Shares outstanding.

Having regard to these other factors, there can be no assurance that the market price of the Common Shares will increase following the implementation of the Share Consolidation to the extent sufficient to ensure compliance with the Bid Price Rule and allow for the continued listing of the Common Shares on the NASDAQ following the completion of the Plan of Arrangement, or that the market price of the Common Shares will not decrease in the future and result in noncompliance with the continuous listing Bid Price Rule. There can also be no assurance that the implementation of the Share Consolidation will, in and of itself, guarantee the continued listing of the Common Shares on the NASDAQ or that the Common Shares will not be delisted from the NASDAQ because the Company fails to meet other NASDAQ listing requirements.

The market price of the Common Shares immediately following the implementation of the Share Consolidation was expected to be approximately equal to the market price of the Common Shares prior to the implementation of the Share Consolidation multiplied by the Share Consolidation Ratio but there is no assurance that the anticipated market price following the implementation of the Share Consolidation will be realized or, if realized, will be sustained or will increase. There is a risk that the total market capitalization of the Common Shares (the market price of the Common Shares multiplied by the number of Common Shares outstanding) after the implementation of the Share Consolidation may be lower than the total market capitalization of the Common Shares prior to the implementation of the Share Consolidation.

Although the Company believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares in equity capital markets by potentially broadening the pool of investors that may consider investing in the Company, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, there is no assurance that implementing the Share Consolidation will achieve this result.

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If, following the Share Consolidation, the market price of the Common Shares (adjusted to reflect the Share Consolidation Ratio) declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would have occurred if the Share Consolidation had not been implemented. Both the total market capitalization of a company and the adjusted market price of such company’s shares following a consolidation or reverse split may be lower than they were before the consolidation or reverse split took effect. The reduced number of Common Shares outstanding after the Share Consolidation could adversely affect the liquidity of the Common Shares.

The Share Consolidation may result in some Shareholders owning “odd lots” of fewer than 100 Common Shares on a post- Share Consolidation basis. Odd lot Common Shares may be more difficult to sell, or may attract greater transaction costs per Share to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares.

Risk Factors Relating to the Combined Company

In addition to the risk factors set forth under this “Risk Factors” section, those in Item 3. “Key Information – Risk Factors” in the Form 20-F and those included under the heading entitled “Information Concerning Ceapro – Risk Factors” below, the following risk factors relate to Aeterna Zentaris (including Ceapro as its wholly-owned subsidiary) following the completion of the Plan of Arrangement:

Significant demands will be placed on the Combined Company and Aeterna Zentaris and Ceapro cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Plan of Arrangement.

As a result of the pursuit and completion of the Plan of Arrangement, significant demands will be placed on the managerial, operational and financial personnel and systems of Aeterna Zentaris and Ceapro. Aeterna Zentaris cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Plan of Arrangement. The future operating results of the Combined Company will be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of Ceapro, to implement a new business strategy and to improve its operational and financial controls and reporting systems.

The failure to achieve the desired synergies and benefits of the Plan of Arrangement could have a material adverse effect on the market price of the Common Shares following completion of the Plan of Arrangement.

The Plan of Arrangement has been agreed to with the expectation that its completion will result in an increase in sustained profitability, cost savings and enhanced growth opportunities for the Combined Company. These anticipated benefits will depend in part on whether Aeterna Zentaris and Ceapro’s operations can be integrated in an efficient and effective manner. The extent to which synergies are realized and the timing of such cannot be assured.

Aeterna Zentaris and Ceapro may be unable to successfully integrate their businesses and realize the anticipated benefits of the Plan of Arrangement. The failure to successfully integrate the businesses of Aeterna Zentaris and Ceapro could have a material adverse effect on the market price of the Common Shares following completion of the Plan of Arrangement.

The integration requires the dedication of substantial effort, time and resources on the part of management which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of each Party. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Plan of Arrangement. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two parties will present challenges to management, including the integration of systems and personnel of the two parties which may be geographically separated, unanticipated liabilities and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with operators or employees or to achieve the anticipated benefits of the Plan of Arrangement. The performance of the Combined Company’s operations after completion of the Plan of Arrangement could be adversely affected if the Combined Company cannot retain key employees to assist in the integration and operation of Aeterna Zentaris and Ceapro.

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The consummation of the Plan of Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although Ceapro, Aeterna Zentaris and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that Aeterna Zentaris will be aware of any and all liabilities of Ceapro or the Plan of Arrangement. As a result of these factors, it is possible that certain benefits expected from the Plan of Arrangement may not be realized. Any inability of management to successfully integrate the operations could have an adverse effect on the business, financial condition and results of operations of the Combined Company.

The unaudited pro forma consolidated financial statements contained herein are presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Combined Company’s financial condition or results of operations following completion of the Plan of Arrangement and the Share Consolidation.

The unaudited pro forma consolidated financial statements included in this Report are presented for illustrative purposes only to show the effect of the Plan of Arrangement and the Share Consolidation, and should not be considered to be an indication of the financial condition or results of operations of the Combined Company following completion of the foregoing. For example, the pro forma consolidated financial statements have been prepared using the consolidated historical financial statements of Aeterna Zentaris and Ceapro and do not represent a financial forecast or projection. In addition, the pro forma consolidated financial statements included in this Report is based in part on certain assumptions regarding the Plan of Arrangement and the Share Consolidation. These assumptions may not prove to be accurate, and other factors may affect the Combined Company’s results of operations or financial condition following completion of the foregoing. Accordingly, the historical and pro forma consolidated financial statements included in this Report do not necessarily represent the Combined Company’s results of operations and financial condition had Aeterna Zentaris and Ceapro as a combined entity during the periods presented, or of the Combined Company’s results of operations and financial condition following the Plan of Arrangement.

In preparing the pro forma consolidated financial statements contained in this Report, Aeterna Zentaris has given effect to, among other items, the Plan of Arrangement, including the issuance of the Consideration Shares and the Aeterna Zentaris New Warrants, and the Share Consolidation. The unaudited pro forma consolidated financial statements do not reflect all of the costs that are expected to be incurred by the Combined Company in connection with the Plan of Arrangement and the Share Consolidation. For example, the impact of any incremental costs incurred in integrating Aeterna Zentaris and Ceapro is not reflected in the pro forma consolidated financial statements. See also the notes to the unaudited pro forma consolidated financial statements included in the section entitled “Unaudited Pro Forma Combined Consolidated Financial Information” included in this Report.

Failure by Aeterna Zentaris and/or Ceapro to comply with applicable Laws prior to the Plan of Arrangement could subject the Combined Company to penalties and other adverse consequences following completion of the Plan of Arrangement.

Aeterna Zentaris is subject to the United States Foreign Corrupt Practices Act and Aeterna Zentaris and Ceapro are subject to the Corruption of Foreign Public Officials Act (Canada). The foregoing Laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such Laws require the maintenance of records relating to transactions and an adequate system of internal controls over financial reporting. There can be no assurance that either party’s internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts or adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation. A failure by Aeterna Zentaris or Ceapro to comply with anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject the Combined Company to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company. Investigations by governmental authorities could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company.

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Aeterna Zentaris and Ceapro are also subject to a wide variety of Laws relating to the environment, health and safety, intellectual property, taxes, employment, labor standards, money laundering, terrorist financing and other matters in the jurisdictions in which they operate. A failure by either of Aeterna Zentaris or Ceapro to comply with any such legislation prior to the Plan of Arrangement could result in severe criminal or civil sanctions, and may subject the Combined Company to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company. The compliance mechanisms and monitoring programs adopted and implemented by either of Aeterna Zentaris or Ceapro prior to the Plan of Arrangement may not adequately prevent or detect possible violations of such applicable laws. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company.

Following the Plan of Arrangement, the trading price of the Common Shares cannot be guaranteed, may be volatile and could be less than, on an adjusted basis, the current trading prices of Aeterna Zentaris and Ceapro due to various market-related and other factors.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies in biotechnology, biopharmaceutical and related industries have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. There can be no assurance that continuing fluctuations in price will not occur. The market price per Common Share is also likely to be affected by changes in the Combined Company’s financial condition or results of operations. Other factors unrelated to the performance of the Combined Company that may have an effect on the price of Common Shares include the following: (a) current events affecting the economic situation in Canada, United States and internationally; (b) changes in the market price of the commodities that Aeterna Zentaris and Ceapro sell and purchase; (c) trends in the biotechnology and biopharmaceutical industries; (d) regulatory and/or government actions, rulings or policies; (e) changes in financial estimates and recommendations by securities analysts or rating agencies; (f) acquisitions and financings; (g) the economics of current and future projects and operations of Aeterna Zentaris and Ceapro; (h) quarterly variations in operating results; (i) the operating and share price performance of other companies, including those that investors may deem comparable; (j) the issuance of additional equity securities by Aeterna Zentaris or Ceapro, as applicable, or the perception that such issuance may occur; and (k) purchases or sales of blocks of Common Shares or Ceapro Shares, as applicable.

There are no assurances with respect to the resale of Common Shares, including the Consideration Shares and Common Shares issuable upon the exercise of the Aeterna Zentaris New Warrants issued under the Plan of Arrangement.

There can be no assurance that the publicly-traded market price of the Common Shares will be high enough to create a positive return for the existing investors. Further, there can be no assurance that the Common Shares will be sufficiently liquid so as to permit investors to sell their position in the Combined Company without adversely affecting the stock price. In such event, the probability of resale of the Common Shares would be diminished.

In the event that Aeterna Zentaris fails to satisfy any of the listing requirements of NASDAQ, including the Bid Price Rule, NASDAQ may reject Aeterna Zentaris’ application for the continued listing of the Common Shares on NASDAQ.

The Common Shares are currently listed on both the NASDAQ and the TSX under the symbol “AEZS”, however, under applicable NASDAQ rules and regulations, the Plan of Arrangement is considered to be change of control requiring a new listing and, in such a circumstance, Aeterna Zentaris is required to make a new application for the continued listing of the Common Shares on NASDAQ following the completion of the Plan of Arrangement. To meet the continued listing requirements on the NASDAQ, the NASDAQ requires, among other things, that listed securities have a minimum bid price of US$4.00 per share or a minimum closing price of US$2.00 to US$3.00 per share, with the specific requisite price based on the satisfaction of certain financial and liquidity requirements set forth in NASDAQ Listing Rules 5505(a) and (b) in accordance with the Bid Price Rule.

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In addition to the Bid Price Rule, because the Plan of Arrangement is treated as a change of control requiring an application for the continued listing of the Common Shares on NASDAQ, Aeterna Zentaris is required to have either: (i) stockholders’ equity of at least US$5 million, a market value of unrestricted publicly held shares of US$15 million, an operating history of 2 years, at least 1 million unrestricted publicly held shares outstanding, at least 300 unrestricted round lot shareholders, and at least 3 market makers; (ii) stockholders’ equity of at least US$4 million, a market value of unrestricted publicly held shares of US$15 million, a market value of listed securities of at least US$50 million, at least 1 million unrestricted publicly held shares outstanding, at least 300 unrestricted round lot shareholders, and at least 3 market makers; or (iii) stockholders’ equity of at least US$4 million, a market value of unrestricted publicly held shares of US$5 million, net income from continuing operations (in the latest fiscal year or in two of the last three fiscal years) of at least US$750,000, at least 1 million unrestricted publicly held shares outstanding, at least 300 unrestricted round lot shareholders, and at least 3 market makers, in each case in addition to the NASDAQ’s corporate governance requirements.

It is possible that we may be a passive foreign investment company.

Adverse U.S. federal income tax rules apply to U.S. Holders who directly or indirectly hold stock of a PFIC. We would be classified as a PFIC for U.S. federal income tax purposes for a taxable year if (i) at least 75% of our gross income is “passive income” or (ii) at least 50% quarterly of the average value of our assets, including goodwill (based on annual quarterly average), is attributable to assets which produce passive income or are held for the production of passive income.

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Although the matter is not free from doubt, we believe that we were not a PFIC during our 2023 taxable year and it does not expect to be a PFIC for our 2024 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2024 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our Common Shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. Accordingly, there can be no assurance that we have not been, or will not be, a PFIC for any taxable year (including our 2024 taxable year).

If we were or are classified as a PFIC for U.S. federal income tax purposes, U.S. investors that hold Common Shares may be subject to potentially significant adverse U.S. federal income tax consequences.

If we were to constitute a PFIC for any year during a U.S. Holder’s holding period for Common Shares, then certain potentially adverse rules will affect the U.S. federal income tax consequences to such U.S. Holder, including resulting from the ownership and disposition of Common Shares. For a more detailed discussion of the PFIC rules, including the consequences and availability of certain elections, see Item 10.E. “Taxation – Material U.S. Federal Income Tax Considerations – Tax Consequences if we are a Passive Foreign Investment Company (“PFIC”)” in the Form 20-F.

Investments in biopharmaceutical companies are generally considered to be speculative in nature.

The prospects for companies operating in the biopharmaceutical industry are uncertain, given the very nature of the industry, in which companies often experience lengthy development time, extensive capital requirements, rapid technological developments and a high degree of competition based primarily on scientific and technological factors. These factors include the availability to obtain patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain government approval for testing, manufacturing and marketing. Accordingly, investments in biopharmaceutical companies should be considered to be speculative assets.

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The Combined Company may not achieve our projected development goals in the time-frames we announce and expect.

The Combined Company may set goals and make public statements regarding the timing of the accomplishment of objectives material to our success, such as the commencement, enrollment and anticipated completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in any clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize any of our products or product candidates. There can be no assurance that the Combined Company will make regulatory submissions or receive regulatory approvals as planned. If the Combined Company fails to achieve one or more of its planned milestones, the share price of the Common Shares may decline.

Competition in our targeted markets is intense, and development by other companies could render any of our current or future products, non-competitive.

The biopharmaceutical field is highly competitive. New products developed by other companies in the industry could render any of the Combined Company’s future products uncompetitive or significantly less competitive. Competitors are developing and testing products and technologies that would compete with the Combined Company’s products. Some of these competitive products may be more effective or have an entirely different approach or means of accomplishing the desired effect. The Combined Company expects competition from pharmaceutical and biopharmaceutical companies and academic research institutions to continue to increase over time. Many competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Combined Company.

The Combined Company may infringe the intellectual property rights of others.

The Combined Company’s commercial success depends significantly on its ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which the Combined Company is not aware that the Combined Company’s products or methods may be found to infringe, or patents of which the Combined Company may become aware and believes that it does not infringe, but which it may ultimately be found to infringe. Moreover, patent applications and their underlying discoveries are in some cases maintained in secrecy until patents are issued. Because patents can take many years to issue, there may be currently pending applications of which the Combined Company is unaware that may later result in issued patents that the Combined Company’s products or technologies are found to infringe. Moreover, there may be published pending applications that do not currently include a claim covering our products or technologies, but, which nonetheless, provide support for a later drafted claim that, if issued, our products or technologies could be found to infringe.

If the Combined Company infringes or is alleged to infringe intellectual property rights of third parties, it will adversely affect its business. Third parties may own or control these patents or patent applications in the U.S. and abroad. These third parties could bring claims against the Combined Company or its collaborators that would cause us to incur substantial expenses and, if successful against the Combined Company, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against the Combined Company or its collaborators, the Combined Company could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. In the event of infringement or violation of another party’s patent or other intellectual property rights, the Combined Company may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of the Combined Company’s products or lead to prohibition of the manufacture or sale of products by the Combined Company or its partners and collaborators.

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Patent litigation is costly and time consuming and may subject us to liabilities.

If the Combined Company becomes involved in any patent litigation, interference, opposition, re-examination or other administrative proceedings, we will likely incur substantial expenses in connection therewith, and the efforts of our technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject the Combined Company to significant liabilities.

In carrying out operations, the Combined Company is expected to be dependent on a stable and consistent supply of ingredients and raw materials.

There can be no assurance that the Combined Company, its contract manufacturers or its licensees, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms that are favorable or similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices we pay for them, could have a material adverse effect on the Combined Company’s business, financial condition, liquidity and operating results.

We are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations.

The Combined Company will be highly dependent on management and clinical, regulatory and scientific staff, the loss of whose services might adversely impact our ability to achieve the Combined Company’s objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to the Combined Company’s success. The competition for qualified personnel in the biopharmaceutical field is intense, and if the Combined Company is not able to retain qualified personnel and/or maintain positive relationships with outside consultants, the Combined Company may not be able to achieve its strategic and operational objectives.

The Combined Company may be subject to litigation in the future.

The Combined Company may, from time to time, be a party to litigation in the normal course of business. Monitoring and defending against legal actions, whether meritorious, is time-consuming for our management and detracts from the Combined Company’s ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and the Combined Company could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to the Combined Company’s interests could result in the payment of substantial damages and could have a material adverse effect on the Combined Company’s cash flow, results of operations and financial position.

With respect to any litigation, the Combined Company’s insurance may not reimburse it, or may not be sufficient to reimburse, for the expenses or losses it may suffer in contesting and concluding such lawsuit. Substantial litigation costs, including the substantial self-insured retention that the Combined Company is required to satisfy before any insurance applies to a claim, unreimbursed legal fees or an adverse result in any litigation may adversely impact the Combined Company’s business, operating results or financial condition.

The Combined Company will be subject to the risk of product liability claims, for which it may not have or may not be able to obtain adequate insurance coverage.

The sale and use of the Combined Company’s products will involve the risk of product liability claims and associated adverse publicity. Product liability claims might be made against the Combined Company directly by patients, healthcare providers or pharmaceutical companies, or others selling, buying or using our products. The Combined Company plans to maintain insurance covering its liability for preclinical and clinical studies as well as products liability insurance. However, the Combined Company may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses, and without sufficient coverage any claim brought against the Combined Company could have a materially adverse effect on our business, financial condition or results of operations.

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It may be difficult for U.S. investors to obtain and enforce judgments against the Combined Company because of its Canadian incorporation and German presence.

The Combined Company will be a company existing under the laws of Canada. Substantially all of the directors and officers of the Combined Company are residents of Canada or otherwise reside outside the U.S., and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. Consequently, although the Combined Company will have appointed an agent for service of process in the U.S., it may be difficult for investors in the U.S. to bring an action against such directors or officers or to enforce against those persons or us a judgment obtained in a U.S. court predicated upon the civil liability provisions of federal securities laws or other laws of the U.S. investors should not assume that foreign courts (i) would enforce judgments of U.S. courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or (ii) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws.

The Combined Company is subject to various internal control reporting requirements under applicable Canadian securities laws and the Sarbanes-Oxley Act in the U.S. The Combined Company can provide no assurance that it will, at all times in the future, be able to report that our internal controls over financial reporting are effective.

As a public company, the Combined Company is required to comply with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities administrators. The Combined Company cannot be certain as to the time of completion of its internal control evaluation, testing and remediation actions or of their impact on the Combined Company’s operations. Upon completion of this process, the Combined Company may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board (U.S.) rules and regulations. As a public company, the Combined Company is required to report, among other things, control deficiencies that constitute material weaknesses or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. If the Combined Company fails to comply with the requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 or similar Canadian requirements, or if the Combined Company reports a material weakness, the Combined Company might be subject to regulatory sanction and investors may lose confidence in our consolidated financial statements, which may be inaccurate if the Combined Company fails to remedy such material weakness.

The Combined Company may have material weaknesses in its internal controls over financial reporting which could have a material adverse effect on the price of the Common Shares.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Aeterna Zentaris has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting which the Combined Company is expected to continue to implement. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

The Combined Company may incur losses associated with foreign currency fluctuations.

The Combined Company’s operations are, in many instances, conducted in currencies other than our functional currency or the functional currencies of our subsidiaries. Fluctuations in the value of currencies could cause the Combined Company to incur currency exchange losses. The Combined Company cannot assert with any assurance that it will not suffer losses as a result of unfavorable fluctuations in the exchange rates between the U.S. dollar, the euro, the Canadian dollar and other currencies.

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Legislative actions, new accounting pronouncements and higher insurance costs may adversely impact our future financial position or results of operations.

Changes in financial accounting standards or implementation of accounting standards may cause adverse, unexpected revenue or expense fluctuations and affect the Combined Company’s financial position or results of operations. New pronouncements and varying interpretations of pronouncements are expected to occur in the future, and the Combined Company may make or be required to make changes in its accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

Data security breaches may disrupt our operations and adversely affect the Combined Company operating results.

The Combined Company’s network security and data recovery measures and those of third parties with which it may contract with, may not be adequate to protect against computer viruses, cyber-attacks, breaches, and similar disruptions from unauthorized tampering with our computer systems. The misappropriation, theft, sabotage or any other type of security breach with respect to any of the Combined Company’s proprietary and confidential information that is electronically stored, including research or clinical data, could cause interruptions to the Combined Company’s operations, could result in a material disruption of the Combined Company’s clinical activities and business operations and could expose the Combined Company to third-party legal claims. Furthermore, the Combined Company could be required to make substantial expenditures of resources to remedy the cause of cyber-attacks or break-ins. This disruption could have a material adverse impact on the Combined Company’s business, operating results and financial condition. Additionally, any break-in or trespass of the Combined Company’s facilities that results in the misappropriation, theft, sabotage or any other type of security breach with respect to the Combined Company’s proprietary and confidential information, including research or clinical data, or that results in damage to the Combined Company’s research and development equipment and assets could have a material adverse impact on the Combined Company’s business, operating results and financial condition.

The Combined Company’s business processes personal information, both in connection with clinical activities and employees. The use of this information is critical to the Combined Company’s operations and innovation, including the development of the Combined Company’s products, as well as management of employees. New and evolving regulations, such as the European Union General Data Protection Regulation, could bring increased scrutiny on the Combined Company’s data management processes in the future. Any cyber-attacks or other failure to protect critical and sensitive systems and information could damage the Combined Company’s reputation, prompt litigation or lead to regulatory sanctions, all of which could materially affect the Combined Company’s financial condition and results of operation.

Risk Factors Relating to our Common Shares

The Common Share price is volatile and will likely continue to be volatile after the completion of the Plan of Arrangement, which may result from factors outside of the Combined Company’s control.

Between January 1, 2023 and December 31, 2023, the closing price of the Common Shares ranged from US$1.42 to US$3.89 per share on the NASDAQ and from C$1.91 to C$5.30 per share on the TSX. Between December 14, 2023, the date of the Arrangement Agreement, and April 26, 2024, the closing price of the Common Shares ranged from US$1.68 to US$2.39 per share on the NASDAQ and from C$2.28 to C$3.18 per share on the TSX.

The Common Share price may be affected by developments directly affecting the Combined Company’s business and by developments out of the control of the Combined Company or unrelated to the Combined Company. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can swing dramatically in ways unrelated to, or that bear a disproportionate relationship to, operating performance. The Common Share price and trading volume may fluctuate based on a number of factors including, but not limited to, the following:

●	developments regarding current or future third-party suppliers and licensee(s);

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●	delays in anticipated clinical trial development or commercialization timelines;

●	announcements by the Combined Company regarding technological, regulatory or other matters;

●	arrivals or departures of key personnel;

●	governmental or regulatory action affecting the Combined Company’s product candidates and our competitors’ products in the U.S., Canada and other countries;

●	developments or disputes concerning patent or proprietary rights;

●	actual or anticipated fluctuations in our revenues or expenses;

●	general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and

●	economic conditions in the U.S. or abroad.

The Combined Company’s listing on both the NASDAQ and the TSX may increase price volatility due to various factors, including different ability to buy or sell the Common Shares, different market conditions in different capital markets, and different trading volumes. In addition, low trading volume may increase the price volatility of the Common Shares. A thin trading market could cause the share price of the Common Shares to fluctuate significantly more than the stock market as a whole.

In the event the Combined Company loses its foreign private issuer status as of June 30 of a given financial year, it would be required to comply with the U.S. domestic reporting regime under the Exchange Act, which could cause the Combined Company to incur additional legal, accounting and other expenses.

In order to maintain status as a foreign private issuer, either (a) a majority of the Common Shares must not be either directly or indirectly owned of record by residents of the U.S. or (b) (i) a majority of the executive officers and directors must not be U.S. citizens or residents, (ii) more than 50 percent of the Combined Company’s assets cannot be located in the U.S. and (iii) the Combined Company’s business must be administered principally outside the U.S.

There can be no assurance that the Combined Company will remain a foreign private issuer either in 2024 or in future financial years.

If the Combined Company loses its foreign private issuer status as of June 30 of any given financial year, it would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. The Combined Company may also be required to make changes in its corporate governance practices in accordance with various SEC rules and the NASDAQ listing standards. The regulatory and compliance costs to us of complying with the reporting requirements applicable to a U.S. domestic issuer under U.S. securities laws may be higher than the cost incurred as a foreign private issuer. As a result, the Combined Company would expect that a potential loss of foreign private issuer status at some future point in time could increase legal, financial reporting and accounting compliance costs, and it is difficult at this time to estimate by how much its legal, financial reporting and accounting compliance costs may increase in such eventuality.

CAPITALIZATION

The following table presents the number of our issued and outstanding Common Shares and our consolidated cash and cash equivalents and capitalization as at December 31, 2023:

●	on an actual basis (without giving effect to the Share Consolidation); and

●	on a pro-forma basis adjusted to reflect the Share Consolidation, the Warrant Offering and the Plan of Arrangement.

The information below has been derived from and should be read in conjunction with, and is qualified in its entirety by, our audited consolidated financial statements as at December 31, 2023 and Item 5. “Operating and Financial Review and Prospects” contained in the Form 20-F and the audited consolidated financial statements of Ceapro as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022 and the Ceapro Management’s Discussion and Analysis set forth in Exhibit 99.1 and Exhibit 99.2, respectively, to this Report, and the unaudited pro forma condensed consolidated statement of financial position data of the Combined Company as at December 31, 2023 and the other information set forth under “Unaudited Pro Form Condensed Consolidated Financial Information of the Combined Company” included herein. Figures are in thousands, except share data.

	As at December 31, 2023
(unaudited) (in thousands, except share data)	Actual	As Adjusted	As Adjusted
	(in US $, except share data)	(in US $, except share data)	(in C$, except share data)

Number of Common Shares issued and outstanding	4,855,876	3,061,688	3,061,688

Cash and cash equivalents	34,016	38,856	51,391

Warrant liability	-	19	25
Deferred share unit liability	-	386	511
Total non-current liabilities	14,280	15,681	20,739
Shareholders’ equity:
Share capital	293,410	27,137	35,891
Warrants	5,085	-	-
Contributed surplus	90,710	3,768	4,984
Retained earnings (deficit)	(369,831)	8,281	10,954
Accumulated other comprehensive income	(1,178)	-	-
Total capitalization	32,476	55,272	73,104

The number of our Common Shares as of December 31, 2023 in the “Actual” column above outstanding is based on the 4,855,876 Common Shares that were outstanding as of December 31, 2023 (without giving effect to the Share Consolidation), and excludes as of such date:

●	457,648 Common Shares issuable upon the exercise of the Aeterna Zentaris Adjusted Warrants at a weighted average exercise price of $21.76 per share;

●	53,400 Common Shares issuable upon the exercise of outstanding Aeterna Zentaris employee stock options at a weighted average exercise price of $12.51 per share; and

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●	303,250 Common Shares reserved for future issuance under our 2018 Long-Term Incentive Plan dated March 27, 2018.

The number of our Common Shares that will be outstanding immediately after the Warrant Offering and the Plan of Arrangement is based on 1,213,969 shares outstanding as of December 31, 2023 (as adjusted for the Share Consolidation), and excludes as of such date:

●	114,405 Common Shares issuable upon the exercise of the Aeterna Zentaris Adjusted Warrants at a weighted average exercise price of $87.04 per share;

●	13,350 Common Shares issuable upon the exercise of outstanding Aeterna Zentaris employee stock options (vested and unvested) at a weighted average exercise price of $50.05 per share;

●	218,512 Common Shares reserved for future issuance under our 2018 Long-Term Incentive Plan dated March 27, 2018;

●	67,929 Common Shares issuable upon the exercise of Replacement Options (vested and unvested) to be issued to Ceapro’s employees in the Plan of Arrangement in exchange for the Ceapro Options (vested and unvested); and

●	633,583 Common Shares issuable upon the exercise of Aeterna Zentaris New Warrants to be issued to our Shareholders and the Aeterna Warrant Holders in the Warrant Offering at an exercise price of $0.01 per share.

The following table sets forth the capitalization of the Combined Company assuming the completion of the Warrant Offering and the Plan of Arrangement giving effect to the Share Consolidation.

Type of Security	Number(1)
Common Shares	3,061,688
Aeterna Zentaris warrants(2)	747,988
Aeterna Zentaris options(3)	81,279
Aeterna Zentaris DSUs	49,230
Total Non-Current Liabilities	C$20,739

Notes:

(1)	Please see section entitled “Unaudited Pro Forma Combined Consolidated Financial Information of the Combined Company.”
(2)	Amount includes Aeterna Zentaris Adjusted Warrants and Aeterna Zentaris New Warrants.
(3)	Amount includes Aeterna Zentaris Options and the Replacement Options.

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UNAUDITED PRO FORMA COMBINED CONSOLIDATED
FINANCIAL INFORMATION OF THE COMBINED COMPANY

The following unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of SEC Regulation S-X and applicable Canadian securities laws.

The following unaudited pro forma condensed consolidated statement of financial position of the Combined Company and its consolidated subsidiaries as of December 31, 2023 and the unaudited pro forma condensed consolidated statement of loss of the Combined Company and its consolidated subsidiaries for the year ended December 31, 2023 presents the combination of the financial information of Ceapro and Aeterna Zentaris, after giving effect to the Share Consolidation, the Warrant Offering and the Plan of Arrangement.

The unaudited pro forma condensed consolidated statement of financial position as of December 31, 2023 gives pro forma effect to the Share Consolidation, the Warrant Offering and the Plan of Arrangement as if they had occurred on December 31, 2023. The unaudited pro forma condensed consolidated statement of loss for the year ended December 31, 2023 give pro forma effect to the Share Consolidation, the Warrant Offering and the Plan of Arrangement as if they had occurred on January 1, 2023.

The unaudited pro forma condensed consolidated financial information has been derived from, and should be read in conjunction with, the historical audited financial statements of Ceapro and Aeterna Zentaris and the notes thereto, as well as the disclosures included and incorporated by reference in this Report. You should read the following selected unaudited pro forma condensed consolidated financial information together with “Risk Factors” beginning on page [16] and “Capitalization” on page [32] of this Report, Item 5. “Operating and Financial Review and Prospects” of the Form 20-F, and the audited consolidated financial statements and notes thereto of Aeterna Zentaris included in Item 18 of the Form 20-F “Management Discussions and Analysis of Ceapro for the Two Years Ended December 31, 2023”, and the audited consolidated financial statements and the notes thereto of Ceapro as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022 set forth in Exhibit 99.2 and Exhibit 99.1, respectively, to this Report.

The accounting policies used in the preparation of the unaudited pro forma condensed consolidated financial information incorporate the significant accounting policies used by Ceapro for the respective periods in the consolidated financial statements included in this Report. The historical financial statements of Aeterna Zentaris and Ceapro are prepared in accordance with IFRS.

The unaudited pro forma condensed consolidated financial information has been presented for illustrative purposes only and may not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Share Consolidation, the Warrant Offering and the Plan of Arrangement occurred on the dates indicated. Further, the unaudited pro forma condensed consolidated financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma condensed consolidated financial information and are subject to change as additional information becomes available and analyses are performed.

Description of the Transaction

Aeterna Zentaris and Ceapro entered the Arrangement Agreement, dated December 14, 2023, as amended on January 16, 2024, pursuant to which Aeterna Zentaris agreed to acquire all of the issued and outstanding common shares of Ceapro in a transaction that will be effected by way of the Plan of Arrangement of Ceapro under the Canada Business Corporations Act pursuant to which, at closing, each outstanding Ceapro Share will be exchanged for 0.02360 of a Common Share.

Additionally, as part of the Plan of Arrangement, Aeterna Zentaris will issue to its Shareholders and the Aeterna Warrant Holders immediately prior to the closing of the Plan of Arrangement, 0.47698 of an Aeterna Zentaris New Warrant for each Common Share held by its Shareholders and each Common Share issuable upon exercise of the Aeterna Zentaris Adjusted Warrants held by the Aeterna Warrant Holders. The Plan of Arrangement also provides for the issuance of the Replacement Options to holders of Ceapro’s outstanding Ceapro Options on similar terms, as adjusted by the Exchange Ratio.

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On March 12, 2024, the shareholders of both Aeterna Zentaris and Ceapro approved the Plan of Arrangement at their respective special meetings. On March 28, 2024, the Court of King’s Bench of Alberta approved the Plan of Arrangement. No Ceapro shareholders exercised Dissent Rights in connection with the Plan of Arrangement.

As a result, following the closing of the Plan of Arrangement, Aeterna Zentaris will own all of the issued and outstanding Ceapro Shares. Following the closing of the Plan of Arrangement, former shareholders of Ceapro will own approximately 50% of the Combined Company and former shareholders of Aeterna Zentaris will own approximately 50% of the Combined Company, assuming the exercise of all Aeterna Zentaris New Warrants.

In order to ensure that Aeterna Zentaris meets the continued listing requirements of the NASDAQ under NASDAQ Listing Rules 5505(a) and (b) which require, among other things, that listed securities of Aeterna Zentaris have a minimum bid price of US$4.00 per share, or a minimum closing price of US$2.00 to US$3.00 per share, on May 3, 2024 the issued and outstanding Common Shares was consolidated on the basis of one post-Share Consolidation Common Share for every four pre-Share Consolidation Common Shares in the Share Consolidation.

In order to become effective, the Plan of Arrangement still requires, among other things, regulatory approvals, including the SEC declaring the Warrant Registration Statement effective and receipt of various stock exchange approvals and the satisfaction of certain closing conditions customary to transactions of this nature.

Anticipated Accounting Treatment

The Plan of Arrangement will be accounted for as a reverse business acquisition in accordance with IFRS. Aeterna Zentaris will be treated as the “acquiree” for accounting purposes. Ceapro has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Plan of Arrangement is treated as a reverse acquisition.

●	Ceapro’s existing shareholders and Aeterna Zentaris’ existing shareholders will have the equal voting interest in the Combined Company under fully diluted basis considering the Aeterna Zentaris New Warrants with an approximately 50.0% voting interest each;

●	The Chief Executive Officer of Ceapro will continue as Chief Executive Officer of the Combined Company;

●	Directors of Ceapro will form a majority on the board of directors of the Combined Company; and

●	Ceapro is the larger entity based on historical total assets, excluding cash on hand, and revenues.

The fair value of the consideration for the acquisition of the Common Shares will ultimately be based on the market price of the Ceapro Shares immediately prior to the closing of the Plan of Arrangement. The market price of the Combined Company Common Share is expected to be influenced by a number of factors that are out of the control of the Combined Company, including, but not limited to, the market’s perception of the Plan of Arrangement and other developments that could arise between the submission of this Report and the closing of the Plan of Arrangement.

On April 26, 2024, the trading price of Ceapro Shares was C$0.260 per share. For purposes of the accompanying unaudited pro forma condensed consolidated financial information, the estimated fair value of the Combined Company Common Shares is preliminary and will change based on fluctuations in the trading prices of the Ceapro Shares through to the closing of the Plan of Arrangement. Adjustments to the Combined Company’s ultimate accounting for the Plan of Arrangement arising from such changes could be material.

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Basis of Pro Forma Presentation

All dollar amounts are expressed in Canadian dollars unless otherwise noted as US dollars. The historical financial information of Aeterna Zentaris has been translated to C$ from US$ based on exchange rates disclosed in the accompanying notes to the Unaudited Pro Forma Condensed Consolidated Financial Information.

The following summarizes the pro forma ownership of Combined Company Common Shares following the Plan of Arrangement:

%
Combined Company Common Shares held by current Ceapro shareholders	50.0%
Combined Company Common Shares held by current Aeterna Zentaris shareholders(1)	50.0
Pro Forma Combined Company Common Shares	100.0%

(1)	Includes the 632,776 Combined Company Common Shares issuable to our current Shareholders and the Aeterna Warrant Holders upon exercise of their Aeterna Zentaris New Warrants on a cashless basis.

Additional Combined Company Common Shares could be issued in the future that would dilute the above ownership percentages:

Exercisable currently or immediately following the closing of the Plan of Arrangement(1)
Aeterna Zentaris Adjusted Warrants	114,405
Replacement Options held by Ceapro employees(2)	60,226
Existing Aeterna Zentaris employee options held by Aeterna Zentaris employees(2)	7,917

(1)	All figures are on a post-Share Consolidation basis.
(2)	Represents only options which were vested as of December 31, 2023.

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Unaudited Pro Forma Condensed Consolidated Statement of Financial Position as of December 31, 2023

	Ceapro Inc.	Aeterna Zentaris Inc.	Transaction Accounting Adjustments	Notes	Pro Forma Combined Company
	$	$	$		$
	Note 4(a)	Note 3
ASSETS
Current assets
Cash and cash equivalents	8,843,742	44,989,561	(2,442,000)	4(d)	51,391,303
Trade and other receivables	—	293,617	384,058	4(b)	677,675
Trade receivables	167,295	—	(167,295)	4(b)	—
Other receivables	216,763	—	(216,763)	4(b)	—
Inventory	5,308,987	87,292			5,396,279
Income taxes receivable	—	160,035			160,035
Prepaid expenses and other current assets	310,191	2,568,489			2,878,680
Total current assets	14,846,978	48,098,994	(2,442,000)		60,503,972

Non-current assets
Investment tax credits receivable	984,200	—			984,200
Deposits	74,369	—			74,369
Licences	9,625	—			9,625
Restricted cash and cash equivalents	10,000	439,103			449,103
Property and equipment	15,421,884	419,264			15,841,148
Intangible assets	—	—	2,885,913	4(c)	2,885,913
Deferred tax assets	98,778	—			98,778
Total non-current assets	16,598,856	858,367	2,885,913		20,343,136
Total assets	31,445,834	48,957,361	443,913		80,847,108

LIABILITIES
Current liabilities
Payables and accrued liabilities	1,342,156	4,790,457			6,132,613
Provisions	—	567,395			567,395
Income taxes payable	—	146,809			146,809
Deferred revenues	—	288,327			288,327
Warrant liability	—	—	6,592,878	4(c)	24,520
			(6,568,358)	4(e)
DSU liability	—	—	511,007	4(c)	511,007
Lease liabilities	396,232	211,616			607,848
Total current liabilities	1,738,388	6,004,604	535,527		8,278,519
Non-current liabilities
Deferred revenues	—	2,042,094			2,042,094
Lease liabilities	1,852,345	157,389			2,009,734
Employee future benefits	—	16,687,244			16,687,244
Total non-current liabilities	1,852,345	18,886,727	—		20,739,072
Total liabilities	3,590,733	24,891,331	535,527		29,017,591

Shareholders’ equity
Share capital	16,721,867	388,064,066	(388,064,066)	4(c)	35,891,223
			12,600,998	4(c)
			6,568,358	4(e)
Contributed surplus	4,963,067	126,698,467	(126,698,467)	4(c)	4,983,732
			20,665	4(c)
Retained earnings (Deficit)	6,170,167	(489,138,480)	489,138,480	4(c)	10,954,562
			7,226,395	4(c)
			(2,442,000)	4(d)
Accumulated other comprehensive loss	—	(1,558,023)	1,558,023	4(c)	—
Total Shareholders’ equity	27,855,101	24,066,030	(91,614)		51,829,517
Total liabilities and shareholders’ equity	31,445,834	48,957,361	443,913		80,847,108

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Unaudited Pro Forma Condensed Consolidated Statement of Loss for the year ended December 31, 2023

	Ceapro Inc.	Aeterna Zentaris Inc.	Transaction Accounting Adjustments	Notes	Pro Forma Combined Company
	$	$	$		$
	Note 5(a)	Note 3
Revenues	9,633,400	6,070,051			15,703,451
Cost of goods sold	5,677,211	299,589			5,976,800
Gross margin	3,956,189	5,770,462	—		9,726,651

Research and development	2,751,473	18,299,220	239,540	5(e)	21,290,233
Selling, general and administrative	—	11,773,038	7,460,077	5(b)	21,675,115
			2,442,000	5(d)
General and administration	7,419,593	—	(7,419,593)	5(b)	—
Sales and marketing	40,484	—	(40,484)	5(b)	—
Finance costs	183,130	—	(183,130)	5(b)	—
Bargain purchase gain	—	—	(7,226,395)	5(c)	(7,226,395)
Loss from operations	(6,438,491)	(24,301,796)	4,727,985		(26,012,302)

Finance costs (income)	—	(1,501,994)	183,130	5(b)	(1,318,864)
Other income	(533,852)	(462,879)			(996,731)
Loss before income taxes	(5,904,639)	(22,336,923)	4,544,855		(23,696,707)

Income tax benefit	(1,194,746)	—	(561,660)	5(f)	(1,756,406)
Net loss	(4,709,893)	(22,336,923)	5,106,515		(21,940,301)

Basic and diluted loss per share	(0.06)			6	(5.94)

Weighted average number of shares outstanding
Basic and diluted	78,272,574			6	3,694,464

Notes to Pro Forma Condensed Consolidated Financial Information

1.	Description of the Plan of Arrangement

Summary of business

Ceapro is a Canadian biopharmaceutical company involved in the development and commercialization of “active ingredients” derived from oats and other renewable plant resources for healthcare and cosmetic industries. Ceapro’s primary business activities relate to the development and commercialization of natural products for the personal care, cosmetic, human and animal health industries using proprietary technology, natural, renewable resources and developing innovative products, technologies and delivery systems.

Aeterna Zentaris is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. Aeterna Zentaris’ lead product, Macrilen® (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed under the tradename Ghryvelin™ in the European Economic Area and the United Kingdom through an exclusive licensing agreement with Pharmanovia. Aeterna Zentaris’ several other license and commercialization partners are also seeking approval for commercialization of macimorelin in Israel and the Palestinian Authority, the Republic of Korea, Turkey and several non-European Union Balkan countries. Aeterna Zentaris is actively pursuing business development opportunities for the commercialization of macimorelin in North America, Asia and the rest of the world. Aeterna Zentaris is also dedicated to the development of therapeutic assets and has taken steps to establish a pre-clinical pipeline to potentially address unmet medical needs across several indications with a focus on rare or orphan indications.

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Aeterna Zentaris and Ceapro entered into the Arrangement Agreement, dated December 14, 2023, as amended on January 16, 2024, pursuant to which Aeterna Zentaris will acquire all of the issued and outstanding common shares of Ceapro by way of the Plan of Arrangement of Ceapro under the Canada Business Corporations Act pursuant to which, at closing, each outstanding Ceapro Share will be exchanged for 0.02360 of a Common Share.

Additionally, as part of the Plan of Arrangement, Aeterna Zentaris will issue to its Shareholders and the Aeterna Warrant Holders immediately prior to the closing of the Plan of Arrangement, 0.47698 of an Aeterna Zentaris New Warrant for each Common Share held by its Shareholders and each Common Share issuable upon exercise of the Aeterna Zentaris Adjusted Warrants held by the Aeterna Warrant Holders. The Plan of Arrangement also provides for the issuance of the Replacement Options to holders of Ceapro’s outstanding options on similar terms, as adjusted by the Exchange Ratio.

As a result, following the closing of the Plan of Arrangement, Aeterna Zentaris will own all of the issued and outstanding Ceapro Shares. Following the closing of the Plan of Arrangement, former shareholders of Ceapro will own approximately 50% of the Combined Company and former shareholders of Aeterna Zentaris will own approximately 50% of the Combined Company, assuming the exercise of all Aeterna Zentaris New Warrants.

On March 12, 2024, the shareholders of both Aeterna Zentaris and Ceapro approved the Plan of Arrangement at their respective special meetings. On March 28, 2024, the Court of King’s Bench of Alberta approved the Plan of Arrangement. No Ceapro shareholders exercised Dissent Rights in connection with the Plan of Arrangement.

In order to ensure that Aeterna Zentaris meets the continued listing requirements of the NASDAQ under NASDAQ Listing Rules 5505(a) and (b) which require, among other things, that listed securities of Aeterna Zentaris have a minimum bid price of US$4.00 per share, or a minimum closing price of US$2.00 to US$3.00 per share, on May 3, 2024 the issued and outstanding Common Shares was consolidated on the basis of one post-Share Consolidation Common Share for every four pre-Share Consolidation Common Shares prior to the closing of the Plan of Arrangement in the Share Consolidation.

In order to become effective, the Plan of Arrangement still requires, among other things, regulatory approvals, including the SEC declaring the Warrant Registration Statement effective and receipt of various stock exchange approvals and the satisfaction of certain closing conditions customary to transactions of this nature.

2.	Basis of presentation

The unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of SEC Regulation S-X and applicable Canadian securities laws.

The Plan of Arrangement will be accounted for as a reverse business acquisition in accordance with IFRS. Aeterna Zentaris will be treated as the “acquiree” for accounting purposes. Ceapro has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Plan of Arrangement is treated as a reverse take over:

● Ceapro’s existing shareholders and Aeterna Zentaris’ existing shareholders will have the equal voting interest in the Combined Company under fully diluted basis considering the Aeterna Zentaris New Warrants with an approximately 50.0% voting interest each;

● The Chief Executive Officer of Ceapro will continue as Chief Executive Officer of the Combined Company;

● Directors of Ceapro will form a majority on the board of directors of the Combined Company; and

● Ceapro is the larger entity based on historical total assets excluding cash on hand and revenues.

The fair value of the consideration for the acquisition of the Common Shares will ultimately be based on the market price of the Ceapro Shares immediately prior to the closing of the Plan of Arrangement. The market price of the Combined Company Common Share is expected to be influenced by a number of factors that are out of the control of the Combined Company, including, but not limited to, the market’s perception of the Plan of Arrangement and other developments that could arise between the filing of this Report and the closing of the Plan of Arrangement.

27

On April 8, 2024, the trading price of Ceapro Shares was $0.245 per share. For purposes of the accompanying unaudited pro forma condensed consolidated financial information, the estimated fair value of the Combined Company Common Shares is preliminary and will change based fluctuations in the trading prices of the Ceapro Shares through to the closing of the Plan of Arrangement. Adjustments to the Combined Company’s ultimate accounting for the Plan of Arrangement arising from such changes could be material. The unaudited pro forma condensed consolidated statement of financial position of the Combined Company and its consolidated subsidiaries as of December 31, 2023 and the unaudited pro forma condensed consolidated statement of loss of the Combined Company and its consolidated subsidiaries for the year ended December 31, 2023 presents the combination of the financial information of Ceapro and Aeterna Zentaris, after giving effect to the Share Consolidation, the Warrant Offering and the Plan of Arrangement.

The unaudited pro forma condensed consolidated financial information does not include any operating efficiencies or cost savings and accordingly only includes Plan of Arrangement accounting adjustments. The Plan of Arrangement accounting adjustments presented in the pro forma financial information are made to provide relevant information necessary for an understanding of the Combined Company reflecting the accounting for the Plan of Arrangement.

The unaudited pro forma condensed consolidated statement of financial position as of December 31, 2023 has been prepared by management for the purposes of presenting the impact of the Share Consolidation, the Warrant Offering and the Plan of Arrangement as if they had occurred on December 31, 2023. The unaudited pro forma condensed consolidated statement of loss for the year ended December 31, 2023 has been prepared by management for the purposes of presenting the impact of the Share Consolidation, the Warrant Offering and the Plan of Arrangement as if they had occurred on January 1, 2023.

The unaudited pro forma condensed consolidated financial information is based on assumptions and adjustments that are described in these accompanying notes. The pro forma adjustments presented herein are preliminary and are based on available financial information and certain estimates and assumptions. Management believes that such assumptions provide a reasonable basis for presenting all the significant effects of the contemplated transactions, and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied to the unaudited pro forma condensed consolidated financial information. The actual adjustments to the consolidated financial statements of the Combined Company will likely differ from the pro forma adjustments herein.

The unaudited pro forma condensed consolidated financial information has been presented for illustrative purposes only and do not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Plan of Arrangement occurred on the dates indicated. Further, the unaudited pro forma condensed consolidated financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors, and it is possible the difference may be material.

The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma condensed consolidated financial information and are subject to change as additional information becomes available and analyses are performed.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments reflecting the Plan of Arrangement are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The pro forma adjustments, which are described in these notes, may be revised as additional information becomes available and is evaluated. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Plan of Arrangement based on information available at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial information.

Ceapro and Aeterna Zentaris have not had any historical relationship prior to the Plan of Arrangement. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

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The following summarizes the pro forma ownership of Combined Company Common Shares following the Plan of Arrangement:

%
Shares held by current Ceapro shareholders	50.0%
Shares held by current Aeterna Zentaris shareholders(1)	50.0%
Pro Forma Combined Company Common Shares	100.0%

(1)	Includes the 632,776 Combined Company Common Shares issuable to our current Shareholders and the Aeterna Warrant Holders upon exercise of their Aeterna Zentaris New Warrants on a cashless basis.

Additional Combined Company Common Shares could be issued in the future that would dilute the above ownership percentages:

Exercisable currently or immediately following the closing of the Plan of Arrangement(1)
Aeterna Zentaris Adjusted Warrants	114,405
Replacement Options held by Ceapro employees(2)	60,226
Existing Aeterna Zentaris employee options held by Aeterna Zentaris employees(2)	7,917

(1)	All figures are on a post-Share Consolidation basis.
(2)	Represents only options which were vested as of December 31, 2023.

3.	Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Information

The historical financial information of Aeterna Zentaris was presented in US dollars. The following tables reflect the adjusted financial statements derived from the audited consolidated financial statements of Aeterna Zentaris as at and for the year ended December 31, 2023 as a result of the translation from U.S. dollars to Canadian dollars and reclassifications from line to line in order to provide a consistent classification and presentation with the Combined Company’s consolidated financial statement presentation (the “adjustments”). Management has reviewed and determined there were no significant differences in accounting policies applied by Aeterna Zentaris and Ceapro. These adjustments reflect Management’s best estimates based upon the information currently available to Management and could be subject to change once more detailed information is obtained.

The statement of financial position as at December 31, 2023 was translated at a spot exchange rate of C$1.3226 = US$1.00. The statement of loss for the year ended December 31, 2023 was translated at the average exchange rate of C$1.3495 = US$1.00.

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The table below presents Aeterna Zentaris’ statement of financial position as at December 31, 2023, converted into Canadian dollars:

	Thousands of US$	Reclassifications	US$	C$
ASSETS
Current assets
Cash and cash equivalents	34,016		34,016,000	44,989,561
Trade and other receivables	222		222,000	293,617
Inventory	66		66,000	87,292
Income taxes receivable	121		121,000	160,035
Prepaid expenses and other current assets	1,942		1,942,000	2,568,489
Total current assets	36,367	—	36,367,000	48,098,994

Non-current assets
Restricted cash and cash equivalents	332		332,000	439,103
Property and equipment	317		317,000	419,264
Total non-current assets	649	—	649,000	858,367
Total assets	37,016	—	37,016,000	48,957,361

LIABILITIES
Current liabilities
Payables and accrued liabilities	3,622		3,622,000	4,790,457
Provisions	429		429,000	567,395
Income taxes payable	111		111,000	146,809
Deferred revenues	218		218,000	288,327
Lease liabilities	160		160,000	211,616
Total current liabilities	4,540	—	4,540,000	6,004,604
Non-current liabilities
Deferred revenues	1,544		1,544,000	2,042,094
Lease liabilities	119		119,000	157,389
Employee future benefits	12,617		12,617,000	16,687,244
Total non-current liabilities	14,280	—	14,280,000	18,886,727
Total liabilities	18,820	—	18,820,000	24,891,331

Shareholders’ equity
Share capital	293,410		293,410,000	388,064,066
Warrants	5,085	(5,085)	—	—
Contributed surplus	90,710	5,085	95,795,000	126,698,467
Deficit	(369,831)		(369,831,000)	(489,138,480)
Accumulated other comprehensive loss	(1,178)		(1,178,000)	(1,558,023)
Total Shareholders’ equity	18,196	—	18,196,000	24,066,030
Total liabilities and shareholders’ equity	37,016	—	37,016,000	48,957,361

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The table below presents Aeterna Zentaris’ statement of net loss for the year ended December 31, 2023, converted into Canadian dollars.

	Thousands of US$	Reclassifications	US$	C$
Revenues	4,498		4,498,000	6,070,051
Cost of goods sold		222	222,000	299,589
Gross margin			4,276,000	5,770,462

Expenses
Cost of sales	222	(222)
Research and development	13,560		13,560,000	18,299,220
Selling, general and administrative	8,724		8,724,000	11,773,038
Total operating expenses	22,506		22,284,000	30,072,258

Loss from operations	(18,008)	—	(18,008,000)	(24,301,796)

Finance costs (income)	—	(1,113)	(1,113,000)	(1,501,994)
Other income	—	(343)	(343,000)	(462,879)

Loss due to changes in foreign currency exchange rates	206	(206)
Gain on sale of intangible asset	(549)	549
Interest income	(1,126)	1,126
Other finance costs	13	(13)
Net finance income	(1,456)	—	(1,456,000)	(1,964,873)

Net loss	(16,552)	—	(16,552,000)	(22,336,923)

4.	Adjustments to the Pro Forma Condensed Consolidated Statement of Financial Position

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro Forma Notes

(a)	Derived from the consolidated statement of financial position of Ceapro Inc. as at December 31, 2023.
(b)	To reflect reclassifications from line to line in order to provide a consistent classification and presentation of the Combined Company consolidated financial statement presentation.

Pro forma Transaction Accounting Adjustments

(c) Business acquisition

To reflect the preliminary estimated gain on bargain purchase recognized in accordance with IFRS 3, for the excess of the net acquisition date amounts of the identifiable assets acquired and liabilities assumed over the fair value of consideration transferred.

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The following table reflects the effect of Aeterna Zentaris’ preliminary purchase price allocation:

	Number	$
Purchase price
Equity instruments:
Shares deemed issued to Aeterna Zentaris shareholders(1)	1,213,969	12,600,998
Replacement share-based payment awards:
Equity-settled options(2)	13,350	20,665
Cash-settled DSUs(2)	49,230	511,007
		13,132,670

Provisional recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents		44,989,561
Trade and other receivables		293,617
Inventories		87,292
Income tax receivables		160,035
Prepaid expenses and deposits		2,568,489
Restricted cash equivalents		439,103
Property and equipment		419,264
Intangible assets(4)		2,885,913
Accounts payable and accrued liabilities		(4,790,457)
Provisions		(567,395)
Income tax payable		(146,809)
Deferred revenues		(2,330,421)
Lease liabilities		(369,005)
Employee future benefits		(16,687,244)
Warrant liability(3)		(6,592,878)
Total provisional identifiable net assets (liabilities)		20,359,065
Gain on bargain purchase		(7,226,395)
Total		13,132,670

(1)	The fair value of the 1,213,969 common shares deemed issued to Aeterna Zentaris Shareholders of $10.38 per share was based on the listed share price of Ceapro as at April 8, 2024, after giving effect to the exchange of each outstanding Ceapro Share for 0.02360 of a Common Share.

(2)	In accordance with the terms of the Arrangement Agreement, Aeterna Zentaris’ share-based payment awards held by employees of Aeterna Zentaris continued with no modifications and are deemed to be replacement awards issued.

The value of the replacement awards is $539,896, after taking into account an estimated forfeiture rate of nil. The consideration for the business combination includes $20,665 for equity-settled options and $511,007 for cash-settled DSUs transferred to employees of Aeterna Zentaris when the acquiree’s awards were substituted by the replacement awards, which relates to past service. The balance of $8,224 will be recognized as post-acquisition compensation cost.

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The fair value at acquisition date was estimated using a Black-Scholes option pricing model, considering the terms and conditions upon which the options and DSUs were granted, using the following assumptions:

	Options	DSUs
Expected dividend yield	0.0%	0.0%
Weighted average expected volatility	65%	65%
Weighted average risk-free rate	4.54%	3.08%
Weighted average expected life (years)	3.23	8.88
Share price	$10.38	$10.38
Weighted average exercise price	$50.05	—
Weighted average fair value	$2.16	$10.38

The expected volatility of these options and DSUs was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued.

Prior to the Plan of Arrangement, the conditions of the DSUs were modified which caused a change in their classification to cash-settled share-based payments.

(3)	The fair value of the warrant liability of $6,592,878 includes $24,520 for the 114,405 Aeterna Zentaris Adjusted Warrants and $6,568,358 for the 633,583 Aeterna Zentaris New Warrants issued to our Shareholders and Aeterna Warrant Holders.

The fair value of the 114,405 Aeterna Zentaris Adjusted Warrants deemed issued to Aeterna Warrant Holders was estimated using a Black-Scholes option pricing model, considering the terms and conditions upon which the Aeterna Zentaris Adjusted Warrants were issued, using the following assumptions:

Warrants
Expected dividend yield	0.0%
Weighted average expected volatility	65%
Weighted average risk-free rate	4.91%
Weighted average expected life (years)	1.62
Share price	$10.38
Weighted average exercise price	$87.04
Weighted average fair value	$0.21

The fair value of the 633,583 Aeterna Zentaris New Warrants issued to Aeterna Zentaris shareholders was based on the listed share price of Ceapro as at April 8, 2024 less the exercise price of US$0.01, after giving effect to the exchange of each outstanding Ceapro Share for 0.02360 of a Common Share.

(4)	The identifiable intangible assets consist of patents expiring between 2027 and 2041 which will be amortized on their respective remaining patent life.

The final determination of the purchase price allocation of the business acquisition will be based on Aeterna Zentaris’ net assets acquired as of the acquisition date. The purchase price allocation may change materially based on the receipt of more detailed information. Therefore, the actual allocations will differ from the pro forma adjustments presented.

(d)	To reflect the payment of $2,442,000 estimated non-recurring incremental transaction costs of Ceapro, including banking, printing, legal and accounting services which are incremental cost of the Plan of Arrangement, that are not recorded in its December 31, 2023 financial statements as an increase to general and administrative expense as if the transactions had occurred on December 31, 2023. The transaction is not expected to have a recurring impact.

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(e)	To reflect the exercise of the 633,583 Aeterna Zentaris New Warrants to purchase Combined Company Common Shares by Shareholders and Aeterna Warrant Holders on a cashless basis. This assumes that all holders would exercise their Aeterna Zentaris New Warrants.

5.	Adjustments to the Pro Forma Condensed Consolidated Statement of loss for the year ended December 31, 2023

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro Forma Notes

(a)	Derived from the consolidated statement of net income and comprehensive income of Ceapro Inc. for the year ended December 31, 2023.

(b)	To reflect reclassifications from line to line in order to provide a consistent classification and presentation of the Combined Company consolidated financial statement presentation.

Pro forma Transaction Accounting Adjustments

(c)	To reflect the preliminary gain on bargain purchase recognized in accordance with IFRS 3, for the excess of the net acquisition date amounts of the identifiable assets acquired and liabilities assumed over the fair value of consideration transferred. The adjustment is not expected to have a continuing effect on the operating results of the Combined Company (see note 4(c)).

(d)	To reflect Ceapro’s estimated incremental advisory, legal, accounting, and other professional fees of $2,442,000 related to the Plan of Arrangement. This estimate may change as additional information becomes known. The Plan of Arrangement is not expected to have a recurring impact.

(e)	To reflect the amortization of identifiable intangible assets acquired in the Plan of Arrangement (see note 4(c)).

(f)	To reflect income tax related to the pro forma Plan of Arrangement accounting adjustments estimated using a rate of 23%.

6.	Pro forma loss per share

For purposes of the unaudited pro forma condensed consolidated financial information, the pro forma loss per share figures have been calculated using the pro forma weighted average number of Combined Company Common Shares which would have been outstanding for the year ended December 31, 2023, assuming the completion of the Share Consolidation and the Plan of Arrangement, on January 1, 2023.

Basic and diluted net loss per share is calculated by dividing the net loss for the period by the pro forma weighted average number of Combined Company Common Shares that would have been outstanding during the period using the treasury stock method. The weighted average number of common shares was determined by taking the historical weighted average number of Company Common Shares as adjusted for the Share Consolidation and adjusting for the shares issued under the Plan of Arrangement:

Year ended
December 31, 2023
$
Net loss	(21,940,301)

Basic and diluted weighted-average shares outstanding(2)	3,694,464
Basic and diluted loss per share(2)	(5.94)

Combined Company Common Shares owned by Ceapro shareholders (2)	1,847,719
Combined Company Common Shares owned by Aeterna Zentaris shareholders(1) (2)	1,846,745
Total weighted average number of Combined Company Common Shares outstanding on the basis of a consolidation ratio of one post-Share Consolidation Common Share for every four pre-Share Consolidation Common Shares in the Share Consolidation(2)	3,694,464

Items excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:
Stock options (2)	68,143
Warrants (2)	114,405

(1)	Includes the 632,776 Common Shares issuable to our current Shareholders and Aeterna Warrant Holders upon exercise of their Aeterna Zentaris New Warrants.

(2)	Figures are on a post-Share Consolidation basis.

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THE PLAN OF ARRANGEMENT

Details of the Plan of Arrangement

On December 14, 2023, Aeterna Zentaris and Ceapro entered into the Arrangement Agreement pursuant to which, among other things, Aeterna Zentaris agreed to acquire all of the issued and outstanding Ceapro Shares. The Plan of Arrangement will be effected pursuant to a court-approved arrangement under Section 192 of the CBCA. Subject to the satisfaction or waiver of the conditions in the Arrangement Agreement, including the SEC declaring the Warrant Registration Statement effective, approvals from the TSXV, TSX and NASDAQ and certain customary closing conditions, Aeterna Zentaris will acquire all of the issued and outstanding Ceapro Shares on the Effective Date.

On March 12, 2024, the shareholders of both Aeterna Zentaris and Ceapro approved the Plan of Arrangement at their respective special meetings. On March 28, 2024, the Court of King’s Bench of Alberta approved the Plan of Arrangement. No Ceapro shareholders exercised Dissent Rights in connection with the Plan of Arrangement.

If completed, the Plan of Arrangement will result in Aeterna Zentaris acquiring all of the issued and outstanding Ceapro Shares on the Effective Date, and Ceapro will become a wholly-owned subsidiary of Aeterna Zentaris and Aeterna Zentaris will continue the operations of Aeterna Zentaris and Ceapro on a combined basis.

On the Effective Date, existing Shareholders and former Ceapro Shareholders would each own approximately 50% of the outstanding Common Shares assuming the exercise of all of the Aeterna Zentaris New Warrants and based on the number of Common Shares and Ceapro Shares issued and outstanding as of market close on December 13, 2023, the day prior to the execution of the Arrangement Agreement, which established the exchange ratio for the Plan of Arrangement.

Aeterna Zentaris has applied to list all of its Common Shares issuable upon the exercise of the Aeterna Zentaris New Warrants on the TSX and has filed an initial listing application with the NASDAQ for the continued listing of the Common Shares on NASDAQ as the exchange has determined that the Plan of Arrangement constitutes a “change of control” under its rules and regulations. The parties intend to rely upon the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and applicable state securities laws with respect to the issuance of the Consideration Shares and the Replacement Options pursuant to the Plan of Arrangement.

Following closing, Aeterna Zentaris and Ceapro have agreed to use their commercially reasonable efforts to delist the Ceapro Shares from the TSXV promptly following the Effective Date. Aeterna Zentaris and Ceapro also intend to apply for a decision for Ceapro to cease to be a reporting issuer under the Securities Laws of each jurisdiction of Canada in which it is a reporting issuer, if permitted by applicable Laws.

Regulatory Matters

Shareholder and Court Approval

On March 12, 2024, the shareholders of both Aeterna Zentaris and Ceapro approved the Plan of Arrangement at their respective special meetings. On March 28, 2024, the Court of King’s Bench of Alberta approved the Plan of Arrangement. No Ceapro shareholders exercised Dissent Rights in connection with the Plan of Arrangement.

Stock Exchange Listing Approval and Delisting Matters

The Common Shares currently trade on the TSX and on the NASDAQ under the trading symbol “AEZS”. It is a mutual condition to the completion of the Plan of Arrangement that the Stock Exchange Approvals should have been obtained, including, (i) the conditional approval of the TSXV of the Plan of Arrangement; and (ii) the conditional approval of the TSX and the approval of the NASDAQ of the listing or continued listing of the Common Shares, including the outstanding Common Shares, the Consideration Shares and the Common Shares underlying the Aeterna Zentaris Options, Replacement Options, Aeterna Zentaris Adjusted Warrants and Aeterna Zentaris New Warrants, including approval by the NASDAQ of the initial listing of Aeterna Zentaris following consummation of the Plan of Arrangement (the “Stock Exchange Approvals”).

The Ceapro Shares currently trade on the TSXV under the symbol “CZO” and are quoted on the OTCQX under the symbol “CRPOF”. The TSXV issued its conditional approval of the Plan of Arrangement on January 22, 2024. Pursuant to the Arrangement Agreement, Aeterna Zentaris and Ceapro have agreed to use their commercially reasonably efforts to cause the Ceapro Shares to be de-listed from the TSXV with effect promptly following the acquisition by Aeterna Zentaris of the Ceapro Shares pursuant to the Plan of Arrangement.

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Canadian Securities Law Matters

Aeterna Zentaris is a reporting issuer in all of the provinces of Canada. Following the Effective Date, Aeterna Zentaris will continue to be a reporting issuer in all of the provinces and territories of Canada.

Subject to applicable Laws, Aeterna Zentaris plans to apply to the applicable Canadian Securities Authorities to have Ceapro cease to be a reporting issuer promptly following the Effective Date, following the implementation of which, Ceapro will cease to have public reporting obligations under Canadian Securities Laws.

The issue of the Aeterna Zentaris New Warrants pursuant to the Plan of Arrangement will constitute distributions of securities which are exempt from the prospectus requirements of Canadian Securities Laws. The Aeterna Zentaris New Warrants may be resold in each province and territory of Canada, provided: (i) that Aeterna Zentaris is a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (ii) the trade is not a “control distribution” as defined in National Instrument 45-102 – Resale of Securities; (iii) no unusual effort is made to prepare the market or create a demand for those securities; (iv) no extraordinary commission or consideration is paid in respect of that trade; and (v) if the selling security holder is an insider or officer of Aeterna Zentaris (as such terms are defined by Canadian Securities Laws), the insider or officer has no reasonable grounds to believe that Aeterna Zentaris is in default of Canadian Securities Laws. All Shareholders are urged to obtain legal advice with respect to applicable Canadian Securities Laws and to determine the Canadian conditions and restrictions applicable to the Aeterna Zentaris securities issuable pursuant to the Plan of Arrangement.

Raymond James Fairness Opinion

Aeterna Zentaris retained Raymond James to act as its financial advisor in connection with the Plan of Arrangement. As part of this mandate, Raymond James was requested to provide the Aeterna Zentaris Board with its opinion as to the fairness to Shareholders, from a financial point of view, of the Exchange Ratio under the Plan of Arrangement.

In connection with the Plan of Arrangement, Raymond James provided the Aeterna Zentaris Board with a written opinion on December 14, 2023 that on the basis of the particular assumptions, limitations and qualifications set forth therein, Raymond James is of the opinion that, as of December 14, 2023, and after giving effect to the issuance of the Aeterna Zentaris New Warrants, the Exchange Ratio is fair, from a financial point of view, to Shareholders.

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The full text of the Raymond James Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the Raymond James Fairness Opinion, is included as Exhibit 99.3 attached to this Report. This summary of the Raymond James Fairness Opinion is qualified in its entirety by the full text of the opinion and the Shareholders are urged to review the Raymond James Fairness Opinion in its entirety.

The Raymond James Fairness Opinion was prepared at the request of and for the information and assistance of the Aeterna Zentaris Board in connection with its consideration of the Plan of Arrangement. The Raymond James Fairness Opinion does not constitute a recommendation as to whether or not Shareholders should vote in favour of the Aeterna Zentaris Resolutions or any other matter. The Raymond James Fairness Opinion is one of a number of factors taken into account by the Aeterna Zentaris Strategic Committee and the Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director), as applicable, in recommending and approving the terms of the Arrangement Agreement and the Plan of Arrangement, determining that the Plan of Arrangement is in the best interests of Aeterna Zentaris and unanimously (excluding the Aeterna Zentaris Non-Participating Director) recommending that Shareholders vote FOR the Issuance Resolution.

Pursuant to the terms of the engagement letter with the Aeterna Zentaris Board, dated effective September 23, 2022, Aeterna Zentaris has agreed to pay Raymond James a fee for rendering its opinion and certain fees for its advisory services in connection with the Plan of Arrangement, which is payable upon the completion of the Plan of Arrangement. Aeterna Zentaris has also agreed to reimburse Raymond James for its reasonable travel and out-of-pocket expenses and to indemnify Raymond James in certain circumstances. Neither Raymond James nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the applicable Canadian Securities Laws) of Aeterna Zentaris or Ceapro or any of their respective associates or affiliates.

The Share Consolidation

Reason For the Share Consolidation Resolution

The Common Shares are currently listed on both the NASDAQ and the TSX under the symbol “AEZS”. Under the rules and regulations of the NASDAQ, the Plan of Arrangement is considered to be a business combination resulting in a change of control and, therefore, Aeterna Zentaris is required to submit a new application to list the Common Shares on NASDAQ following the completion of the Plan of Arrangement. In connection with the NASDAQ change of control application, the Combined Company must also satisfy the initial listing requirements of the NASDAQ.

NASDAQ Listing Rules 5505(a) and (b) require, among other things, that listed securities of Aeterna Zentaris have a minimum bid price of US$4.00 per share or a minimum closing price of US$2.00 to US$3.00 per share, with the specific requisite price based on the satisfaction of certain financial and liquidity requirements set forth in such rules (collectively, the “Bid Price Rule”). To ensure that Aeterna Zentaris meets the Bid Price Rule following the completion of the Plan of Arrangement, the Aeterna Zentaris Board determined that the consolidation ratio of one post-Share Consolidation Common Share for every three to four pre-Share Consolidation Common Shares is in the best interest of the Company (the “Share Consolidation Ratio”). On May 3, 2024, the Share Consolidation became effective and the issued and outstanding Common Shares were consolidated on the basis of the Share Consolidation Ratio.

General Effects of the Share Consolidation

The new CUSIP number for the Common Shares following the Share Consolidation is 007975600 and the new ISIN number is CA00079756007.

The Share Consolidation reduced the number of Common Shares issued and outstanding from approximately 4,855,876 Common Shares to approximately 1,213,969 Common Shares, subject to the elimination of fractional Common Shares. The Common Shares to be issued to Ceapro shareholders under the Plan of Arrangement will be post-Share Consolidation Common Shares, and the exchange ration to be used in connection with such issuance has been adjusted accordingly such that each outstanding Ceapro Share will be exchanged for 0.02360 of a Common Share in the Plan of Arrangement.

Voting rights and other rights of the holders of Common Shares prior to the implementation of the Share Consolidation were not be affected by the Share Consolidation, other than as a result of the creation and disposition of fractional Common Shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the implementation of the Share Consolidation generally continues to hold 2% of the voting power attached to the Common Shares immediately after the implementation of the Share Consolidation.

The Share Consolidation may have resulted in some Shareholders owning “odd lots” of fewer than 100 Common Shares. Odd lot Common Shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares. The Aeterna Zentaris Board believes, however, that these potential effects are outweighed by the anticipated benefits of the Share Consolidation.

Effect on Beneficial Shareholders

Beneficial Shareholders (i.e., non-registered Shareholders) holding Common Shares through an intermediary (a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing the Share Consolidation than those that will be put in place by the Company for registered Shareholders. If Shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

Effect on Aeterna Zentaris Adjusted Warrants

Prior to the Share Consolidation, we had outstanding Aeterna Zentaris Adjusted Warrants to acquire 457,648 Common Shares. Following the effect of the Share Consolidation, as of the date of this Report we have outstanding Aeterna Zentaris Adjusted Warrants to acquire 114,405 Common Shares. The terms of each of our outstanding Aeterna Zentaris Adjusted Warrants required that adjustments be made to both the number of Common Shares underlying the Aeterna Zentaris Adjusted Warrants as well as the applicable Exercise Price(s) in accordance with a specific formula set out in the Aeterna Zentaris Adjusted Warrants. In addition, we are, in accordance with the terms of the Aeterna Zentaris Adjusted Warrants in connection with the Share Consolidation, delivering to each holder of Aeterna Zentaris Adjusted Warrants a confirmation of the post-Share Consolidation number of Common Shares underlying the Aeterna Zentaris Adjusted Warrants as well as the adjusted Exercise Price(s).

Effect on Stock Options

Prior to the Share Consolidation, there were 53,400 Aeterna Zentaris Options issued and outstanding under the Aeterna Zentaris Stock Option Plans to acquire an equal number of Common Shares. Following the effect of the Share Consolidation, as of the date of this Report there are 13,350 Aeterna Zentaris Options to acquire an equal number of Common Shares. The Aeterna Zentaris Stock Option Plans authorize the Aeterna Zentaris Board to make appropriate adjustments to any outstanding Aeterna Zentaris Options in the event of any change in the Common Shares through a consolidation of the Common Shares. The Aeterna Zentaris Board determined that upon the implementation of the Share Consolidation, each then outstanding Aeterna Zentaris Option was adjusted as follows:

●	The number of unissued Common Shares that may be purchased through the exercise of an Aeterna Zentaris Option was reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Share Consolidation Ratio; and
●	the price for which one (1) Common Share may be purchased pursuant to the exercise of an Aeterna Zentaris Option was increased in inverse proportion to the reduction in the number of Common Shares based on the Share Consolidation Ratio.

Effect on Aeterna Zentaris DSUs

Following the effect of the Share Consolidation, as of the date of this Report there are 49,230 Aeterna Zentaris DSUs issued and outstanding under the 2018 Long-Term Incentive Plan. The 2018 Long-Term Incentive Plan authorizes the Aeterna Zentaris Board to make appropriate adjustments to any outstanding Aeterna Zentaris DSUs in the event of any change in the Common Shares through a consolidation of the Common Shares.

The Aeterna Zentaris Board determined that upon the implementation of the Share Consolidation, each then outstanding Aeterna Zentaris DSU was adjusted such that the number of Common Shares (or the cash equivalent) that a holder of Aeterna Zentaris DSUs will receive upon settlement of such Aeterna Zentaris DSUs has been reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Share Consolidation Ratio.

No Fractional Shares

No fractional Common Shares were issued in connection with the Share Consolidation and no cash was paid in lieu of fractional post-Share Consolidation Common Shares. No amount is being paid by Aeterna Zentaris for any fractional shares. After the Share Consolidation, Shareholders will have no further interest with respect to their fractional Common Shares and such Shareholders not have any voting, dividend or other rights in respect of such fractional Common Shares. In the event that a Shareholder does have otherwise been entitled to receive a fractional Common Share upon the occurrence of the Share Consolidation, such fractional Common Shares are deemed to have been tendered by its registered owner to Aeterna Zentaris for cancellation for no consideration.

Accounting Consequences

Net income or loss per Common Share, and other per Common Share amounts, will be increased because there are fewer Common Shares issued and outstanding following the Share Consolidation. In future financial statements, net income or loss per Common Share and other per Common Share amounts for periods ending before the Share Consolidation took effect will be recast to give retroactive effect to the Share Consolidation.

INFORMATION CONCERNING CEAPRO

The following information was furnished by Ceapro or derived from publicly available documents filed by Ceapro. With respect to such information, Aeterna Zentaris has relied exclusively upon Ceapro, without independent verification by Aeterna Zentaris. Although Aeterna Zentaris does not have any knowledge that would indicate that such information is untrue or incomplete, neither Aeterna Zentaris nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, nor for the failure by Ceapro to disclose events or information that may affect the completeness or accuracy of such information.

The following disclosure contains a number of forward-looking statements. See the section entitled “Special Note on Forward-Looking Statements” below as well as section entitled “Risk Factors”. Readers are cautioned that actual results may vary.

Business Overview

Ceapro is a Canadian biopharmaceutical company involved in the development and commercialization of “active ingredients” derived from oats and other renewable plant resources for healthcare and cosmetic industries. Ceapro’s primary business activities relate to the development and commercialization of natural products for the personal care, cosmetic, human and animal health industries using proprietary technology, natural, renewable resources and developing innovative products, technologies and delivery systems.

 Ceapro’s products include:

●	a commercial line of natural active ingredients, including oat beta glucan, avenanthramides (colloidal oat extract), oat powder, oat oil, oat peptides and lupin peptides, which are marketed to the personal care, cosmetic, medical and animal health industries through Ceapro’s distribution partners and direct sales;

●	a commercial line of natural anti-aging skincare products, utilizing active ingredients including oat beta glucan and avenanthramides, which are marketed to the cosmeceuticals market through Ceapro’s wholly-owned subsidiary, Juvente DC Inc.; and

●	veterinary therapeutic products, including an oat shampoo, an ear cleanser and a dermal complex/conditioner, which are manufactured and marketed to veterinarians in Japan and Asia.

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Other products and technologies are currently in the research and development or pre-commercial stage. These include:

●	a potential platform using Ceapro’s beta glucan formulations to deliver compounds used for treatments in both the personal and healthcare sectors;

●	a variety of novel enabling technologies including Pressurized Gas eXpanded drying technology which is currently being tested on oat and yeast beta glucan but may have application for multiple classes of compounds; and

●	the development of new technologies to increase the content of avenanthramides to high levels to enable new innovative products to be introduced to new markets including functional foods, nutraceuticals and botanical drugs. High levels of avenanthramides enable the production of powder formulation for the potential commercialization of products such as enriched oat flour as a functional food and the production of pills and/or tablets as a potential botanical drug.

Ceapro has one reportable operating segment and revenue stream, being the operations relating to the active ingredient product technology industry.

The active ingredient product technology industry involves the development of proprietary extraction technologies and the application of these technologies to the production and development and commercialization of active ingredients derived from oats and other renewable plant resources for the healthcare and cosmetic industries. Active ingredients produced include oat beta glucan and avenanthramides. These and similar manufactured products are sold primarily through distribution networks.

Ceapro continues to grow its customer base and presence in the personal care market and to explore and validate new product applications for its established value drivers, avenanthramides and oat beta glucan, as well as for new products such as alginate and beta glucan from yeast to penetrate into the nutraceutical and pharmaceutical markets. Ceapro’s primary marketing strategy is to sell principally through a distribution network instead of selling directly to end-users and as a result sales and marketing expenses are negligible.

To fund its operations, Ceapro relies upon revenues primarily generated from the sale of active ingredients, the proceeds of public and private offerings of equity securities and debentures, government grants and loans, and other investment offerings.

Over the last decade, Ceapro’s development projects have focused on its expertise in oats and developing new innovative natural health care products to address global needs. Oats have a host of well-documented health care benefits. However, in order to exploit these opportunities, numerous challenges must be overcome, including securing adequate and quality feedstock, developing proper formulations, achieving manufacturing scale-up, and completing scientific testing. Ceapro’s dedicated team is constantly focused on overcoming these challenges to stay profitable and ahead of competitors by successfully fine-tuning and implementing proprietary enabling technologies.

Beta glucan extracted from yeast is a new product being developed by Ceapro’s team using one of these enabling technologies called “Pressurized Gas eXpanded Technology” (PGX). The objective is to develop this product as an immune modulator and potentially as an inhalable therapeutic. Additionally, Ceapro’s team is working on the development of novel drug delivery systems focusing specifically on alginates (ALG) and yeast beta glucan (YBG), generating composites and cross-linked polymers with tuneable properties, which can form strips, pads, masks or fast-dissolving orodispersible films. Over 100 runs have been performed with PGX YBG-ALG on the PGX demo scale and these new chemical complexes appear to be currently the most promising commercial application from a cost evaluation and market potential perspective. From a commercialization perspective, it is planned to be positioned as an immune-boosting nutraceutical. Positive results have been obtained with YBG and/or ALG formulations impregnated with CoQ10 showing superior bioavailability data than commercially available CoQ10 products.

In summary, Ceapro develops both technologies and products coming from the use of these technologies. Ceapro’s portfolio and pipeline is as follows:

●	Oat beta glucan: Marketed to serve the cosmetic sector as a liquid forumulation.

●	Avenanthramides: Marketed to serve the cosmetic sector as a liquid formulation. Potential to sell as functional food under a powder formulation to be added to superfine oat flour to form an enriched oat flour. Lab scale has been completed for drying and purification of avenanthramides and commercial scale project is expected to be completed in H2, 2024 upon receipt of remaining equipment. Expected cost to finalize this in-house project is around C$0.5 million.

●

Clinical Research: Phase 1-2a as a potential anti-inflammatory product. Study being conducted by Montreal Heart Institute. Clinical trial is expected to have included 96 subjects/patients (72 healthy volunteers in Phase and 24 patients in Phase 2) upon completion. Enrollment for Phase 1 started mid-December 2023. Four cohorts of eight healthy subjects have already been completed in the first arm of the Phase 1 with single ascending doses (SAD) ranging from 30mg, 60mg, 120mg, and 240mg per cohort. No significant adverse events have occurred with these doses and members of the Data Safety Monitoring Board have approved the study to be pursued as planned with a fifth cohort to receive a dosage of 480mg. Maximum dosage as per the approved protocol is 960mg.

The SAD part of Phase 1 will be followed by a multiple ascending doses (MAD) regimen with three cohorts of 8 healthy subjects each receiving the same doses as those administered during the previous SAD phase.

Subject to the results from Phase 1, which is expected to be completed at the end of Q3 of 2024, Phase 2a with patients is expected to be initiated during Q4 of 2025 and is expected to be conducted until the end of Q2 of 2025.

Ceapro is the sponsor. Expected remaining cost for this project is between C$3 million to C$3.5 million.

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Chemical complexes/Delivery systems:

●	Pre-clinical Research: Yeast beta glucan: planned to be developed as an immune booster and as a potential inhalotherapeutic for lung fibrotic diseases. Product specifications completed. Toxicology study is expected to be initiated in first half of 2024 before getting to human trial.

●	Pre-clinical Research: Yeast beta glucan/CoQ10: planned to be developed as an immune/energy booster.

Technology:

●	PGX Technology: Demo scale: 10 liters vessel: completed. Pilot scale: 50 liters vessel: expected to be completed and commissioned during Q1 2024, subject to timely delivery of key remaining components. 100 liters: expected to be completed by end of Q3, 2024 along with Austrian based Natex GmbH. Expected cost to complete both pilot scale projects is between C$2.5 million to C$3 million.

●	Yeast beta glucan to be used during the PGX pilot testing phases. Output from such capacity to be considered as small-scale commercialization batches with a potential for commercialization of yeast beta glucan as an immune booster starting in Q1 2025.

Production

Ceapro’s dedicated production team successfully responded to the growing market demand for the cosmeceutical base business by producing over 300 metric tons of active ingredients in 2023. As part of its ordinary course operations, Ceapro successfully passed audits conducted by three major customers at its Edmonton facility and received renewal of its site licence from the Health Canada Natural Product Directorate for a period of two years, which enables Ceapro to manufacture, package, label, release and distribute final products.

Specialized Skill and Knowledge

Ceapro has a broad range of expertise in natural product chemistry, microbiology, biochemistry, immunology and process engineering. These skills merge in the fields of active ingredients, biopharmaceuticals and drug-delivery solutions. Ceapro relies on its employee base whose skills and knowledge are critical to maintaining its success and always strives to identify and retain key employees in order to be competitive with compensation and working conditions.

Ceapro has entered into limited life licence agreements for exclusive rights to new technologies. As part of the licence agreements, Ceapro works to develop and scale up the new technologies with the goal of commercializing the technologies or products derived from such technologies. The development of these new technologies is a costly, complex and time-consuming process, and the investment in this development often involves a prolonged time period until a return is achieved on the investment. Ceapro’s ability to successfully develop and scale-up new technologies within the expiry periods of the licence agreements is dependent on a number of key factors such as hiring and retaining employees who have specialized knowledge and expertise pertaining to the development of the technologies, being able to access third party specialists, being able to source key equipment or supplies in a timely manner, and delays in research and development programs related to products derived from the technologies. Commercial success depends on many factors including the degree of innovation of the products developed, access to funding for scale-up opportunities, uncertainties inherent in the regulatory approval processes, delays in manufacturing or marketing arrangements, and sufficient support from strategic partners if applicable.

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Competitive Conditions

Ceapro’s competitive success depends, in part, on its ability to obtain and maintain patents and trademarks and to secure and protect trade secrets, proprietary technology and manufacturing processes, and other intellectual property rights either developed internally or acquired, and to operate without infringing on the proprietary rights of others or have others infringe on its rights. Although Ceapro expends resources and efforts to patent its discoveries and innovations, there can be no assurance that patent applications will result in the issuance of patents, or that any patents issued to Ceapro will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. As an intellectual property strategy, Ceapro intends to prepare and file “application patents” from the use of its products. However, Ceapro cannot be assured competitors will not independently develop products similar to Ceapro’s Products designed to circumvent exclusive rights granted to Ceapro.

New Products

Ceapro’s strategic path is to continue to grow its customer base and presence in the personal care market, and to explore and validate new product applications for its established value drivers, avenanthramides and oat beta glucan, as well as for new products like alginate and beta glucan from yeast to penetrate into the nutraceutical and pharmaceutical markets.

Raw Materials

Ceapro is involved in the development of proprietary extraction technology and the application of this technology to the production of extracts and “active ingredients” from oats and other renewable plant resources. Ceapro adds further value to its extracts by supporting their use in cosmeceutical, nutraceutical and therapeutics products for humans and animals. Ceapro has historically been able to source the direct raw materials required for the specific formulation of its products, including grain and grain-derived materials, at varying prices which allowed it to produce finished goods. The raw materials that Ceapro purchases in the ordinary course may be subject to variation due to the season’s output in grain quality.

Intangible Properties

During the year ended December 31, 2014, and as amended on February 2, 2015, Ceapro entered into a licence agreement with the University of Alberta (the “PGX Agreement”) for the rights to an enabling PGX that would allow the development, production, and commercialization of powder formulations that could be used as active ingredients for all industrial applications. PGX is a patented platform technology that simultaneously purifies, micronizes, dries, and combines aqueous solutions of biopolymers into fine structured open porous materials with unique morphologies using carbon dioxide (CO2) and ethanol at mild temperatures. The technology can overcome some of the challenges associated with the drying of high molecular weight biopolymers using conventional technologies. The moderate PGX processing conditions minimizes any potential degradation. The PGX drying process can also reduce the required carbon footprint, increase product shelf-life and lead to novel high value products including functional foods, nutraceuticals, cosmeceuticals and pharmaceuticals. The resulting matrix also has increased surface area that can be loaded with actives using an impregnation technology that was perfected by Ceapro and this becomes a unique enabling technology that can be used to produce innovative delivery systems. The PGX Agreement expires after a term of 20 years or after the expiration of the last patent obtained, whichever event shall occur first.

During the year ended December 31, 2012, Ceapro entered into a licence agreement with the Canadian Government for a new technology to increase the concentration of avenanthramides in oats (the “Avenanthramides Agreement”). This unique technology represents a way to manage the risks related the availability and quality of raw material used in production and provides for the ability to produce higher concentrations of avenanthramides which should enable the production of larger quantities of product allowing Ceapro to grow its cosmeceutical sector while also allowing for the development of pharmaceutical-grade powder formulations as part of Ceapro’s transition to nutraceuticals and pharmaceuticals. The Avenanthramides Agreement remains in force until the last patent has expired which will be in March of 2030, or until the patents have been abandoned.

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Cycles

Demand for Ceapro’s Products varies from year to year and there is no seasonality or cyclical trend that can be specifically derived from the last decade.

Economic Dependence

Ceapro derives over 90% of its sales and related accounts receivable from one distribution partner, Symrise AG, a global supplier of fragrances, flavors, food nutrition, and cosmetic ingredients, and Ceapro is continually seeking to expand its customer base. Ceapro’s future success in its base business cosmeceuticals market is dependent upon the continued demand by this distributor and their underlying customers, and the expansion of Ceapro’s customer base. Any decline in or loss of demand from this distributor or their underlying customers may have a negative impact on Ceapro’s revenues and an adverse impact on its business, financial condition, and results of operations, as was the case in 2023. On August 25, 2023, Ceapro announced the signing of an amendment to its exclusive long-term supply and distribution agreement with Symrise AG. Pursuant to the amendment, Ceapro has extended the term of the agreement for two years to December 31, 2026.

Ceapro’s business growth depends on its ability to access global markets through distribution partnerships. Ceapro’s marketing strategy emphasizes providing technical support to its distributors and their customers to maximize the value of its technology and product utilization. Ceapro’s vision and business strategy are supported by Ceapro’s commitment to the following core values:

●	adding value to all aspects of Ceapro’s business;

●	enhancing the health of humans and animals;

●	discovering and commercializing new, therapeutic natural ingredients and bioprocessing technologies;

●	producing the highest quality work possible in products, science and business; and

●	developing personnel through guidance, opportunities and encouragement.

To support these objectives, Ceapro relies on strong intellectual and human capital resources and is developing a strong base of partnerships and strategic alliances to exploit Ceapro’s technology. The current economic environment provides challenges in obtaining financial resources to fully exploit opportunities. To fund its operations, Ceapro relies upon revenues primarily generated from the sale of active ingredients, the proceeds of public and private offerings of equity securities and debentures, government grants and loans, and other investment offerings.

Environmental Protection

The operations of Ceapro are subject to a variety of federal, provincial and local laws, regulations and guidelines, including various environmental and health and safety regulations, regulating the conduct of its operations, the requirements for its products, the protection of the environment, the operation of its equipment and the handling and disposal of substances used in its operations. Ceapro believes that it is currently in compliance with such laws and regulations. Such laws or regulations are subject to change. Accordingly, it is impossible for Ceapro to predict the cost or impact of such laws and regulations on Ceapro’s future operations.

Violations of safety, health, and environmental regulations could limit operations and expose Ceapro to liability, cost and reputational impact. In addition to maintaining compliance with national and provincial standards, Ceapro maintains internal safety and health programs.

Employees

As of December 31, 2023, Ceapro had 24 employees and/or contractors who provide the technical expertise relating to its operations. Additionally, as of December 31, 2023, Ceapro had 8 employees and/or contractors responsible for accounting, administration and corporate development activities who are predominantly located at Ceapro’s head office.

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History

The key highlights of Ceapro’s financial year ended on December 31, 2021 include the development of avenanthramide pills for a Phase 1 study, the advancing the development of innovative delivery systems with new chemical complexes and the processing of yeast beta glucan from various sources for the development of an immune booster and as a potential inhalable therapeutic for lung fibrosis including COVID-19. Refer to Ceapro’s ongoing disclosure documentation available electronically at www.sedarplus.ca under Ceapro’s profile for additional information on Ceapro’s business development over the most recent years, including the Ceapro Annual Report.

Recent Developments

Over the three years preceding 2023, Ceapro’s financial results have reflected an average year over year sales growth of 13.7% from C$15.1 million in 2020 to C$17.2 million in 2021 and C$18.8 million in 2022, with respective net profit of C$1.9 million, C$3.4 million and C$4.4 million. As a sales breakdown, Avenanthramides represents 60-65%, oat beta glucan 15-20% and oat oil 10-15%. 90% of these sales are made through Symrise AG, a global supplier of fragrances, flavors, food nutrition, and cosmetic ingredients, with whom Ceapro has renewed on March 10, 2022 a supply and distribution agreement with this long-time partner (the “Symrise Agreement”). The Symrise Agreement includes 11 exclusive customers, with Johnson and Johnson (“J&J”) representing approximately 50% of Ceapro’s business. On September 28, 2022, J&J announced Kenvue as the name for a new company to be formed from the planned spin-off of their consumer division. Kenvue started to be publicly traded on May 4, 2023 and became fully independent on August 23, 2023. Ceapro’s results for the year ending on December 31, 2023 were significantly impacted by this planned spin-off, showing a sales decline of approximately 49% from C$18.8 million in 2022 to C$9.6 million in 2023. Given statements made on July 20, 2023 in a press release announcing the first financial results of Kenvue, it appears that Kenvue has put emphasis on improving supply chain productivity and benefitted from some stock piling from the previous year. On August 25, 2023, Ceapro announced the signing of an amendment to the Symrise Agreement. Pursuant to the amendment, Ceapro has extended the term of the agreement for two years to December 31, 2026. The extended agreement also includes the potential to launch a new formulation of oat beta glucan mostly targeting the Chinese market. Symrise is currently assessing samples of Ceapro’s new powder formulation of oat beta glucan.

Ceapro fully completed a transition to its new state of the art manufacturing site at the end of 2020. Since then, Ceapro has produced and shipped an average of 300 metric tons of active ingredients per year. Given new technologies being developed at large scale, Ceapro believes that it is well-positioned to significantly increase its production capacity and offer additional products like yeast beta glucan and alginate for the nutraceutical sector.

Name, Address and Incorporation

Ceapro Inc. is the corporation resulting from the amalgamation of Ceapro Inc. and Ceapro Veterinary Products Inc. pursuant to a vertical short-form amalgamation under the CBCA effective April 1, 2016. Ceapro’s head office address is located at 7824 – 51 Avenue NW Edmonton, Alberta, Canada T6E 6W2 and its registered office address is located at Suite 2900, Manulife Place, 10180 – 101 Street NW, Edmonton, Alberta, Canada T5J 3V5.

Ceapro is currently a reporting issuer in the provinces of Alberta and British Columbia and the Ceapro Shares are currently listed and posted for trading on the TSXV under the symbol “CZO” and quoted on the OTCQX under the symbol “CRPOF”.

Intercorporate Relationships

Ceapro has two direct wholly-owned subsidiaries: Juvente DC Inc., incorporated under the CBCA, and Ceapro (P.E.I) Inc., incorporated under the Business Corporation Act (Prince Edward Island).

Description of Capital Structure

Share Capitalization

Ceapro’s authorized share capital structure consists of an unlimited number of Ceapro Shares. As of the date hereof, there were 78,293,177 Ceapro Shares and 2,878,666 Ceapro Options issued and outstanding.

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Common Shares

The holders of the Ceapro Shares are entitled to one vote for each Ceapro Share held by them at all meetings of shareholders. In addition, the holders are entitled to receive dividends if, as and when declared by the Ceapro Board on the Ceapro Shares. Finally, the holders of the Ceapro Shares are entitled to receive Ceapro’s remaining property upon any liquidation, dissolution or winding-up of Ceapro’s affairs, whether voluntary or involuntary. Ceapro Shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable.

Prior Sales

During the preceding twelve months, the only sales by Ceapro of Ceapro Shares or securities convertible into or carrying rights to acquire Ceapro Shares were as follows:

Date	Type of Security	Number of Securities	Issue/Exercise Price		Aggregate Issue Price
May 1, 2023	Ceapro Options (1)	150,000	C$	0.58	C$	0.58
July 10, 2023	Ceapro Options (1)	30,000	C$	0.44	C$	0.44
Total:	-	180,000		-		-

Note:

(1)	Ceapro Options to purchase Ceapro Shares granted as compensation to directors, officers, employees and consultants, each exercisable until five years following the date of grant and vesting 1/3 immediately on the date of grant, 1/3 one year following the date of grant and 1/3 two years following the date of grant.

Trading Price and Volume of the Ceapro Shares

The outstanding Ceapro Shares are listed on the TSXV under the symbol “CZO” and quoted on the OTCQX under the symbol “CRPOF”. On April 26, 2024, the closing trading price of the Ceapro Shares on the TSXV was C$0.260 and on the OTCQX was US$0.1845.

The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the Ceapro Shares as reported on the TSXV:

TSXV

	Price Range (C$)
	High	Low	Volume
April 2023	0.650	0.560	550,323
May 2023	0.640	0.420	1,278,461
June 2023	0.530	0.430	388,703
July 2023	0.450	0.415	478,797
August 2023	0.540	0.385	977,110
September 2023	0.410	0.345	832,107
October 2023	0.400	0.330	1,112,598
November 2023	0.350	0.240	1,033,387
December 2023	0.280	0.190	509,048
January 2024	0.190	0.150	314,149
February 2024	0.265	0.150	874,585
March 2024	0.265	0.220	1,386,223
April 1 to April 26, 2024	0.260	0.230	1,109,630

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Dividends

Ceapro has neither declared nor paid any dividends on its securities for each of the three most recently completed financial years and its current financial year and does not anticipate paying any dividends in the foreseeable future. The declaration and payment of dividends will be subject to the discretion of the Ceapro Board and there can be no assurance that any dividends will be paid in the future. In determining whether to pay dividends (as well as the amount and timing thereof), the Ceapro Board will consider a number of factors, including Ceapro’s results of operations and financial condition.

Directors and Officers

As of April 26, 2024, Ceapro’s directors and executive officers collectively hold 1,990,468 Ceapro Shares (representing 2.54% of the total issued and outstanding Ceapro Shares) as a group.

The following table sets forth, in respect of each director and officer, all positions currently held with Ceapro, principal occupation or employment within the preceding five years, and the number of Ceapro Shares of Ceapro beneficially owned, directly or indirectly, or over which voting control is exercised by them as of April 26, 2024. The information contained herein is based upon information furnished by the respective nominee and by Ceapro.

Name and Municipality of Residence	Office with Ceapro	Present Occupation and Positions Held during last Five Years	Number of Ceapro Shares owned Beneficially or Subject to Direction or Control
Gilles Gagnon Sherbrooke, Quebec	Director (2007) Acting CEO (2008) President and CEO (2012)	President, Prodev Pharma Inc. since May 2007; prior thereto, CEO of Aeterna Zentaris	1,778,062(3)
Dr. William Li(2) Holliston, Massachusetts, USA	Director (2014)	Co-founder and Medical Director since 1994, and President since 2000, of Angiogenesis Foundation	101,579(4)
Dr. Ulrich Kosciessa(1) Pinneberg, Schleswig- Holstein, Germany	Director (2015)	CEO, Photonamic since September 2006. Since April 2018, COO of SBI ALApharma.	78,327(5)
Ronald W. Miller(1)(2) Oakville, Ontario	Director (2022) Chair (2022)	Former President and CEO of Hoffmann-La Roche Limited (Roche Canada) (2000-2022) Chair of the Board of Directors of Ceapro	Nil(6)
Geneviève Foster(1)(2) Laval, Quebec	Director (2022)	Business lawyer and Board Member	Nil(7)
Stacy Prefontaine Edmonton, Alberta	Chief Financial Officer	Chartered Professional Accountant	32,500(8)

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance, Compliance and Nominating Committee.
(3)	Mr. Gagnon holds 1,489,000 Ceapro Shares directly and 289,062 Ceapro Shares indirectly through Prodev Pharma Inc., a corporation controlled by Mr. Gagnon. In addition, Mr. Gagnon holds 760,000 Ceapro Options.
(4)	In addition, Dr. Li holds 305,000 Ceapro Options.
(5)	In addition, Dr. Kosciessa holds 230,000 Ceapro Options.
(6)	In addition, Mr. Miller holds 210,000 Ceapro Options.
(7)	In addition, Ms. Foster holds 210,000 Ceapro Options.
(8)	In addition, Ms. Prefontaine holds 270,000 Ceapro Options.

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Cease Trade Orders or Bankruptcies

To the knowledge of Ceapro, none of the directors or executive officers of Ceapro is, or within ten years before the date hereof has been, a director, chief executive officer or chief financial officer of any company (including Ceapro) that: (i) was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, in each case such an order being in effect for a period of more than 30 consecutive days while the director or executive officer was acting in the capacity as director, chief executive officer, or chief financial officer, or (ii) was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, in each case such an order being in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

In addition, to the knowledge of Ceapro, no director or executive officer of Ceapro, or any of their respective personal holding companies, nor any shareholder holding a sufficient number of securities to affect materially the control of Ceapro: (i) is, or within ten years before the date hereof has been, a director or executive officer of any company (including Ceapro) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of Interest

Other than as described elsewhere in this Report, to the knowledge of Ceapro, no director or officer of Ceapro has any existing or potential material conflicts of interest with Ceapro or any of its subsidiaries.

See sections entitled “Pension, Termination and Change of Control Benefits” below.

Audit Committee

The audit committee of the Ceapro Board (the “Audit Committee”) is principally responsible for:

●	recommending to the Ceapro Board the external auditor to be nominated for election by Ceapro Shareholders at each annual meeting and directly responsible for negotiating the compensation of such external auditor;
●	direct oversight of the work of the external auditor;
●	reviewing Ceapro’s annual and interim financial statements, management discussion & analysis and press releases regarding earnings before they are reviewed and approved by the Ceapro Board and publicly disseminated by Ceapro; and
●	reviewing Ceapro’s financial reporting procedures to ensure adequate procedures are in place for Ceapro’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

The Audit Committee’s Charter and Composition of Audit Committee. The Ceapro Board has adopted a charter for the Audit Committee which sets out the Audit Committee’s mandate, organization, powers and responsibilities. Ceapro’s Audit Committee is currently composed of the following directors:

Name of Member	Independent (1)	Financially Literate (2)
Geneviève Foster	Yes	Yes
Ronald W. Miller	Yes	Yes
Dr. Ulrich Kosciessa	Yes	Yes

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Notes:

(1)	To be considered to be independent, a member of the Audit Committee must not have any direct or indirect ‘material relationship’ with Ceapro. A material relationship is a relationship which could, in the view of the Ceapro Board, reasonably interfere with the exercise of a member’s independent judgment.
(2)	To be considered financially literate, a member of the Audit Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Ceapro’s financial statements.

Relevant Education and Experience

Geneviève Foster: Geneviève Foster is a corporate director and a business lawyer. Since 2008, as a solo business lawyer, she provides services and counsel to a select group of companies which operate in various industries including life sciences and pharma. Through her involvement with her client companies and their boards, Ms. Foster developed an expertise in leading publicly traded and privately held companies in the establishment of strategic plans, international development, sound governance practices and value-creating transactions.

She began her career with a national law firm after which she became general counsel of private and publicly traded companies. She served as the Vice President, Legal Affairs and Corporate Secretary at Warnex Inc., a TSX-listed company which developed and licensed innovative technologies and operated medical and pharmaceutical laboratories. Additional career appointments include Director, Legal Affairs and Corporate Secretary of Boomerang Tracking Inc., a TSX-listed company which used cellular technology to track stolen vehicles, and Spectra Telecom ST Inc., an affiliate of SNC-Lavalin and Telesystem in the engineering and construction of wireless telecom towers on the international scene.

Ronald W. Miller: Ronald W. Miller was President and CEO of Hoffmann-La Roche Limited (Roche Canada) for 22 years (until 2022). In this role, he was responsible for the growth and success of the Canadian Pharmaceuticals Division, particularly as it relates to Roche’s mandate of developing and delivering innovative healthcare solutions for Canadians.

Ronald has more than 43 years of extensive and varied experience in the pharmaceutical industry.

Born in Scotland, Ronald completed his Bachelor of Science in Economics and Geography at the University of Glasgow, then moved to Leeds, England to accept a job as a pharmaceutical sales representative.

Ronald advanced through a series of successive sales and management positions across the industry to become the National Sales Manager for Roche in the United Kingdom in 1988 and continued to move globally as a Product Manager in Switzerland and Deputy Divisional Director of the Pharmaceutical Division in Japan. He moved back to Switzerland to head up a global product launch before returning to the UK as Pharmaceuticals Director. Ronald was appointed President and CEO of Roche Pharmaceuticals in Canada in May 2000 and became a Canadian citizen in 2008.

Ronald was re-elected as Chairman of the Board of Directors of Innovative Medicines Canada (IMC), the national association representing Canada’s research-based pharmaceutical companies, from 2019 to 2022.

He served as Chairman of the IMC Board in 2007 and has since fulfilled two subsequent terms as Past Chair. Prior to this, Ronald was the Chair of the IMC Prairies Core Team and sat as Co-Chair of the Health Research Foundation. He also served on several committees including the IMC Public Affairs, Stakeholder Relations, the British Columbia Sub-Committee, and was Chair of the Federal Affairs/FPT Relations Standing Committee.

Ulrich Kosciessa: Dr. Kosciessa currently serves as the Chief Executive Officer of Germany-based Photonamic GmbH & Co. KG and as Representative Director of Tokyo-based SBI Pharmaceuticals Co. LTD. As well as the Chief Operating Officer of Hong Kong based SBI ALApharma Co. LTD. He has worked for more than 20 years for Medac GmbH, a global pharmaceutical company with operations in 70 countries where he served as a member of the Executive Management Board, as Managing Director of Medac International and as Chairman of the Board of Medac Pharma Inc., a U.S.-based subsidiary of Medac GmbH focused on specialty pharmaceuticals for autoimmune diseases and cancer. Throughout his career at Medac, Dr. Kosciessa has formed several subsidiaries and affiliates as well as established a network of global partners, growing Ceapro’s international business more than 50% since 2005.

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In addition, since 2006 Dr. Kosciessa has also served as Chief Executive Officer of Photonamic, a former subsidiary of Medac GmbH, now belonging to the SBI group of Japan, focused on research and development of photodynamic therapy and diagnostics. He has successfully developed two Photonamic products currently marketed in Europe, North America, South America, the Asian Pacific region and Australia. From 2006 to 2008, Dr. Kosciessa served as Chief Executive Officer at Immune Laboratory of Hannover, a research-based organization focused on autologous dendritic cell-based tumor vaccines.

Prior to joining Medac GmbH, Dr. Kosciessa was a postdoctoral researcher at the neuroscience/neurodegenerative diseases division of Schering AG, a multinational pharmaceutical company. He received a B.Sc. in Biology and a Ph.D. in Molecular Biology from Georg-August University of Göttingen, Germany.

Audit Committee Oversight

Since the commencement of Ceapro’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Ceapro Board.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Statutory Auditor Service Fees (By Category)

The following table discloses the fees billed to Ceapro by Grant Thornton, LLP, its statutory external auditor during the financial years ended December 31, 2023 and December 31, 2022 for its financial statements filed with the TSXV.

Financial Year Ending	Audit Fees (1)		Audit Related Fees (2)		Tax Fees (3)		All Other Fees (4)
December 31, 2023	C$	142,000	C$	50,903	C$	20,775	Nil
December 31, 2022	C$	108,500	C$	6,600	C$	20,127	Nil

Notes:

(1)	The aggregate fees billed for audit services.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Ceapro’s financial statements and are not disclosed in the “Audit Fees” column.
(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services.
(4)	The aggregate fees billed for professional services other than those listed in the other three columns. The calculation is in accordance with guidelines set out by the Canadian Public Accountability Board.

Corporate Governance

Board of Directors

Each director, except Mr. Gagnon, is independent of management of Ceapro. Mr. Gagnon is not considered independent of management on the basis that he is Ceapro’s Chief Executive Officer.

The Ceapro Board facilitates its exercise of independent supervision over management by virtue of:

●	being composed of a majority of independent directors; and

●	having all committees formed by a majority of independent directors.

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Directorships

No director of Ceapro is currently a director of any other reporting issuer other than Mr. Gilles Gagnon who is a director of Aeterna Zentaris and Dr. William Li who is a director of Leap Therapeutics (NASDAQ: LPTX).

Orientation and Continuing Education

New directors appointed to the Ceapro Board will be given an orientation program that is provided by the Chief Executive Officer of Ceapro. The program includes providing the new director with orientation materials including a copy of Ceapro’s Corporate Governance Manual, providing one-on-one meetings with management, providing information relating to Ceapro and its proprietary extraction technology, products, and ongoing research and development projects, and, where appropriate, providing direct visits to Ceapro’s facilities.

Ceapro promotes continuing education of its existing directors by encouraging directors to attend relevant seminars and symposiums.

Ethical Business Conduct

The Ceapro Board has a Code of Conduct and a Whistle Blower Policy to encourage and promote a culture of ethical business conduct.

Nomination of Directors

One of the core responsibilities of Ceapro’s Corporate Governance, Compliance and Nominating Committee (“CGCNC”) is the making of recommendations concerning candidates for election or re-election to the Ceapro Board. The CGCNC works with the full Ceapro Board to establish criteria for Ceapro Board membership, reviews candidates’ qualifications and any potential conflicts of interest. The CGCNC employs prescribed criteria in its selection of new candidates, which criteria include:

●	independence and judgment - the Ceapro Board should have a substantial degree of independence from management. Ceapro Board independence depends not only on directors’ individual relationships (personal, employment or a business) but also on the Ceapro Board’s overall attitude towards management; and

●	relevant experience in business and industry - the directors of Ceapro should be possessed of relevant experience in business and industry, government, education and other areas which are beneficial to Ceapro. Directors with such backgrounds can provide a useful perspective on significant risks and competitive advantages. See also the section below under the heading “Diversity Disclosure”.

Compensation

Ceapro’s CGCNC is also responsible for determining the compensation of Ceapro’s directors and CEO or President, as the case may be. The CGCNC uses market data for comparable businesses in order to set compensation levels.

Other Board Committees

The standing committees of the Ceapro Board consist of the Audit Committee and the CGCNC.

Prior to June 1, 2022, Ceapro’s standing committees, in addition to the Audit Committee, consisted of the CGCNC, the Human Relations and Compensation Committee and the Environmental, Health and Safety Committee. Effective June 1, 2022, these three committees, and all the associated responsibilities, were combined into one committee being the current CGCNC.

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Assessments

The CGCNC conducts, on a regular basis, an evaluation of individual directors, the Ceapro Board as a whole and Ceapro’s various committees in an effort to assess effective performance. These assessments include board self-evaluation surveys, peer review surveys and the preparation of performance reviews of individual directors.

Executive Compensation Statement

Compensation Discussion and Analysis

Compensation of Ceapro’s Named Executive Officers is comprised of three elements: a base salary, a short-term incentive or annual bonus, and a long-term incentive through stock option or restricted share unit allocations. Ceapro attempts to structure its executive compensation to attract and retain competent individuals, be competitive with leading biotechnology companies of comparable size and complexity and recognize individual and overall Ceapro performance. Ceapro uses all three elements to attract and retain their executives and to align the personal interests of Named Executive Officers with the interest of the Shareholders. While the Ceapro Board and committees do not formally consider the implications of the risks associated with Ceapro’s compensation policies and practices, individual Ceapro Board members may consider such risks and other factors when establishing Ceapro’s compensation policies and practices.

The base salary provides compensation for discharging job duties and recognizes the skill sets and capabilities of each Named Executive Officer. Ceapro’s goal is to pay competitive base salaries for all positions whenever possible. Ceapro recognizes that sometimes it may be limited by financial resources as a result of operating in the biotechnology sector and other financial compensation may need to be considered. Compensation of the executive officers is generally determined through negotiations between the Named Executive Officers, other than the CEO or President, as the case may be, and the CEO or President, as the case may be, with all compensation arrangements then approved and ratified by the Ceapro Board or by the CGCNC, which currently consists of Ronald W. Miller, Geneviève Foster and William Li (who is the chairperson of the CGCNC). Each member of the CGCNC is independent. The CEO or President, as the case may be, has traditionally negotiated directly with the CGCNC on an annual basis with respect to the annual salary of the CEO or President, as the case may be. Each Named Executive Officer’s salary is reviewed on an annual basis by the CGCNC, and if deemed appropriate, any changes in salary for the upcoming year are negotiated as set out above then approved and ratified by the CGCNC, if necessary.

The members of the CGCNC use generally acquired business skills and recognize the need to engage external expertise to review company compensation policies and practices as required.

Bonuses encourage and reward individual accomplishments and contributions over the financial year toward achievement of corporate goals and objectives. While Ceapro is currently reviewing various structures to determine bonuses on both an objective and subjective basis, all bonuses are currently determined on a subjective basis. Ceapro Options or restricted share units are used as incentive to align the long-term goals of executive officers with Ceapro and Shareholders. All annual bonus incentives and Ceapro Options or restricted share unit allocations, the grant of which are entirely discretionary, are approved by the CGCNC and are based on subjective criteria.

Annual bonuses are meant to reward both individual accomplishments and contributions to corporate performance. In the fiscal year ended December 31, 2023, the Chief Financial Officer earned a discretionary bonus in the amount of C$39,665.

The allocation of Ceapro Options or restricted share units is regarded as an important element to attract and retain Named Executive Officers for the long term, and it aligns their interests with Shareholders.

Ceapro does not, at this time, anticipate making any significant changes to its compensation policies and practices.

Compensation of Executive Officers

During the fiscal year ended December 31, 2023, Ceapro had two “Named Executive Officers” as defined by Form 51-102F6 of the Canadian National Instrument 51-102, namely Mr. Gilles Gagnon, Ceapro’s President and Chief Executive Officer, and Ms. Stacy Prefontaine, Ceapro’s Chief Financial Officer.

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The following table details compensation information for the Named Executive Officers for the periods indicated. No other executive officer of Ceapro earned more than $150,000 in the financial year ended December 31, 2023.

							Non-equity incentive plan compensation (C$)
Name and principal position	Year	Salary (C$)		Share- based awards (C$)	Option-based awards (C$)		Annual incentive plans		Long-term incentive plans	Pension Value (C$)	All other compensation (C$)		Total compensation (C$)
Gilles Gagnon, President and Chief Executive Officer	2023	480,000	(1)	Nil	53,177	(3)(6)	Nil		Nil	Nil	80,000	(2)	613,177
	2022	480,000	(1)	Nil	Nil		Nil		Nil	Nil	80,000	(2)	560,000
	2021	480,000	(1)	Nil	Nil		Nil		Nil	Nil	80,000	(2)	560,000

Stacy Prefontaine, Chief Financial Officer	2023	198,360		Nil	26,589	(4)(6)	39,665	(5)	Nil	Nil	Nil		264,614
	2022	197,248		Nil	Nil		35,750	(7)	Nil	Nil	Nil		232,988
	2021	192,190		Nil	Nil		31,000	(8)	Nil	Nil	Nil		223,190

Notes:

(1)	Prodev Pharma Inc., a company wholly owned by Mr. Gagnon, was paid consulting fees for his services as Chief Executive Officer.
(2)	Mr. Gagnon, through Prodev Pharma Inc., earned a bonus of $80,000 for additional services provided.
(3)	Mr. Gagnon was granted 150,000 options on January 3, 2023, in his capacity as Chief Executive Officer.
(4)	Ms. Prefontaine was granted 75,000 options on January 3, 2023,
(5)	Ms. Prefontaine earned an additional $39,665 for her services as Chief Financial Officer.
(6)	The fair value of the Ceapro Option-based awards has been calculated on the date of grant using the Black-Scholes Model using the following assumptions: (i) Risk free interest rate: 3.28%; (ii) Expected hold period to exercise: 5 years; (iii) Annualized Volatility: 65%; and (iv) Dividend Yield: 0%.
(7)	Ms. Prefontaine earned an additional $35,740 for her services as Chief Financial Officer.
(8)	Ms. Prefontaine earned an additional $31,000 for her services as Chief Financial Officer.

Incentive Plans

Ceapro’s incentive plans are comprised of the Ceapro Stock Option Plan, which was implemented effective June 1, 2022, and a restricted share unit plan (the “Restricted Share Unit Plan”), which was implemented on June 1, 2017.

The aggregate number of Ceapro Shares to be issued upon the exercise of all Ceapro Options granted under the Ceapro Stock Option Plan, including Ceapro Options issued prior to adoption of such plan, shall not exceed 10% of the issued Ceapro Shares at the time of grant less any Ceapro Shares reserved for issuance under all other securities-based compensation arrangements of Ceapro (including those reserved for issuance under the Restricted Share Unit Plan).

The number of Ceapro Shares which may be reserved for issuance under the Restricted Share Unit Plan, which is a fixed number plan, is 1,000,000 and when combined with Ceapro Shares which may be reserved for issuance under all other security based compensation arrangements of Ceapro (including those reserved for issuance under the Ceapro Stock Option Plan) shall not exceed 10% of the total number of Ceapro Shares issued and outstanding from time to time.

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As at April 26, 2024, the total number of securities issuable upon exercise of outstanding Ceapro Options was 2,878,666, representing approximately 3.68% of Ceapro’s issued and outstanding capital, and the total number of securities issuable upon vesting of restricted share units was nil. The total number of securities remaining available for future issuance under the Ceapro Stock Option Plan and Restricted Share Unit Plan, in the aggregate, is 4,950,652, representing approximately 6.32% of Ceapro’s issued and outstanding Ceapro Shares.

The decision to grant Ceapro Options or restricted share units is made using the principles and methodology set out above under the heading “Compensation Discussion and Analysis”.

The following is an overview of certain terms of the Ceapro Stock Option Plan (capitalized terms have the meaning defined in the Ceapro Stock Option Plan):

Term of the Ceapro Stock Option Plan	Description
Eligibility

Bona fide Directors, Officers, Employees, Management Company Employees and Consultants are eligible to participate.

Except in limited circumstances (grants to consulting companies), participants must be individuals or a company that is wholly owned by an individual eligible to receipt Ceapro Options.

Term and vesting schedule

The term is determined by the Ceapro Board but in no event is longer than ten years. However, exercise periods will be extended by ten business days (except in limited circumstances) if Ceapro is in a blackout period as at the expiration date.

The vesting period is determined by the Ceapro Board at their discretion.

Limit on size	The maximum number of Ceapro Shares currently issuable under the Ceapro Stock Option Plan is 10% of the issued and outstanding Ceapro Shares less any Ceapro Shares reserved for issuance under other securities based compensation arrangements of Ceapro.

Limit on size to any Participant	Unless Ceapro has obtained disinterested shareholder approval, the Ceapro Shares that may be issuable under the Ceapro Stock Option Plan to any Participant (excluding Consultants and Investor Relations Services Providers) is entitled to receive under the Ceapro Stock Option Plan may not exceed 5% of the issued and outstanding Ceapro Shares within any 12-month period.

Term of the Ceapro Stock Option Plan	Description

Limit on size to Insiders

Unless Ceapro has obtained disinterested shareholder approval, the maximum aggregate number of Ceapro Shares that are issuable pursuant to all Security Based Compensation (including the Ceapro Stock Option Plan) granted or issued to Insiders (as a group) must not exceed 10% of the Ceapro Shares at any point in time.

Unless Ceapro has obtained disinterested shareholder approval, the maximum aggregate number of Ceapro Shares that are issuable pursuant to all Security Based Compensation (including the Ceapro Stock Option Plan) granted or issued in any 12-month period to Insiders (as a group) must not exceed 10% of the Ceapro Shares, calculated as at the date any Security Based Compensation is granted or issued to any Insider.

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Limit on size for a Consultant	The Ceapro Shares that may be issuable under the Ceapro Stock Option Plan to any one Consultant within a one-year period may not exceed 2% of the issued and outstanding Ceapro Shares period.

Limit of size for all Investor Relations Services Providers	The Ceapro Shares that may be issuable under the Ceapro Stock Option Plan to all Investor Relations Services Providers within a one-year period may not exceed 2% of the issued and outstanding Ceapro Shares period.

Determination of Exercise Price	The exercise price is determined by the Ceapro Board, or a committee appointed by the Ceapro Board, in accordance with the Policies of the TSXV and Securities Law. Ceapro shall obtain disinterested shareholder approval to reduce the exercise price for a grant to an Insider.

Termination of employment without cause	If a Participant who is an Employee is terminated without cause from such position after being continuously employed for at least three years from the date of termination, all Ceapro Options immediately vest. The vested Ceapro Options may be exercised until the expiration of the Ceapro Option or the date that is 30 days following the termination date, whichever occurs first.

Termination of employment by reason of death or disability	If a Participant is an Employee and that Participant’s employment terminates as a result of death or Disability, and that Participant had been continuously employed for a minimum of three years at the time of death or Disability, all Ceapro Options held at the time of death or Disability shall become fully vested. In the case of death, the vested Ceapro Options may be exercised by those entitled under the Participant’s will or the laws of descent and distribution until the expiration of the Option or the date that is one year following the death of the Participant, whichever occurs first. In the event the Participant that is an Employee becomes disabled, any vested Ceapro Options may be exercised until the expiration of the Ceapro Option or the date that is 30 days following the termination date, whichever occurs first.

Termination of Employment with cause or Resignation	If a Participant is terminated with cause or resigns, there is no acceleration of vesting. In the event the Participant that is an Employee is terminated with cause, any vested Ceapro Options may be exercised until the expiration of the Option or the date that is five days following the termination date, whichever occurs first. In the event the Participant that is an Employee resigns, any vested Ceapro Options may be exercised until the expiration of the Ceapro Option or the date that is 30 days following the termination date, whichever occurs first.

Assignability and transferability	No benefits, rights or options accruing to a Participant are assignable or transferable during the lifetime of a Participant.

The following is an overview of certain terms of the Restricted Share Unit Plan (capitalized terms have the meaning defined in the Restricted Share Unit Plan).

Term of the Restricted Share Unit Plan	Description
Eligibility	Existing or proposed Directors, Employees and Consultants of Ceapro and its subsidiaries or any Insider of Ceapro and its subsidiaries are eligible to participate.

Vesting	An award under the Restricted Share Unit Plan shall vest in accordance with the vesting provisions determined by the Committee at the date of grant.

Limit on size

The maximum number of Ceapro Shares which may be reserved for issuance shall not exceed 1,000,000 and when combined with the maximum number of Ceapro Shares which may be reserved for issuance under all other security-based compensation arrangements of Ceapro, shall not exceed 10% of the total number of Ceapro Shares issued and outstanding from time to time.

The number of Ceapro Shares issuable in any 12-month period under the plan to any one Eligible Participant shall not exceed 1% of the total number of Ceapro Shares outstanding from time to time; and to all Insiders shall not exceed 2% of the total number of Ceapro Shares outstanding from time to time.

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Limit on size for Eligible Participants engaged in Investor Relations Activities	Eligible Participant whose primary function is conducting Investor Relations Activities shall not exceed in the aggregate 2% of the total number of Ceapro Shares issued and outstanding from time to time.

Termination of RSUs

Upon a grantee ceasing to be a Eligible Participant by reason of the retirement of the grantee or due to Disability or death of the grantee, all outstanding restricted share units previously granted to such grantee shall continue in full force and effect, and vesting and payment in respect of such restricted share units shall continue to be made in accordance with the terms thereof, subject to the provisions of the Restricted Share Unit Plan, as if such grantee continued to be an Eligible Participant, provided however that the grantee shall only be entitled to receive on each vesting date, the number of Ceapro Shares equal to the number of restricted share units granted multiplied by a fraction (A) the numerator of which is the number of days the grantee was an Eligible Participant of Ceapro during the applicable vesting period and (B) the denominator of which is the total number of days comprising the applicable vesting period.

Upon the grantee ceasing to be a Eligible Participant due to termination not for cause, effective as of the date of the termination without cause, all unvested restricted share units held by such grantee shall be terminated and all rights to receive any payment thereunder shall be forfeited by the grantee and the grantee shall not be entitled to receive any compensation in lieu thereof, provided that the Committee may determine in its sole discretion, prior to the date such restricted share units would otherwise terminate, to extend the date upon which such securities terminate.

Upon the grantee ceasing to be an Eligible Participant due to voluntary resignation by the grantee, all restricted share units previously credited to such grantee which did not vest on or prior to the last day of any notice period applicable in respect of such grantee’s voluntary termination date, shall be terminated and forfeited as of the grantee’s termination date (or such longer period as determined by the Committee in its sole discretion).

In the event of the grantee ceasing to be an Eligible Participant due to involuntary termination for cause, effective as of the date notice is given to the grantee of such termination, all unvested restricted share units held by such grantee shall be terminated and forfeited.

Assignability	Except as specifically provided in the Restricted Share Unit Plan, restricted share units may not be transferred or assigned.

Equity Compensation Plan Information

The following table sets forth summary information as at December 31, 2023 with respect to Ceapro’s equity compensation plans.

		Number of Securities to be Issued Upon Exercise of Outstanding Options and Vesting of RSUs (a)				Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Plan Category		Number	% of Common Shares Outstanding	Weighted-Average Exercise Price of Outstanding options and rights (b)		Number(1)	% of Common Shares Outstanding
Equity compensation plans approved by security holders	Stock Options	3,151,332	4.03	C$	0.67	4,677,986	5.97
	RSUs	Nil	N/A		N/A	370,000	0.47
Equity compensation plans not approved by security holders		Nil	N/A		Nil	Nil	Nil
Total:		3,151,332	4.03	$C	0.67	4,677,986	5.97

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Note:

(1)	The aggregate number of securities available for future issue under equity compensation plans (to be shared by the stock option plan and RSU plan) was 4,677,986 at December 31, 2023 and within this total a maximum 370,000 Ceapro RSU’s were available to grant.

Outstanding share-based awards and option-based awards

The following table sets forth all awards to Named Executive Officers outstanding as at December 31, 2023.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options(2) (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)	Market or payout value of vested share-based awards not paid out or distributed (C$)
Gilles Gagnon, President and Chief Executive Officer	150,000	0.62	Jan 3, 2028	Nil	N/A	N/A	N/A
	60,000	0.36	Jan 3, 2025	Nil
	60,000	0.39	Jan 4, 2024	Nil
	400,000	1.75	Jan 3, 2027	Nil
	150,000	0.64	Jan 2, 2025	Nil

Stacy Prefontaine, Chief Financial Officer	75,000	0.62	Jan 3, 2028	Nil	N/A	N/A	N/A
	35,000	0.36	Jan 3, 2025	Nil
	30,000	0.39	Jan 4, 2024	Nil
	60,000	0.50	Jan 2, 2028	Nil
	100,000	0.50	Feb 2, 2025	Nil

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Incentive Plan Awards - Value vested or earned during the year

The following table sets forth the value of the awards that vested for each Named Executive Officer during the financial year ended December 31, 2023.

Name	Option-based awards - Value vested during the year(1) (C$)	Share-based awards - Value vested during the year(2) (C$)	Non-equity incentive plan compensation - Value earned during the year (C$)
Gilles Gagnon, President and Chief Executive Officer	Nil	Nil	Nil
Stacy Prefontaine, Chief Financial Officer	Nil	Nil	Nil

Notes:

(1)	Represents the value the Named Executive Officer would have realized for Ceapro Options that were exercisable during 2023 if the Ceapro Options had been exercised on the vesting date, notwithstanding that such options may not have actually been exercised by the Named Executive Officer on the vesting date. Where the vesting date occurs on a date on which the TSXV is not open for trading, the closing price on the next trading day is used in calculating the value. Where an amount is noted as Nil, the exercise price on the vesting date was in excess of the market price.
(2)	Represents the value the Named Executive Officer realizes for restricted share units that vest during 2023. Where the vesting date occurs on a date on which the TSXV is not open for trading, the closing price on the next trading day is used in calculating the value.

Pension, Termination and Change of Control Benefits

As at April 26, 2024, Ceapro has no pension plan or other arrangement whatsoever in place that provides for payments or benefits at, following or in connection with retirement.

Gilles Gagnon provides his services as President and Chief Executive Officer to Ceapro pursuant to a service agreement (the “Service Agreement”) with Prodev Pharma Inc. (the “Consultant”) dated January 1, 2017. Under the terms of the agreement, in the event of termination for any reason other than for cause, Ceapro shall pay the Consultant an amount equal to the aggregate of: (i) the monthly fees which would otherwise have been payable to the Consultant for a period of one year from the date of such termination or expiration; and (ii) the amount equal to all bonuses paid or accrued for the benefit of the Consultant during the 12 months immediately prior to the date of such termination or expiration. Further, Ceapro shall reimburse all expenses incurred by the Consultant prior to the date of termination.

In the event of termination following a change in control of Ceapro or a material change in the terms and conditions of the Service Agreement, Ceapro shall pay the Consultant an amount equal to the aggregate of: (i) the monthly fees which would otherwise have been payable to the Consultant for a period of two years from the date of such termination or expiration; and (ii) the amount equal to all bonuses paid or accrued for the benefit of the Consultant during the 24 months immediately prior to the date of such termination or expiration. Further, Ceapro shall reimburse all expenses incurred by the Consultant prior to the date of termination. In addition, any unvested Ceapro Options and/or unvested restricted share units that have been issued under the Ceapro Stock Option Plan will vest as of the date of termination and all Ceapro Options will become exercisable in accordance with the Ceapro Stock Option Plan and Restricted Share Unit Plan.

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Gilles Gagnon and the Consultant have waived their right to terminate the Service Agreement and receive the payments described above in connection with the Plan of Arrangement.

Compensation of Directors

For periods prior to May 31, 2022, each non-management director of Ceapro received an annual fee of C$25,000, payable quarterly in arrears, and was entitled to reimbursement for expenses actually incurred in the capacity as a director. The Chair of the Audit Committee also received an additional annual fee of C$5,000, and the Chair of the Ceapro Board also received an annual fee of C$10,000. Effective June 1, 2022, each non-management director of Ceapro receives an annual fee of C$45,000, payable quarterly, and is entitled to reimbursement for expenses actually incurred in the capacity as a director. The Chair of the Ceapro Board receives an additional annual fee of C$30,000, the Chair of the Audit Committee receives an additional annual fee of C$20,000, and the Chair of the CGCNC receives an additional annual fee of C$15,000. Further, each director that is a member of the Audit Committee or CGCNC will also receive an annual fee of C$10,000 for their participation in such committees. Non-management directors are also eligible to receive an annual equity-based award equal to the value of C$45,000 under Ceapro’s equity compensation plans, to be granted each year following the annual general meeting.

The following table summarizes the compensation paid, payable, awarded or granted for the financial year ended December 31, 2023 to each of the independent directors.

Name	Fees earned (C$)(1)		Option-based awards (C$)(7)	Share-based awards (C$)	Total (C$)
Glenn Rourke Westmount, Quebec	72,500	(2)	21,271	Nil	93,771
Dr. William Li Holliston, Massachusetts, USA	81,077	(3)	21,271	Nil	102,348
Dr. Ulrich Kosciessa Pinneberg, Schleswig- Holstein, Germany	182,908	(4)	21,271	Nil	204,179
Ronald W. Miller Oakville, Ontario	265,833	(5)	21,271	Nil	287,104
Geneviève Foster Laval, Quebec	230,000	(6)	21,271	Nil	251,271

Notes:

(1)	The relevant disclosure required pertaining to Mr. Gagnon is disclosed in the table under the heading “Compensation of Executive Officers”.
(2)	Mr. Rourke acted as the Chair of the Ceapro Board up until June 1, 2022, and did not stand for re-election as a director at the June 6, 2023 annual meeting.
(3)	Dr. Li’s fees are earned and payable in USD dollars and are reflected in the table above in CDN dollars. Dr. Li is the Chair of the CGCNC.
(4)	Dr. Kosciessa’s fees are earned and payable in Euros and are reflected in the table above in CDN dollars.
(5)	Mr. Miller was appointed as Chair of the Ceapro Board on June 1, 2022.
(6)	Ms. Foster was appointed as Chair of the Audit Committee on June 1, 2022.
(7)	The fair value of the Option-based award has been calculated on the date of grant using the Black-Scholes Model using the following assumptions: (i) Risk free interest rate: 3.28%; (ii) Expected hold period to exercise: 5 years; (iii) Annualized Volatility: 65%; and (iv) Dividend Yield: 0%.

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Incentive Plan Awards

Currently Ceapro’s equity-based incentive plans are the Ceapro Stock Option Plan and a Restricted Share Unit Plan.

The decision to grant options under the Ceapro Stock Option Plan and restricted share units under the Restricted Share Unit Plan is made using the principles and methodology set out above under the heading “Compensation Discussion and Analysis”. Ceapro Options and restricted share units have been granted to the current directors of Ceapro as part of the overall compensation plan. At December 31, 2023, the directors of Ceapro held outstanding options to purchase a total of 1,815,000 Ceapro Shares.

The following table sets forth all awards outstanding at December 31, 2023 made to the non-management directors. Information on the option-based awards granted to Mr. Gilles Gagnon, who currently serves as a director, President and Chief Executive Officer of Ceapro can be found under the heading “Executive Compensation - Outstanding option based awards”:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options(2) (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)	Market or payout value of vested share-based awards not paid out or distributed (C$)
Dr. William Li	60,000	0.62	Jan 3, 2028	NIL	N/A	N/A	N/A
Holliston,	20,000	0.36	Jan 3, 2025	NIL
Massachusetts,	20,000	0.39	Jan 4, 2024	NIL
USA	75,000	0.64	Jan 2, 2025	NIL
	150,000	0.27	Nov 20, 2024	NIL

Dr. Ulrich	60,000	0.62	Jan 3, 2028	NIL	N/A	N/A	N/A
Kosciessa	20,000	0.36	Jan 3, 2025	NIL
Pinneberg	20,000	0.39	Jan 4, 2024	NIL
, Germany	150,000	0.36	April 27, 2025	NIL

Ronald W. Miller	60,000	0.62	Jan 3, 2028	NIL	N/A	N/A	N/A
Oakville, Ontario	150,000	0.44	Mar 1, 2027	NIL

Geneviève	60,000	0.62	Jan 3, 2028	NIL	N/A	N/A	N/A
Foster	150,000	0.52	April 19, 2027	NIL
Laval, Quebec

Notes:

(1)	Represents Ceapro Options granted to each Director on or before December 31, 2023. Information is provided chronologically by the option-based award grant date beginning with the most recent award grant date.

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(2)	The value of the unexercised in-the-money options has been determined by subtracting the exercise price of the Ceapro Options from the closing price of the Ceapro Shares on December 31, 2023 (C$0.19), as reported by the TSXV, and multiplying such amount by the number of Ceapro Shares that may be acquired upon exercise of the Ceapro Options. A NIL value reflects that the exercise price exceeded the closing price of Ceapro Shares on December 31, 2023.

Incentive Plan Awards - Value vested or earned during the year

The following table sets forth the value of the awards that vested for each non-management director during the financial year ended December 31, 2023.

Name	Option-based awards - Value vested during the year(1) (C$)	Share-based awards - Value vested during the year (C$)	Non-equity incentive plan compensation - Value earned during the year (C$)
Glenn Rourke	Nil	Nil	Nil
Westmount, Quebec
Dr. William Li	Nil	Nil	Nil
Holliston, Massachusetts
USA
Dr. Ulrich Kosciessa	Nil	Nil	Nil
Pinneberg,
Germany
Ronald W. Miller	Nil	Nil	Nil
Oakville, Ontario
Geneviève Foster	Nil	Nil	Nil
Laval, Quebec

Note:

(1)	Represents the value the director would have realized for Ceapro Options that were exercisable during 2023 if the Ceapro Options had been exercised on the vesting date, notwithstanding that such options may not have actually been exercised by the director on the vesting date. Where the vesting date occurs on a date on which the TSXV is not open for trading, the closing price on the next trading day is used in calculating the value.

Indebtedness of Directors and Officers

As of the date hereof, other than indebtedness that has been entirely repaid on or before the date of this Report or “routine indebtedness” as defined in Form 51-102F5 of National Instrument 51-102 none of:

(a)	the individuals who are, or at any time since the beginning of the last financial year of Ceapro were, a director or executive officer of Ceapro;

(b)	the proposed nominees for election as a director of Ceapro; or

(c)	any associates of the foregoing persons, is, or at any time since the beginning of the most recently completed financial year has been, indebted to Ceapro or any subsidiary of Ceapro, or is a person whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee support agreement, letter of credit or other similar arrangement or understanding provided by Ceapro or any subsidiary of Ceapro.

Management Contracts

Management services for Ceapro are not, to any material degree, performed by persons other than the directors or executive officers of Ceapro.

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Interest of Management and Others in Material Transactions

Except as set forth below, to the knowledge of Ceapro and based on information provided to it by its directors and the executive officers, there were no (i) directors or executive officers, (ii) persons that beneficially own, or control or direct, directly or indirectly, more than 10% of the Ceapro Shares, or (iii) any associate or affiliate of persons referred to in (i) and (ii), who has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected, or is reasonably expected to materially affect, Ceapro or any of its subsidiaries.

All benefits received, or to be received, by directors, officers or employees of Ceapro as a result of the Plan of Arrangement are, and will be, solely in connection with their services as directors, officers or employees of Ceapro. No benefit has been, or will be, conferred for the purpose of increasing the value of the consideration payable to any such person for the Ceapro Shares held by such person, and no consideration is, or will be, conditional on such person supporting the Plan of Arrangement.

Indemnification and Insurance

Prior to the Effective Time, Ceapro shall purchase a customary “tail” policy of directors’ and officers’ liability insurance for a period of up to six years providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Ceapro and its subsidiaries which are in effect immediately prior to the Effective Date and Aeterna Zentaris will, and will cause Ceapro and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for no less than six years from the Effective Time; provided that the cost of such policies shall not exceed 300% of the current annual aggregate premium for policies currently maintained by Aeterna Zentaris and its subsidiaries.

Securities Ownership

The chart below sets forth the Ceapro Shares and the Ceapro Options which the directors and executive officers of Ceapro beneficially own, directly or indirectly, or exercise control or direction over, as of the date hereof. The Ceapro Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement Resolution to the Ceapro Securityholders.

Name and Position	Number and % of Ceapro Shares Held Immediately Prior to the Effective Time on a Non-Diluted Basis(1)	Number of Ceapro Options	Number and % of Ceapro Shares Held Immediately Prior to the Effective Time	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Plan of Arrangement on a Non-Diluted Basis(2)(3)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Plan of Arrangement Assuming the Exercise of the Aeterna Zentaris New Warrants in Full(2)(4)

Number and % of Common Shares Expected to be Held Immediately Following Completion of the Plan of Arrangement on a Partially -Diluted Basis (Without Giving Effect to the Exercise of the Aeterna Zentaris New

Warrants)(2)(3)(4)

Dr. Ulrich Kosciessa Director	78,327 (0.10%)	230,000	Nil	1,848 (0.06%)	1,848 (0.05%)	7,276 (0.24%)
Dr. William Li Director	101,579 (0.13%)	305,000	Nil	2,397 (0.08%)	2,397 (0.06%)	9,593 (0.31%)
Geneviève Foster Director	Nil	210,000	Nil	Nil	Nil	4,955 (0.16%)
Gilles Gagnon(6) President and Chief Executive Officer and Director	1,778,062 (2.22%)	760,000	Nil	41,957 (1.37%)	41,957 (1.14%)	72,141 (2.33%)
Ronald W. Miller Director	Nil	210,000	Nil	Nil	Nil	4,955 (0.16%)
Stacy Prefontaine Chief Financial Officer	32,500 (0.04%)	270,000	Nil	767 (0.03%)	767 (0.02%)	7,138 (0.23%)

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Notes:

(1)	Based on 78,293,177 Ceapro Shares issued and outstanding as of the date hereof.
(2)	Figures assume that the directors and officers hold the same securities immediately prior to the Effective Time as held on the date hereof.
(3)	Assumes that there are 3,061,688 Common Shares issued and outstanding immediately following the completion of the Arrangement, on a post-share consolidation basis, which excludes the Common Shares issuable upon exercise of the Aeterna Zentaris New Warrants.
(4)	Assumes that there are 3,695,271 Common Shares issued and outstanding immediately following the completion of the Arrangement, on a post-share consolidation basis, which includes the Common Shares issuable upon exercise of the Aeterna Zentaris New Warrants.
(5)	Assumes the exercise, conversion or exchange of any securities held by such person exercisable for, convertible into or exchangeable for Ceapro Shares.
(6)	Gilles Gagnon is the President and Chief Executive Officer of Ceapro and a director of Aeterna Zentaris. Mr. Gagnon holds 49,000 Aeterna Zentaris deferred share units and 760,000 Ceapro Options and will be issued 17,934 Replacement Options upon the completion of the Arrangement on a post-share consolidation basis. Of Mr. Gagnon’s Ceapro Shares, 289,062 Ceapro Shares are held indirectly through Prodev Pharma Inc.

Employment Agreements

Gilles Gagnon provides his services as President and Chief Executive Officer to Ceapro pursuant to the Service Agreement.

Risk Factors

Ceapro is subject to a number of risks and uncertainties inherent in the development of any new technology. General business risks include: uncertainty in product development and related clinical trials and validation studies, the regulatory environment, for example, delays or denial of approvals to market its products, the impact of technological change and competing technologies, the ability to protect and enforce its patent portfolio and intellectual property assets, the availability of capital to finance continued and new product development, and the ability to secure strategic partners for late stage development, marketing, and distribution of its products. The risks and uncertainties described below are those that Ceapro currently believes to be material, but they are not the only ones that it faces. Additional risks and uncertainties, including those that Ceapro does not know about now or that it currently deems immaterial, may also adversely affect its business. To the extent possible, Ceapro’s pursues and implements strategies to reduce or mitigate the risks associated with its business.

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Customer reliance

Ceapro derives over 90% of its sales and related accounts receivable from one distribution partner, Symrise AG, and while Ceapro is continually seeking to expand Ceapro’s customer base, Ceapro expects this will continue for the foreseeable future. Ceapro’s future success in its base business cosmeceuticals market is dependent upon the continued demand by this distributor and their underlying customers, and the expansion of Ceapro’s customer base. Any decline in or loss of demand from this distributor or their underlying customers may have a negative impact on Ceapro’s revenues, and an adverse impact on Ceapro’s business, financial condition, and results of operations.

Intellectual property

Ceapro’s success will depend, in part, on its ability to obtain and maintain patents and trademarks and to secure and protect, trade secrets, proprietary technology and manufacturing processes and other intellectual property rights either developed internally or acquired, and to operate without infringing on the proprietary rights of others or have others infringe on its rights. Although Ceapro expends resources and efforts to patent its discoveries and innovations, there can be no assurance that patent applications will result in the issuance of patents or that any patents issued to Ceapro will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. Ceapro cannot be assured competitors will not independently develop products similar to Ceapro’s products designed to circumvent exclusive rights granted to Ceapro.

Licences

Ceapro has entered into limited life licence agreements for exclusive rights to new technologies. As part of the licence agreements Ceapro works to develop and scale up the new technologies with the goal to commercialize the technologies or products derived from the technologies. The development of these new technologies is a costly, complex, and time-consuming process, and the investment in this development often involves a prolonged time period until a return is achieved on the investment. Ceapro’s ability to successfully develop and scale-up new technologies within the expiry periods of the licence agreements is dependent on a number of key factors such as hiring and retaining employees who have specialized knowledge and expertise pertaining to the development of the technologies, being able to access third party specialists, being able to source key equipment or supplies in a timely manner, and delays in research and development programs related to products derived from the technologies. Commercial success depends on many factors including the degree of innovation of the products developed, access to funding for scale-up opportunities, uncertainties inherent in the regulatory approval processes, delays in manufacturing or marketing arrangements, and sufficient support from strategic partners if applicable. Should Ceapro not be able to successfully develop and scale-up the technologies within the time frames of the licence agreements it could have an adverse impact on Ceapro’s business and operating results and the share price of the Ceapro Shares may decline.

Research and development programs

Research and development programs may be regarded as uncertain, and the results obtained may not support the anticipated benefits. The development of new formulations, products and treatments may require substantial investment and may take a significant amount of time. Pre-clinical and clinical trial work will be necessary to complete before potential products could be determined to be safe and effective products and before Ceapro can obtain regulatory approvals for products to be approved for human use. Ceapro may set expectations for the timing of programs and the expected results of those programs throughout the different phases of development, such as for anticipated regulatory submission and approval dates of clinical studies, for the commencement and completion of research programs and clinical studies, for expected results, and for the potential timing of commercialization. However, the timing of these events can vary due to unanticipated delays, unsatisfactory research program or clinical trial results, the ability to manufacture the products at a reasonable cost, the ability to find appropriate partners for further commercialization, and to market successfully. At any stage, Ceapro may find it necessary to abandon the development of a potential new formulation, product and treatment and Ceapro may need to develop a new business strategy. This may have an adverse effect on Ceapro’s potential revenues and operating results.

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Loss of key personnel

Ceapro relies on certain key employees whose skills and knowledge are critical to maintaining Ceapro’s success. Ceapro always strives to identify and retain key employees and always strives to be competitive with compensation and working conditions.

Interruption and quality of raw material supply

Interruption of key raw materials could significantly impact operations and Ceapro’s financial position. Interruption of supply could arise from weather-related crop failures or from market shortages. Weather and other growing conditions can also impact crop quality and impact Ceapro’s profitability. Ceapro attempts to purchase key raw materials well in advance of their anticipated use and is in-licensing technologies from third parties to reduce this risk.

Regulatory compliance

As a natural extract producer, Ceapro is subject to various regulations, and violation of these could limit markets into which Ceapro can sell. Ceapro has introduced a range of procedures which will ensure that Ceapro is well prepared for new regulations and obligations that may be required.

Cyber security

Ceapro depends upon the reliability and security of Ceapro’s information technology systems in the normal course of operations. Ceapro is subject to a variety of information technology and systems risks including virus, cyber-attacks, security breach and destruction or interruption of information technology systems. Although Ceapro has controls and security measures in place that are designed to mitigate these risks, a breach of these measures could occur and result in a loss of material and confidential information and disruption to business activities.

Environmental issues

Violations of safety, health, and environmental regulations could limit operations and expose Ceapro to liability, cost, and reputational impact. In addition to maintaining compliance with national and provincial standards, Ceapro maintains internal safety and health programs.

Legal matters

In the normal course of operations, Ceapro may be subject to a variety of legal proceedings, including commercial, product liability, employment, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, and can cause Ceapro to incur significant expenses. Furthermore, because litigation is inherently unpredictable, and can be very expensive, the results of any such actions may have a material adverse effect on Ceapro’s business, operations, or financial condition.

Financial risks

Ceapro is exposed to various financial risks including, credit risk, foreign currency risk, liquidity risk, and interest rate risk, each of which could have an adverse impact on Ceapro’s business, financial condition, results of operations and cash flows.

Significant accounting estimates and assumptions

Ceapro’s consolidated financial statements, including the audited consolidated financial statements of Ceapro as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022, are prepared in accordance with IFRS. The assets, liabilities, revenues, and expenses reported in the consolidated financial statements depend to varying degrees on estimates made by management. An estimate is considered a critical accounting estimate if it requires management to make assumptions about matters that are highly uncertain and if different estimates that could have been used would have a material impact. The significant areas requiring the use of management estimates relate to provisions made for impairment of non-financial assets, inventory valuation, amortization of property and equipment, the recognition and valuation of tax liabilities and tax assets, provisions, the lease term and discount rate used to measure leases, and the assumptions used in determining share-based compensation. These estimates are based on historical experience and reflect certain assumptions about the future that Ceapro believe to be both reasonable and conservative. Actual results could differ from those estimates. Ceapro continually evaluates the estimates and assumptions.

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Fair value and impairment

Ceapro relies on forecasts and estimates in its evaluation of the fair value of financial instruments and the recoverable amounts of non-financial assets in relation to impairment testing. The accuracy of such forecasts is inherently vulnerable to assumptions related to the timing of future events, the size of anticipated markets, forecasted costs, and the expected growth of sales.

Public health crisis

Ceapro is exposed to risks related to pandemics or epidemics such as the ongoing COVID-19 virus pandemic which, while no longer classified as a public health emergency, remains an ongoing global health issue. Ceapro could experience disruptions in its raw materials supply chain, in its manufacturing operations, and its shipping activities as a result of quarantines, facility closures, travel and logistics restrictions, and other limitations in connection with this outbreak or future ones. COVID-19 may adversely affect Ceapro’s employees, its operations, its suppliers, and its customers. In addition to the impact on operations, these same disruptions may also adversely affect Ceapro’s research and development partners, research institutions, and laboratories which can negatively impact and delay Ceapro’s research programs. While Ceapro would expect this to be temporary, there is uncertainty around the duration of this pandemic, especially considering the variants of the virus that have emerged, and its broader impact. The extent to which the current pandemic or future ones will impact Ceapro’s results will depend on further developments which are highly uncertain and cannot be predicted with great certainty.

Legal Proceedings

Ceapro is not party to any outstanding legal proceedings. To the knowledge of Ceapro, there are no such proceedings contemplated.

Regulatory Actions

Ceapro has not been the subject of any penalties or sanctions imposed against the Ceapro by a court relating to securities legislation, by a securities regulatory authority, or by any regulatory body within the last three years immediately preceding the date hereof. Ceapro has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority within the last three years immediately preceding the date hereof.

Auditor and Transfer Agent

Raymond Chabot Grant Thornton LLP, independent registered public accounting firm, located at 600 de la Gauchetière Street West, Montreal, Quebec, H3B 4L8, audited the annual financial statements of Ceapro for the fiscal years ended December 2023 and 2022 attached to this section entitled “Information Concerning Ceapro.” Raymond Chabot Grant Thornton LLP is independent of Ceapro within the meaning of the Harmonized Rules of Professional Conduct of Chartered Professional Accountants of Canada and are independent public accountants within the meaning of the rules and standards of the Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

The registrar and transfer agent of Ceapro is Computershare Investor Services Inc. at 100 University Ave 8th Floor, Toronto, Ontario M5J 2Y1.

Material Contracts

In the last three years, the only material contract entered into by Ceapro which is currently still in effect or in respect of which Ceapro has outstanding obligations (other than contracts entered into in the ordinary course of business) is the Symrise Agreement.

The Symrise Agreement is a supply and distribution agreement with Symrise AG with respect to the distribution and commercialization of Ceapro’s high-value active ingredients to key international players in the cosmetics industry, effective from January 1, 2022 until December 31, 2026. Under the Symrise Agreement, Symrise AG is obligated to purchase minimum annual volumes of Ceapro’s products unless (i) there is a force majeure event, or (ii) there is a decrease or cessation of any customer’s purchase of the products from Symrise due to a formulation change by such customers, as more particularly set forth in the Symrise Agreement.

A copy of the Symrise Agreement is available for inspection at the offices of Ceapro located at 7824 – 51 Avenue NW Edmonton, Alberta, Canada T6E 6W2, and is also available electronically under Ceapro’s profile on SEDAR+ at www.sedarplus.ca.

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INFORMATION CONCERNING THE COMBINED COMPANY

The following information is presented assuming prior completion of the Plan of Arrangement and is reflective of the projected consolidated business, financial and share capital position of Aeterna Zentaris and Ceapro assuming the completion thereof. It contains significant amounts of forward-looking statements. See section entitled “Forward-Looking Statements” in this Report in respect of forward-looking information that is included in this Report and in the documents incorporated by reference herein. Readers are cautioned that actual results may vary. The information below only includes information respecting Aeterna Zentaris and Ceapro after the Plan of Arrangement that is materially different from information provided earlier in this Report. See the Form 20-F and section entitled “Information Concerning Ceapro”. See also the unaudited pro forma consolidated financial statements of the Combined Company set forth in the section entitled “Unaudited Pro Forma Combined Consolidated Financial Information of the Combined Company” herein.

Overview

On completion of the Arrangement, (i) Aeterna Zentaris will acquire all of the issued and outstanding Ceapro Shares and Ceapro will become a wholly-owned subsidiary of Aeterna Zentaris, and (ii) each of the current Shareholders, as a group, and the Ceapro Shareholders, as a group, are expected to own approximately 50% of the issued and outstanding Common Shares assuming the exercise of the Aeterna Zentaris New Warrants and based on the number of Common Shares and Ceapro Shares issued and outstanding as of December 31, 2023. As a result, all of the assets of Ceapro will become indirectly held by the Combined Company.

Name and Corporate Status

Following the Plan of Arrangement, Aeterna Zentaris (the Combined Company) will continue to exist under the CBCA, and Ceapro will continue to exist under the CBCA.

Upon the closing of the Plan of Arrangement the Combined Company will initially continue under the name “Aeterna Zentaris Inc.” and the Common Shares (including the Consideration Shares issued pursuant to the Plan of Arrangement and the Common Shares issued upon conversion of the Aeterna Zentaris New Warrants following the Plan of Arrangement) will continue to be listed for trading on the TSX and the NASDAQ initially under the symbol “AEZS”. It is expected that the Combined Company Board will recommend that Shareholders approve a new name for the Combined Company at the next annual general meeting of Shareholders.

The Combined Company will be a reporting issuer in all of the provinces of Canada and will file reports with the SEC under Section 13(a) of the U.S. Securities Exchange Act of 1934.

Anticipated Corporate Structure

The corporate chart below sets forth the Combined Company’s subsidiaries, each of which will be wholly-owned, and the jurisdiction of incorporation of each entity.

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Description of the Combined Company

The Combined Company will combine Ceapro’s business relating to the development and commercialization of natural products for the personal care, cosmetic, human and animal health industries using proprietary technology and natural renewable resources, and to the development of innovative products, technologies and delivery systems with Aeterna Zentaris’ business relating to the development and commercialization of therapeutics and diagnostic tests.

The Combined Company is expected to have the following characteristics:

●	Diversified commercial and development product pipeline. The Combined Company will benefit from an extensive and diversified pipeline of innovative products in development, including Ceapro’s quicker to market biotechnology products and Aeterna Zentaris’ potentially higher return, but longer-horizon, products. With this pipeline rejuvenation, the Combined Company is anticipated to boast:

○	more products in the pipeline that are closer to potential commercialization;

○	an enhanced ability to strategically focus financial and company resources in a manner that provides the most value to the Combined Company and shareholders; and

○	a more compelling value proposition and lower risk profile.

●	Expanded pharmaceutical research and development capabilities. The Combined Company will have the established pharmaceutical research and development capabilities of both Aeterna Zentaris and Ceapro, as well as infrastructure to support development activities and potentially offer improved efficiencies in addition to cost savings.

●	Greater potential for stable cashflow to support R&D of potentially higher return pharmaceutical products. Ceapro currently generates revenues from two main active ingredients, oat beta glucan and avenanthramides, extracted and purified using its proprietary technology. Cash flow from these products are planned to be used along with Aeterna Zentaris’ revenue from the commercialization or licensing of Aeterna Zentaris’ macimorelin product to support the development of the Combined Company’s roster of high potential-return products, ideally creating growing and sustainable revenue for the Combined Company and our combined investors.

●	Stronger Financial Position and Flexibility. The Combined Company will have increased financial flexibility with enhanced free cash flow and a strengthened balance sheet, with approximately C$51.4 million in unrestricted cash as of December 31, 2023 on a pro forma basis.

●	Strengthened expertise and efficiencies. Both Aeterna Zentaris and Ceapro have expertise that can build upon each other, which is expected to result in a stronger Combined Company. For example, Aeterna Zentaris is adept at navigating the conduct of human clinical trials and the crucial regulatory approval process required to bring pharmaceutical products to market. The Combined Company plans to leverage this expertise with the higher value pharmaceutical opportunities being advanced by Ceapro for its active ingredients and technologies.

●	North American + European Operations. Ceapro has an operational presence in North America, while Aeterna Zentaris is a Canadian company that trades on North American markets but whose current operational footprint is largely European.

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The business of the Combined Company and information relating to the Combined Company will be that of Aeterna Zentaris and Ceapro generally and as disclosed in the Form 20-F and elsewhere in this Report, including, but not limited to, as further described in the section entitled “Information Concerning Ceapro” herein.

The head office of the Combined Company will be situated at 222 Bay St., Suite 3000, Toronto, Ontario, Canada M5K 1E7 c/o Norton Rose Fulbright Canada LLP.

The Combined Company will have its registered office located at 222 Bay St., Suite 3000, Toronto, Ontario, Canada M5K 1E7 c/o Norton Rose Fulbright Canada LLP.

Description of Share Capital

The authorized share capital of the Combined Company will continue to be as described in Item 10.B. “Additional Information – Memorandum and articles of association” in the Form 20-F and the rights and restrictions of the Common Shares will remain unchanged.

Combined Company Shareholders and Principal Shareholders

The issued share capital of the Combined Company will change as a result of the consummation of the Share Consolidation and the Plan of Arrangement to reflect the issuance of the Common Shares contemplated in the Plan of Arrangement, including the offering of Aeterna Zentaris New Warrants and the Common Shares issuable upon exercise thereof. Based on the outstanding securities of Ceapro as of December 31, 2023, after giving effect to the Share Consolidation, it is expected that Aeterna Zentaris will issue up to a maximum of 2,549,231 Common Shares in connection with the Plan of Arrangement (including the Consideration Shares and the Common Shares to be issued in respect of the Replacement Options and the Aeterna Zentaris New Warrants). If no outstanding Ceapro Options have been exercised prior to the Effective Time, after giving effect to the Share Consolidation, 67,929 Common Shares are expected to be reserved for issuance upon the exercise of the Replacement Options (vested and unvested) and 633,583 Common Shares are expected to be reserved for issuance upon the exercise of the Aeterna Zentaris New Warrants.

On completion of the Plan of Arrangement, assuming that the current number of Common Shares and Ceapro Shares outstanding does not change from the date hereof and not including the exercise of any Aeterna Zentaris New Warrants, it is expected that there will be 3,061,688 Common Shares issued and outstanding after giving effect to the Share Consolidation. Up to a maximum of 829,267 Common Shares will be issuable upon the exercise of outstanding convertible securities of Aeterna Zentaris, including, without limitation, the Replacement Options and the Aeterna Zentaris New Warrants to be issued pursuant to the Plan of Arrangement after giving effect to the Share Consolidation. On completion of the Plan of Arrangement, assuming that the current number of convertible securities of Aeterna Zentaris and Ceapro does not change from the respective dates of the information provided herein, after giving effect to the Share Consolidation, it is expected that the total number of Common Shares issued and outstanding will be 3,890,955 on a fully-diluted basis.

To the knowledge of the directors and executive officers of Aeterna Zentaris as of the date of this Report, no person will beneficially own, or control or direct, directly or indirectly, voting securities of Aeterna Zentaris carrying 10% or more of the voting rights attached to the Common Shares following completion of the Plan of Arrangement.

Estimated Available Funds and Principal Purposes

Based on the consolidated financial statements of Aeterna Zentaris and Ceapro, respectively, as of December 31, 2023, Aeterna Zentaris had estimated working capital of approximately C$42 million and Ceapro had estimated working capital of approximately C$13 million. Based on the unaudited pro forma combined consolidated financial information of the Combined Company as of December 31, 2023 set forth herein, the Combined Company would have estimated working capital of approximately C$52.2 million upon completion of the Plan of Arrangement on a pro forma basis.

Aeterna Zentaris has historically had negative cash flow from operating activities and has historically incurred net losses but, based on current operations, the Combined Company expects to meet its cash needs for the twelve-month period following the date hereof. To the extent that the Combined Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows or raise additional funds through the issuance of additional equity securities, loan financing or other means. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Combined Company as those previously obtained, or at all. See section entitled “Risk Factors” in this Report.

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Directors and Executive Officers

Following completion of the Plan of Arrangement, the Combined Company Board will be comprised of eight (8) directors. The directors of Combined Company will hold office until the next annual general meeting of Shareholders or until their respective successors have been duly elected or appointed, unless his or her office is vacated earlier in accordance with the articles of the Combined Company (being the articles of Aeterna Zentaris) or within the provisions of the CBCA.

Management of the Combined Company is expected to include executives from both Ceapro and Aeterna Zentaris. Gilles Gagnon, Ceapro’s current President and Chief Executive Officer, and Giuliano La Fratta, Aeterna Zentaris’ current Senior Vice President, Finance and Chief Financial Officer, will lead the Combined Company’s business following completion of the Plan of Arrangement as Chief Executive Officer and Chief Financial Officer, respectively. Upon closing of the Plan of Arrangement and as a component of near-term integration efforts, it is expected that the Combined Company Board will assess the composition of the Combined Company’s executive officer team (aside from the President and Chief Executive Officer and Senior Vice President and Chief Financial Officer) to determine which Ceapro and which Aeterna Zentaris executive officers will hold roles as executive officers of the Combined Company. Additional changes to the Combined Company board and executive officers of the Combined Company may follow over the short, medium, and long-term as integration efforts progress and the Combined Company is in a better position to assess needs and recruit successors.

As of the Effective Date and assuming the exercise in full of the Aeterna Zentaris New Warrants, the Combined Company’s directors, Chief Executive Officer and Chief Financial Officer are expected to collectively hold 47,146 Common Shares (representing 1.28% of the total issued and outstanding Common Shares) as a group.

The following table sets out, among other things, the name of each of the persons expected to sit as a director of the Combined Company or as its Chief Executive Officer or Chief Financial Officer, each of their principal occupations for the last five (5) years; the period during which each person has served as a director of Aeterna Zentaris or Ceapro prior to the completion of the Plan of Arrangement; and the number of Common Shares of the Combined Company (after giving effect to the Share Consolidation, the Warrant Offering and the Plan of Arrangement) that each are expected to hold immediately upon the completion of the Plan of Arrangement.

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Name and Place of Residence	Proposed Position of the Combined Company	Principal Occupation for the Five Years Preceding	Period Served as a Director of Aeterna Zentaris or Ceapro(2)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Plan of Arrangement on a Non-Diluted Basis(1)(2)(3)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Plan of Arrangement Assuming the Exercise of the Aeterna Zentaris New Warrants in Full(1)(2)(4)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Plan of Arrangement on a Partially-Diluted Basis(1)(2)(3)(5)
Gilles Gagnon Quebec, Canada	President and Chief Executive Officer and Director	President and Chief Executive Officer of Ceapro	Director of Aeterna Zentaris since 2020 Director of Ceapro since 2007 President and executive officer of Ceapro since 2008	41,957 (1.37)%	41,957 (1.14)%	72,141 (2.33)%

Giuliano La Fratta Quebec, Canada	Senior Vice President and Chief Financial Officer	Senior Vice President Finance and Chief Financial Officer of Aeterna Zentaris	Officer of Aeterna Zentaris since 2022	Nil	Nil	500 (0.02)%

Carolyn Egbert(9) Texas, USA	Director	Owner, Creative Solutions for Executives (consulting company); Chair of the Board of Directors of Aeterna Zentaris	Director of Aeterna Zentaris since 2012	319 (0.01)%	471 (0.01)%	14,029 (0.46)%

Peter Edwards(8)(9) Ohio, USA	Director	Corporate Director; formerly General Counsel, Aziyo Biologics (medical company)	Director of Aeterna Zentaris since 2020	Nil	Nil	12,250 (0.40)%

Dennis Turpin (8) Quebec, Canada	Director	President and Chief Executive Officer of Endoceutics Inc.	Director of Aeterna Zentaris since 2021	320 (0.01)%	472 (0.01)%	12,422 (0.40)%

Ronald W. Miller(9) Oakville, Ontario	Chair	Former President and CEO of Hoffmann-La Roche Limited (Roche Canada) (2000-2022) Chair of the Board of Directors of Ceapro	Chair of Ceapro since 2022	Nil	Nil	4,955 (0.16)%

Ulrich Kosciessa(8) Pinneberg, Schleswig- Holstein, Germany	Director	CEO, Photonamic since September 2006. Since April 2018, COO of SBI ALApharma.	Director of Ceapro since 2015	1,848 (0.06)%	1,848 (0.05)%	7,275 (0.24)%

Geneviève Foster(8)(9) Laval, Quebec	Director	Business lawyer	Director of Ceapro since 2022	Nil	Nil	4,955 (0.16)%

William Li(9) Holliston, Massachusetts, USA	Director	Co-founder and Medical Director since 1994, and President since 2000, of Angiogenesis Foundation	Director of Ceapro since 2014	2,397 (0.08)%	2,397 (0.06)%	9,593 (0.31)%

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Notes:

(1)	Figures are provided on a post-Share Consolidation basis.
(2)	Figures assume that the directors and officers hold the same securities immediately prior to the Effective Time as held on the date hereof and reflect that no Ceapro Shareholders have exercised their Dissent Rights.
(3)	Percentages are based on 3,061,688 Common Shares issued and outstanding upon the completion of the Plan of Arrangement, which excludes the Common Shares issuable upon exercise of the Aeterna Zentaris New Warrants.
(4)	Number of Common Shares held includes the Common Shares issuable upon the exercise of the Aeterna Zentaris New Warrants, if any. Percentages are based on 3,695,271 Common Shares issued and outstanding upon the completion of the Plan of Arrangement, which includes the Common Shares issuable upon the exercise in full of the Aeterna Zentaris New Warrants.
(5)	Assumes the exercise, conversion or exchange of any securities of the Combined Company held by such person which are exercisable for, convertible into or exchangeable for Common Shares held by the individual, regardless of whether they are “in-the-money”.
(6)	We do not have any direct information concerning the number of Aeterna Zentaris or Ceapro securities beneficially owned by the Conditional Nominees or concerning such securities over which such persons exercise control or direction. This information was provided to us by the nominees individually.
(7)	Table reflects the approval by the Shareholders received at the Meeting of the Conditional Nominee Resolution, including the appointment of each of the Conditional Nominees pursuant thereto.
(8)	Anticipated member of the Audit Committee of the Combined Company. Dennis Turpin is expected to be appointed as the Chair of the Audit Committee.
(9)	Anticipated member of the Nominating, Governance and Compensation Committee of the Combined Company. Carolyn Egbert is expected to be appointed as the Chair of the Nominating Governance and Compensation Committee.
(10)	See section entitled “Directors and Executive Officers of the Combined Company” for additional information regarding the former Ceapro director’s security holdings.
(11)	See section entitled “Interest of Directors and Executive Officers in the Plan of Arrangement” for addition information regarding the current Aeterna Zentaris directors and executive officers’ security holdings.

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Following the completion of the Plan of Arrangement, there is not anticipated to be any material changes to the current executive compensation arrangements of Aeterna Zentaris or Ceapro.

To the knowledge of the Company, no Person who is expected to serve as a director or officer of the Combined Company following the completion of the Plan of Arrangement is, as at the date of this Report or has been, within ten years before the date of this Report, a director, chief executive officer or chief financial officer of any company (including Aeterna Zentaris) that:

(a)	was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, in each case such an order being in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer, or chief financial officer; or

(b)	was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, in each case such an order being in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as set forth below, to the knowledge of the Company, no Person who is proposed to serve as a director or officer of the Combined Company following the completion of the Plan of Arrangement, or shareholder who will be holding a sufficient number of Common Shares to affect materially the control of the Combined Company:

(a)	is, or within ten years before the date of this Report has been, a director or executive officer of any company (including Aeterna Zentaris) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within ten years before the date of this Report, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Dennis Turpin has been the Chief Executive Officer of Endoceutics since January, 2019. On September 26, 2022, the Superior Court of Quebec issued an order granting Endoceutics, Inc. and its subsidiaries’ application for creditor protection under the Companies’ Creditors Arrangement Act (Canada) to address near term liquidity issues. The order will be in place until June 27, 2024 and may be extended.

Audit Committee

Composition of the Audit Committee

The Combined Company’s Audit Committee is expected to consist of Dennis Turpin (Chair), Genevieve Foster, Peter Edwards and Dr. Ulrich Kosciessa.

Each proposed member is considered “financially literate” as defined in NI 52-110 and each is expected to be considered “independent” as defined in NI 52-110.

Relevant Education and Experience

Each of the members of the Combined Company Audit Committee have the industry experience necessary to understand and analyze financial statements of the level of complexity of the Combined Company, as well as the understanding of internal controls and procedures necessary for financial reporting. The specific education and experience of each is set out under their respective names under the heading “Directors and Executive Officers” above, section entitled “Directors and Executive Officers of the Combined Company” of this Report and the Form 20-F, including Item 6. “Directors, Senior Management and Employees” of the Form 20-F.

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Material Contracts

Please see the Form 20-F, including Item 10.C. “Additional Information – Material contracts” of the Form 20-F and the exhibits to the Form 20-F.

Indebtedness of Directors and Officers

None of the Persons who are proposed to be directors, employees or executive officers of the Combined Company following the completion of the Plan of Arrangement, and none of the associates of such Persons is or has been indebted to either Aeterna Zentaris or Ceapro at any time during the financial year ended December 31, 2023 of each of Aeterna Zentaris and Ceapro or will be indebted to the Combined Company upon completion of the Plan of Arrangement in connection with a purchase of securities or otherwise. Furthermore, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Aeterna Zentaris or Ceapro.

Independent Auditors, Transfer Agent and Registrar

The auditors of Aeterna Zentaris following the completion of the Plan of Arrangement will continue to be Deloitte LLP, 1190, Avenue Des Canadiens-De-Montreal, Bureau 500, Montreal, Québec, H3B 0M7, Canada.

The transfer agent and registrar for the Common Shares and the warrant agent for the Aeterna Zentaris New Warrants will continue to be Computershare at is principal office in Montréal, Québec.

Aeterna Zentaris’ agent for service of process and SEC matters in the U.S. is its wholly-owned subsidiary, Aeterna Zentaris, Inc., located at 315 Sigma Drive, Summerville, South Carolina 29486

Risk Factors

The business and operations of the Combined Company will continue to be subject to the risks currently faced by Aeterna Zentaris and Ceapro, as well as certain risks unique to the Combined Company. See “Risk Factors” in this Report. Readers should also carefully consider the risk factors relating to Aeterna Zentaris described in the Form 20-F.

Effect of the Issuance Resolution

Upon completion of the Plan of Arrangement, Aeterna Zentaris expects to issue the following Consideration Shares, Replacement Options and Aeterna Zentaris New Warrants:

	As at December 31, 2023
	Actual	As Adjusted	As Adjusted
(unaudited) (in thousands, except share data)	(in US $, except share data)	(in US $, except share data)	(in C$, except share data)

Number of Common Shares issued and outstanding	4,855,876 (1)	3,061,688	3,061,688

Cash and cash equivalents	$34,016	38,856	51,391

Warrant liability	-	19	25
Deferred share unit liability	-	386	511
Total non-current liabilities	14,280	15,681	20,739
Shareholders’ equity:
Share capital	293,410	27,137	35,891
Warrants	5,085	-	-
Contributed surplus	90,710	3,768	4,984
Retained earnings (deficit)	(369,831)	8,281	10,954
Accumulated other comprehensive income	(1,178)	-	-
Total capitalization	32,476	55,272	73,104

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Notes:

(1) Number of Common Shares is on an actual pre-Share Consolidation basis.

The number of our Common Shares that will be outstanding in the “As Adjusted” columns above is adjusted to give effect to the Share Consolidation, the Warrant Offering and the Plan of Arrangement and is based on 1,213,969 shares outstanding as of December 31, 2023 (as adjusted for the Share Consolidation), and excludes as of such date:

●	114,405 Common Shares issuable upon the exercise of the Aeterna Zentaris Adjusted Warrants at a weighted average exercise price of $87.04 per share;
●	13,350 Common Shares issuable upon the exercise of outstanding Aeterna Zentaris employee stock options (vested and unvested) at a weighted average exercise price of $50.05 per share;
●	218,512 Common Shares reserved for future issuance under our 2018 Long-Term Incentive Plan dated March 27, 2018;
●	67,929 Common Shares issuable upon the exercise of Replacement Options (vested and unvested) to be issued to Ceapro’s employees in the Plan of Arrangement in exchange for the Ceapro Options (vested and unvested; and
●	633,583 Common Shares issuable upon the exercise of Aeterna Zentaris New Warrants to be issued to our Shareholders and the Aeterna Warrant Holders in the Warrant Offering at an exercise price of $0.01 per share.

As set forth below, Shareholders and former Ceapro Shareholders are each expected to own approximately 50% of the issued and outstanding Common Shares of the Combined Company immediately following completion of the Plan of Arrangement, assuming the exercise of all of the Aeterna Zentaris New Warrants and based on the number of Common Shares and Ceapro Shares issued and outstanding as of market close on December 31, 2023.

	Number of Common Shares	Percent of Common Shares of Combined Company(4)
Common Shares held by current Shareholders(1)	1,213,969	32.85%
Common Shares upon exercise of Aeterna Zentaris New Warrants to be held by current Shareholders and current holders of Aeterna Zentaris Adjusted Warrants(1)(2)	633,583	17.15%
Total:	1,847,552	50.00%
Consideration Shares to be held by Ceapro Shareholders(3)	1,847,719	50.00%

Notes:

(1)	Assumes that there are 1,213,969 Common Shares issued and outstanding immediately prior to the completion of the Plan of Arrangement.
(2)	Assumes that there are 114,405 Aeterna Zentaris Adjusted Warrants issued and outstanding immediately prior to the completion of the Plan of Arrangement.
(3)	Reflects that no Ceapro Shareholders exercised their Dissent Rights and that there are 78,293,177 Ceapro Shares issued and outstanding prior to the Share Consolidation.
(4)	Assumes that there are 3,695,271 Common Shares of the Combined Company issued and outstanding immediately upon the completion of the Plan of Arrangement, including the exercise of all the Aeterna Zentaris New Warrants (but excluding the exercise of the Aeterna Zentaris employee stock options, the Aeterna Zentaris Adjusted Warrants and the Replacement Options).

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DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY

We are governed by our restated articles of incorporation (the “Restated Articles of Incorporation”) under the CBCA and by articles of amendment dated October 2, 2012, November 17, 2015 and May 9, 2019 (together with the Restated Articles of Incorporation, the “Articles”) and by our by-laws, as amended and restated on March 21, 2013 (the “By-Laws”). Our Articles provide that our Aeterna Zentaris Board shall be composed of a minimum of five (5) and a maximum of 15 directors. The board of directors of the Company is currently comprised of five directors, being Peter Edwards, Carolyn Egbert, Gilles Gagnon, Dennis Turpin and Klaus Paulini (the “Existing Directors”). Pursuant to the Arrangement Agreement, the Company has agreed to use commercially reasonable efforts to ensure that Ronald W. Miller, Ulrich Kosciessa, Geneviève Foster and William Li (the “Conditional Nominees”), are appointed to the Aeterna Zentaris Board upon the completion of the Plan of Arrangement. Each Conditional Nominee is a director nominee of Ceapro. The Conditional Nominee Resolution was approved at the Meeting.

To facilitate the appointment of the Conditional Nominees, the Shareholders approved an ordinary resolution increasing the number of directors of the Company from five (5) to eight (8) and elected each Conditional Nominee (the “Conditional Nominee Resolution”). The increase in the number of directors from five (5) to eight (8) and the appointment of the Conditional Nominees to the Aeterna Zentaris Board was conditional upon, and shall only take effect following, the completion of the Plan of Arrangement.

If the Plan of Arrangement closes, (i) the Aeterna Zentaris Board will be comprised of the following eight (8) members: Peter Edwards, Carolyn Egbert, Gilles Gagnon, Dennis Turpin, Ronald W. Miller, Ulrich Kosciessa, Geneviève Foster and William Li (the “Combined Company Board”), and (ii) each of the members of the Combined Company Board will remain in office until the termination of the next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless his or her post is vacated earlier.

We are subject to the provisions of section 106(3.4) of the CBCA, which came into effect on August 31, 2022. Section 106(3.4) of the CBCA provides that if, at a meeting of shareholders of a corporation at which an election of directors is required, there is only one candidate nominated for each position available on the board (an “Uncontested Meeting”), each candidate is elected only if the number of votes cast in their favour represents a majority of the votes cast for and against them by the shareholders who are present in person or represented by proxy. If an incumbent director who was a candidate in an election held in an Uncontested Meeting was not elected during the election, the director may continue in office until the earlier of: (a) the 90th day after the day of the election; and (b) the day on which the director’s successor is appointed or elected.

Each of the Existing Directors was elected at the annual meeting of Shareholders held on July 14, 2023, and information concerning the Existing Directors and executive compensation, is set out in our Form 20-F (see Item 6. “Directors, Senior Management and Employees” of the Form 20-F). Also see section entitled “Interest of Directors and Executive Officers in the Plan of Arrangement.”

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The following table provides the names of the Conditional Nominees and information concerning them:

Name and Place of Residence	Principal Occupation	Number and % of Common Shares Held as of the date hereof on a Non-Diluted Basis	Number of Consideration Shares, Replacement Options and/or Aeterna Zentaris New Warrants Issuable under the Plan of Arrangement(1)(2)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Plan of Arrangement on a Non-Diluted Basis(1)(2)(3)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Plan of Arrangement Assuming the Exercise of the Aeterna Zentaris New Warrants in Full(1)(2)(4)(5)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Plan of Arrangement on a Partially-Diluted Basis (1)(2)(3)(5)
Geneviève Foster Laval, Quebec	Business lawyer	Nil	4,955 Replacement Options	Nil	Nil	4,955 (0.16%)
Ulrich Kosciessa Pinneberg, Schleswig-Holstein, Germany	CEO of Photonamic since September 2006. Since April 2018, COO of SBI ALApharma.	Nil	1,848 Consideration Shares 5,427 Replacement Options	1,848 (0.06%)	1,848 (0.05%)	7,276 (0.24%)
William Li Holliston, Massachusetts, USA	Co-founder and Medical Director since 1994, and President since 2000, of Angiogenesis Foundation	Nil	2,397 Consideration Shares 7,196 Replacement Options	2,397 (0.08%)	2,397 (0.06%)	9,593 (0.31%)
Ronald W. Miller Oakville, Ontario	Former President and CEO of Hoffmann-La Roche Limited (Roche Canada) (2000-2022) Chair of the Board of Directors of Ceapro	Nil	4,955 Replacement Options	Nil	Nil	4,955 (0.16%)

Notes:

(1)	Figures are provided on a post-Share Consolidation basis.
(2)	Figures assume that the directors and officers hold the same securities immediately prior to the Effective Time as held on the date hereof and reflect that no Ceapro Shareholders have exercised their Dissent Rights.
(3)	Percentages are based on 3,061,688 Common Shares issued and outstanding immediately following the completion of the Plan of Arrangement, which excludes the Common Shares issuable upon exercise of the Aeterna Zentaris New Warrants.
(4)	Percentages are based on 3,695,271 Common Shares issued and outstanding upon the completion of the Plan of Arrangement, which includes the Common Shares issuable upon the exercise in full of the Aeterna Zentaris New Warrants.
(5)	Assumes the exercise, conversion or exchange of any securities of the Combined Company held by such person which are exercisable for, convertible into or exchangeable for Common Shares held by the individual, regardless of whether they are “in-the-money”.
(6)	Aeterna Zentaris does not have any direct information concerning the number of Aeterna Zentaris or Ceapro securities beneficially owned by the Conditional Nominees or concerning such securities over which such persons exercise control or direction. This information was provided to us by the Conditional Nominees individually or based on publicly available information.
(7)	None of the Conditional Nominees are currently directors or officers of Aeterna Zentaris.
(8)	None of the Conditional Nominees hold securities of Aeterna Zentaris.
(9)	See section entitled “Information Concerning the Combined Company – Directors and Executive Officers” for the expected composition of the committees of the Combined Company Board.

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Director Biographies

Ronald W. Miller: Ronald W. Miller was President and CEO of Hoffmann-La Roche Limited (Roche Canada) for 22 years (until 2022). In this role, he was responsible for the growth and success of the Canadian Pharmaceuticals Division, particularly as it relates to Roche’s mandate of developing and delivering innovative healthcare solutions for Canadians. Mr. Miller has more than 43 years of extensive and varied experience in the pharmaceutical industry.

Born in Scotland, Mr. Miller completed his Bachelor of Science in Economics and Geography at the University of Glasgow, then moved to Leeds, England to accept a job as a pharmaceutical sales representative.

Mr. Miller advanced through a series of successive sales and management positions across the industry to become the National Sales Manager for Roche in the United Kingdom in 1988 and continued to move globally as a Product Manager in Switzerland and Deputy Divisional Director of the Pharmaceutical Division in Japan. He moved back to Switzerland to head up a global product launch before returning to the UK as Pharmaceuticals Director. Mr. Miller was appointed President and CEO of Roche Pharmaceuticals in Canada in May 2000 and became a Canadian citizen in 2008.

Mr. Miller was re-elected as Chairman of the Board of Directors of Innovative Medicines Canada (IMC), the national association representing Canada’s research-based pharmaceutical companies, from 2019 to 2022.

He served as Chairman of the IMC Board in 2007 and has since fulfilled two subsequent terms as Past Chair. Prior to this, Mr. Miller was the Chair of the IMC Prairies Core Team and sat as Co-Chair of the Health Research Foundation. He also served on several committees including the IMC Public Affairs, Stakeholder Relations, the British Columbia Sub-Committee, and was Chair of the Federal Affairs/FPT Relations Standing Committee.

Ulrich Kosciessa: Dr. Kosciessa currently serves as the Chief Executive Officer of Germany-based Photonamic GmbH & Co. KG and as Representative Director of Tokyo-based SBI Pharmaceuticals Co. LTD. as well as the Chief Operating Officer of Hong Kong based SBI ALApharma Co. LTD. He has worked for more than 20 years for Medac GmbH, a global pharmaceutical company with operations in 70 countries where he served as a member of the Executive Management Board, as Managing Director of Medac International and as Chairman of the Board of Medac Pharma Inc., a U.S.-based subsidiary of Medac GmbH focused on specialty pharmaceuticals for autoimmune diseases and cancer. Throughout his career at Medac, Dr. Kosciessa has formed several subsidiaries and affiliates as well as established a network of global partners, growing the company’s international business more than 50% since 2005.

In addition, since 2006 Dr. Kosciessa has also served as Chief Executive Officer of Photonamic, a former subsidiary of Medac GmbH, now belonging to the SBI group of Japan, focused on research and development of photodynamic therapy and diagnostics. He has successfully developed two Photonamic products currently marketed in Europe, North America, South America, the Asian Pacific region and Australia. From 2006 to 2008, Dr. Kosciessa served as Chief Executive Officer at Immune Laboratory of Hannover, a research-based organization focused on autologous dendritic cell-based tumor vaccines.

Prior to joining Medac GmbH, Dr. Kosciessa was a postdoctoral researcher at the neuroscience/neurodegenerative diseases division of Schering AG, a multinational pharmaceutical company. He received a B.Sc. in Biology and a Ph.D. in Molecular Biology from Georg-August University of Göttingen, Germany.

Geneviève Foster: Geneviève Foster is a corporate director and a business lawyer. Since 2008, as a solo business lawyer, she provides services and counsel to a select group of companies which operate in various industries including life sciences and pharma. Through her involvement with her client companies and their boards, Ms. Foster developed an expertise in leading publicly traded and privately held companies in the establishment of strategic plans, international development, sound governance practices and value-creating transactions.

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She began her career with a national law firm after which she became general counsel of private and publicly traded companies. She served as the Vice President, Legal Affairs and Corporate Secretary at Warnex Inc., a TSX-listed company which developed and licensed innovative technologies and operated medical and pharmaceutical laboratories. Additional career appointments include Director, Legal Affairs and Corporate Secretary of Boomerang Tracking Inc., a TSX-listed company which used cellular technology to track stolen vehicles, and Spectra Telecom ST Inc., an affiliate of SNC-Lavalin and Telesystem in the engineering and construction of wireless telecom towers on the international scene.

Ms. Foster holds a Bachelor of Business Administration, a Bachelor of Law and is a member of the Quebec Bar. She is fluent in both English and French.

In addition to the Ceapro Board, she currently sits on the Board of directors of the Quebec CPA Order. Previously, she served as a board of directors member and executive of BioQuebec and as a board of directors member of Oxfam Quebec. In 2023, Ms. Foster completed the Directors Education Program offered by the Institute of Corporate Directors–- Rotman University and she holds the ICD.D designation.

William Li: Dr. Li is the President, Medical Director and Co-founder of the Angiogenesis Foundation, which leads a worldwide revolution in diet and disease prevention based on emerging clinical research and technological advances. Through his work at the Angiogenesis Foundation, he has developed a unique social enterprise model based on international collaborations with leading medical academic centers, biopharmaceutical companies and government agencies, including the National Institute of Health, National Cancer Institute and the FDA. Dr. Li’s expertise extends across numerous medical specialties including oncology, hematology, cardiology, diabetes, ophthalmology, dermatology and wound care along with a diverse category of other disease areas and health conditions.

Dr. Li’s extensive work has been published in Science, The New England Journal of Medicine, Nature Reviews Clinical Oncology, The Lancet and other leading peer-reviewed medical journals. He is a highly sought international lecturer and advisor, and has been recognized by O Magazine, The Atlantic, USA Today, The New York Times, TIME Magazine, Wall Street Journal and CNN, as well as the Bill and Melinda Gates Foundation and the Clinton Global Initiative. Additionally, Dr. Li’s diet and disease prevention expertise has been featured on “The Doctor Oz Show” television show including his Eat to Defeat Cancer initiative, a healthy eating campaign in over 130 countries.

Dr. Li received his A.B. with honors from Harvard College, and his M.D. from the University of Pittsburgh School of Medicine, Pennsylvania. He completed his clinical training in General Internal Medicine at the Massachusetts General Hospital in Boston. Dr. Li has held appointments on the clinical faculties of Harvard Medical School, Tufts University, and at Dartmouth Medical School. He is an Honorary Fellow of the American College of Wound Care Specialists and has served as advisor and consultant to leading global public and private companies.

INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS IN THE PLAN OF ARRANGEMENT

Interest of Directors and Executive Officers in the Plan of Arrangement

The directors and executive officers of Aeterna Zentaris may have interests in the Plan of Arrangement that are, or may be, different from, or in addition to, the interests of other Shareholders. Except as described below, management of Aeterna Zentaris is not aware of any material interest direct or indirect, by way of beneficial ownership or otherwise, of any director or executive officer of Aeterna Zentaris or anyone who has held office as such since the beginning of Aeterna Zentaris’ last financial year or of any associate or affiliate of any of the foregoing in the Plan of Arrangement.

Aeterna Zentaris Securities Ownership

The chart below sets forth the Common Shares and convertible securities which the directors and executive officers of Aeterna Zentaris beneficially own, directly or indirectly, or exercise control or direction over, as of the date hereof after giving effect to the Share Consolidation. The Aeterna Zentaris Board was aware of these interests and considered them, among other matters, when the Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director) recommended approval of the Aeterna Zentaris Resolutions to Shareholders.

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Name and Position	Number and % of Common Shares Held as of the date hereof on a Non-Diluted Basis(1)	Number and % of Ceapro Shares Held as of the date hereof on a Non-Diluted Basis(2)	Number of Consideration Shares, Replacement Options and/or Aeterna Zentaris New Warrants Issuable to Individual under the Plan of Arrangement(3)(4)	Number and % of Common Shares of the Combined Company Expected to be Held Immediately Following Completion of the Plan of Arrangement on a Non-Diluted Basis(3)(4)(5)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Plan of Arrangement Assuming the Exercise of the Aeterna Zentaris New Warrants in Full(3)(4)(6)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Plan of Arrangement on a Partially-Diluted Basis (3)(4)(5)(7)
Klaus Paulini(8) President, Chief Executive Officer and Director	1,050 0.09%	Nil	500 Aeterna Zentaris New Warrants	1,050 (0.03%)	1,550 (0.04%)	3,525 0.12%
Giuliano La Fratta(9) Senior Vice President, Finance and Chief Financial Officer	Nil	Nil	Nil	Nil	Nil	500 (0.02%)
Nicola Ammer(10) Senior Vice President, Chief Medical Officer	Nil	Nil	Nil	Nil	Nil	1,100 (0.04%)
Michael Teifel(11) Senior Vice President, Non-Clinical Development and Chief Scientific Officer	Nil	Nil	Nil	Nil	Nil	500 (0.02%)
Matthias Gerlach(12) Senior Vice President, Manufacturing and Supply Chain Managing Director Aeterna Zentaris GmbH	Nil	Nil	Nil	Nil	Nil	1,150 (0.04%)
Carolyn Egbert(13) Chair of Board of Directors	319 0.03%	Nil	152 Aeterna Zentaris New Warrants	319 (0.01%)	471 (0.01%)	14,029 (0.46%)
Peter Edwards(14) Director	Nil	Nil	Nil	Nil	Nil	12,250 (0.40%)
Dennis Turpin(15) Director	320 0.03%	Nil	152 Aeterna Zentaris New Warrants	320 (0.01%)	472 (0.01%)	12,422 (0.40%)
Gilles Gagnon(16) Director	Nil	41,957 (2.27%)	41,957 Consideration Shares 17,934 Replacement Options	41,957 (1.37%)	41,957 (1.14%)	72,141 (2.33%)

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Notes:

(1)	Based on 1,213,969 Common Shares issued and outstanding as of the date hereof.
(2)	Based on 1,847,719 Ceapro Shares issued and outstanding as of the date hereof.
(3)	Figures are provided on a post-Share Consolidation basis.
(4)	Figures assume that the directors and officers hold the same securities immediately prior to the Effective Time as held on the date hereof and reflect that no Ceapro Shareholders have exercised their Dissent Rights.
(5)	Percentages are based on 3,061,688 Common Shares issued and outstanding upon the completion of the Plan of Arrangement, which excludes the Common Shares issuable upon exercise of the Aeterna Zentaris New Warrants.
(6)	Number of Common Shares held includes the Common Shares issuable upon the exercise of the Aeterna Zentaris New Warrants, if any. The Percentages are based on 3,695,271 Common Shares issued and outstanding upon the completion of the Plan of Arrangement, which includes the Common Shares issuable upon the exercise in full of the Aeterna Zentaris New Warrants.
(7)	Assumes the exercise, conversion or exchange of any securities of the Combined Company held by such person which are exercisable for, convertible into or exchangeable for Common Shares held by the individual, regardless of whether they are “in-the-money”.
(8)	Klaus Paulini also holds 1,945 Aeterna Zentaris employee stock options.
(9)	Giuliano La Fratta holds 500 Aeterna Zentaris employee stock options.
(10)	Nicola Ammer holds 1,100 Aeterna Zentaris employee stock options.
(11)	Michael Teifel holds 500 Aeterna Zentaris employee stock options.
(12)	Matthias Gerlach holds 1,150 Aeterna Zentaris employee stock options.
(13)	Carolyn Egbert also holds 778 Aeterna Zentaris employee stock options and 12,780 Aeterna Zentaris DSUs.
(14)	Peter Edwards holds 12,250 Aeterna Zentaris DSUs.
(15)	Dennis Turpin also holds 11,950 Aeterna Zentaris DSUs.
(16)	Gilles Gagnon is the President and Chief Executive Officer of Ceapro and a director of Aeterna Zentaris. Mr. Gagnon holds 12,250 Aeterna Zentaris DSUs and 17,934 Ceapro Options. Of Mr. Gagnon’s Ceapro Shares, 6,821 Ceapro Shares are held indirectly through Prodev Pharma Inc.

Aeterna Zentaris does not have any direct information concerning the number of securities of Aeterna Zentaris or Ceapro beneficially owned by the directors of Aeterna Zentaris or concerning such securities over which such persons exercise control or direction. This information was provided to us by the directors of Aeterna Zentaris individually or is based upon publicly available information.

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Interest of Certain Persons in Plan of Arrangement

Except as set forth in this Report, management of Aeterna Zentaris is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of Aeterna Zentaris at any time since the beginning of Aeterna Zentaris’ last financial year, any proposed nominee for election as director of Aeterna Zentaris or of any associate or affiliate of any such persons, in the Plan of Arrangement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Indebtedness of Directors and Officers

Neither at any time during the financial year ended December 31, 2023 nor as at the date hereof were any of the directors or officers indebted to us in respect of the purchase of our securities or otherwise. The Aeterna Zentaris Board has adopted a resolution prohibiting (a) the making of any new loans to its directors and officers, and (b) modifying the material terms of any such then existing loans.

Interest of Informed Persons in Material Transactions

Except as set forth in this Report, management of Aeterna Zentaris is not aware of any material interest, direct or indirect, of any informed person of Aeterna Zentaris, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Aeterna Zentaris or any of its subsidiaries. Applicable Canadian securities legislation defines an “informed person” as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, or who exercises control or direction over directly or indirectly, voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

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EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Raymond Chabot Grant Thornton LLP
23.2	Consent of Raymond James & Associates, Inc.
99.1	Audited Consolidated Financial Statements of Ceapro Inc. as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022
99.2	Management’s Discussion and Analysis of Ceapro for the Two Years Ended December 31, 2023 and 2022
99.3	Fairness Opinion of Raymond James & Associates, Inc.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: May 14, 2024	By:	/s/ Giuliano La Fratta
Giuliano La Fratta
Chief Financial Officer

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